Technical Report for the Briggs Project

Inyo County, California

35°56.5'N, 117°11.75'W

Prepared For

Atna Resources, Ltd.

14142 Denver West Parkway

Golden, CO 80401

USA

By
Alan C. Noble, PE
Ore Reserves Engineering
12254 Applewood Knolls Drive
Lakewood, CO 80215

Michael J. Read
Chlumsky, Armbrust & Meyer, LLC
12600 W. Colfax Ave.
Lakewood, CO 80215

March 30, 2009

Table of Contents
1	Summary			1
2	Introduction			9
3	Reliance on Other Experts			11
4	Property Description and Location			12
	4.1	Location		12
	4.2	Land Area		12
	4.3	Mining Claim Description		12
	4.4	Agreements and Encumbrances		12
	4.5	Environmental Liabilities		16
		4.5.1	Current Approvals and Reclamation Requirements	16
		4.5.2	Current Reclamation Bond Amount	18
		4.5.3	Actual Versus Bond Amount Reclamation Costs	19
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			21
	5.1	Access		21
	5.2	Climate		21
	5.3	Local Resources and Infrastructure		21
	5.4	Physiography		21
6	History			22
	6.1	Property History		22
	6.2	Exploration History		22
	6.3	Resource and Reserve History		23
	6.4	Production History		23
7	Geological Setting			27
	7.1	Regional Geology		27
	7.2	Local Geology and Structure		29
8	Deposit Types			34
	8.1	Oxidation		36
9	Mineralization			37
	9.1	Goldtooth Zone		38
	9.2	BSU		38
	9.3	Briggs Main		38
	9.4	Briggs North	39
10	Exploration		40
	10.1	2007 Exploration	40
	10.2	2008 Exploration	40
	10.3	Planned Exploration	40
11	Drilling		42
	11.1	Summary	42
	11.2	Reverse Circulation Drilling and Logging	42
	11.3	Core Drilling and Logging	43
	11.4	Twin Hole Comparison	43
12	Sampling Method and Approach		45
	12.1	Summary	45
	12.2	Reverse Circulation Sampling	45
	12.3	Core Sampling	45

Technical Report for the Briggs Project

	12.4	Bulk Samples		46
	12.5	Drill Data		46
	12.6	Blasthole Drilling		48
13	Sample Preparation, Analyses and Security			49
	13.1	Summary		49
	13.2	Sample Security		49
	13.3	Drill Sample Preparation and Analysis		49
		13.3.1	ALS Chemex Quality Assurance Program	50
		13.3.2	Analytical Quality-Control Blanks, Reference Materials, and Duplicates	51
14	Data Verification			55
15	Adjacent Properties			62
16	Mineral Processing and Metallurgical Testing			64
17	Mineral Resource and Mineral Reserve Estimates			65
	17.1	Drill Hole Data		65
		17.1.1	Topographic Data	67
		17.1.2	Tonnage Factors (Density)	70
	17.2	Block Models		70
		17.2.1	Mine-Fill Models	72
	17.3	Mineral Envelope Models		73
		17.3.1	Goldtooth Zone	74
		17.3.2	Goldtooth Hanging Wall Zones	76
		17.3.3	Other Zones	76
	17.4	Compositing		76
		17.4.1	Goldtooth Zone Composites	76
	17.5	Basic Statistics		76
	17.6	Variograms		80
	17.7	Blasthole - Drill Hole Assay Comparison		81
	17.8	Blasthole Model		82
	17.9	Grade Estimation		83
	17.10	Resource Classes		87
	17.11	Resource Summary		88
	17.12	Mineral Reserves		89
		17.12.1	Pit Limit Definition	89
		17.12.2	Mine Plan and Production Schedule	90
18	Other Relevant Data and Information			95
19	Interpretation and Conclusions			96
20	Recommendations			97
21	References			98
22	Date and Signature Page			100
23	Additional Requirements for Development Properties and Production Properties			101
	23.1	Previous Operations before 2008		101
		23.1.1	Pre-2008 Mining	101
		23.1.2	Pre-2008 Ore Control	101
		23.1.3	Pre-2008 Processing	102
		23.1.4	Pre-2008 Reclamation	102
	23.2	Mining and Processing		103

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		23.2.1	Mining Operations	103
		23.2.2	Processing	104
	23.3	Infrastructure		106
	23.4	Environmental Considerations		107
	23.5	Manning		109
	23.6	Operating Costs		109
	23.7	Taxes and Royalties		111
	23.8	Contracts		111
	23.9	Capital Cost		111
	23.10	Metal Price		112
	23.11	Economic Analysis		113
	23.12	Sensitivity Analysis and Risk		114
24	Certificate of Authors			116

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Figures

Figure 4-1 Location Map of the Briggs Mine	13
Figure 4-2 Claim Map of the Briggs Property	14
Figure 4-3 Site Map of the Briggs Mine	15
Figure 7-1 Regional Geology of the Panamint Range	28
Figure 7-2 Generalized Geology of the Briggs Mine Area	31
Figure 7-3 Schematic Sections through the North and Goldtooth Pits	32
Figure 8-1 Photograph showing fault dragging in the Goldtooth pit	35
Figure 9-1 Perspective view of the Briggs mineralized zones looking east.	37
Figure 9-2 Perspective view of the Briggs mineralized zones looking north.	37
Figure 10-1 Deep Brigs Exploration Target	41
Figure 12-1 Probability Plot of Briggs UG 2005-2007 RC Assays	47
Figure 13-1 Crushing specification curve	50
Figure 13-2 Typical sample preparation control chart	51
Figure 13-3 Quality control inserts specifications	51
Figure 13-4 QAQC precision specifications	52
Figure 13-5 QA/QC evaluation of trends	52
Figure 13-6 QA/QC external proficiency tests	53
Figure 13-7 QAQC precision specification and definitions	53
Figure 14-1 Gold assay results from “Blank” submitted with drill samples.	55
Figure 14-2 Gold assay results from Standard SG-14 submitted with drill samples.	56
Figure 14-3 Gold assay results from Standard SK-21 submitted with drill samples.	57
Figure 14-4 Gold assay results from Standard SK-21 submitted with drill samples.	58
Figure 14-5 Gold assay results from Standard SG 14 submitted with drill samples during the 2008 drill program.	59
Figure 14-6 Gold assay results from Standard SK 33 submitted with drill samples during the 2008 drill program.	59
Figure 14-7 ALS Chemex assays compared to Briggs onsite for duplicate drill samples.	60
Figure 14-8 ALS assays vs. Briggs duplicate drill samples at 0.01 oz Au/t cutoff	61
Figure 14-9 Relative percent error- ALS Chemex vs Briggs duplicates, >0.01opt Au	61
Figure 15-1 Plot of statistics for Cecil-R, Jackson and Briggs	63
Figure 17-1 Perspective views of Briggs project topography models (looking east)	69
Figure 17-2 Plan map showing the Full Model Area (Tan) and the Goldtooth Model Area (pink) superimposed over current topography	71
Figure 17-3 Plan map showing the Briggs mineral envelope models.	73
Figure 17-4 Plan map and detail of the Goldtooth fault and the Goldtooth mineral zone on the 1300 elevation bench.	75
Figure 17-5 Histograms and cumulative frequency plots for composited gold grade by mineral zone.	78
Figure 17-6 Blasthole gold grade versus drill hole gold grade for paired samples less than 8 feet apart.	82
Figure 17-7 Briggs Mine Pit Expansion Layout	93
Figure 23-1 Gold Price (London Fixed) – Monthly Average and 36-Month Trailing Average	113
Figure 23-2 Total Cash Flow Sensitivity Chart	115

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Tables
Table 1-1 Summary of Briggs Mine Production	2
Table 1-2 Briggs Historical Reconciliation	4
Table 1-3 Comparison of the Resource Model to the Blast Hole Model	5
Table 1-4 Estimate of Remaining Resource at the Briggs Mine	6
Table 1-5 Estimate of the Remaining Open Pit Mineral Reserves in the Briggs Mine	6
Table 1-6 Briggs Mine Project Cash Flow	8
Table 2-1 Units of Measure and Conversion Factors	10
Table 4-1 Permits and Approvals Associated with Briggs Mine	16
Table 4-2 Reclamation expenditure summary	19
Table 6-1 Exploration history of the Briggs Mine	23
Table 6-2 Canyon Production History at the Briggs Mine	24
Table 7-1 Stratigraphic Column of the Panamint Range	27
Table 11-1 Twinned drill hole comparison (0.01 oz Au/t cutoff grade)	44
Table 12-1 WSE Statistical Comparison of Drilling Types (0.010 oz Au/t Cutoff)	46
Table 12-2 WSE comparison of gold grade by lithology group (0.010 oz Au/t cutoff grade)	47
Table 15-1 Statistics of sample Au values at Cecil-R prospect	62
Table 15-2 Statistics of sample Au values at Jackson prospect	63
Table 16-1 Predicted recovery for pit and ore type	64
Table 17-1 Drill Hole Data Files for Briggs Resource Estimate	65
Table 17-2 Lithologic Numeric Code to Alpha Code Translation Table	66
Table 17-3 Summary of Drill Hole Samples and Footage by Lithology	67
Table 17-4 Block Model Size and Location Parameters (Full Model)	70
Table 17-5 Block Model Size and Location Parameters (Goldtooth Detail Model)	70
Table 17-6 Logical Table for Assigning MINEFILL Codes	72
Table 17-7 Summary of Drill Hole Assay Statistics by Lithology	77
Table 17-8 Summary of Composite Statistics by Zone	79
Table 17-9 Summary of Variogram Models by Zone	80
Table 17-10 Summary of Blasthole vs Drill Hole Comparison	81
Table 17-11 Comparison of the Blasthole Model to Reported Production	83
Table 17-12 Composite Capping Factors for Gold-Grade Estimation	83
Table 17-13 Search Ellipse Parameters for Gold-Grade Estimation	84
Table 17-14 Estimation Parameters for Gold-Grade Estimation	84
Table 17-15 Comparison of IDP Estimates to NN Estimates	85
Table 17-16 Comparison of the Resource Model to Reported Production	86
Table 17-17 Comparison of the Resource Model to Reported Production	87
Table 17-18 Parameters for Resource Classification	88
Table 17-19 Summary of Remaining Measured and Indicated Resource	88
Table 17-20 Summary of Remaining Inferred Resource	89
Table 17-21 Pit Optimization Parameters	90
Table 17-22 Pit Design Criteria	91
Table 17-23 Mine Production Schedule	92
Table 17-24 Briggs Mine Open Pit Mineral Reserves as of December 31, 2008	94
Table 23-1 Major Mine Equipment	104
Table 23-2 Briggs Production Schedule	106

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Table 23-3 Reclamation Expenditure Summary	108
Table 23-4 Existing Reclamation Bond Summary	108
Table 23-5 Operating Manning Levels	109
Table 23-6 Briggs Open Pit Mine Production Cost History by Year	109
Table 23-7 Briggs Open Pit Mining Costs by Function ($/Ton Mined)	110
Table 23-8 Briggs Process Costs by Function	110
Table 23-9 Briggs General & Administrative Costs by Function	111
Table 23-10 Briggs Life of Mine Capital Expenditures	112
Table 23-11 Briggs Mine Project Cash Flow	114
Table 23-12 Economic Sensitivity to changes in Gold Price	115

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Appendices

Appendix A          List of Mining Claims

Appendix B          Variogram Plots

Appendix C          Significant Drill Hole Intersections

Appendix D          Open Pit Reserve Detailed Results

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1	Summary
Ore Reserves Engineering (ORE) of Lakewood, Colorado, USA was retained in early 2008 by Canyon Resources Corporation (Canyon), now a wholly owned subsidiary of Atna Resources, Ltd. (Atna), to prepare an updated resource estimate, for the CR Briggs Corporation on the Briggs Mine (Briggs) in Inyo County, California.  During the resource update, the  geologic sections of this report were updated by Mr. Steve Zahony, geologic consultant, who was formerly VP Exploration for Canyon Resources.  After the resource estimate was completed Atna retained Chlumsky, Armbrust & Meyer LLC (CAM) of Lakewood, Colorado, USA to update the mine design, mining schedule, and reserve estimate for the new resource model.  This report has been prepared to document all of this new work and to provide a current technical report for the project.

Canyon operated Briggs between January 1996 and April 2004. Commercial gold production began at the Briggs Mine in October 1996, as a heap leach gold operation. Active mine production ceased in February 2004, but Canyon has continued to recover gold from the heaps.  Atna commenced new ore mining at Briggs in January 2009 and construction of a new leach  pad expansion was completed in March 2009.  Crushing and placement of new ore on the leach pad has commenced.

The Briggs Mine is located in Inyo County, California about 50 miles east of the town of Ridgecrest, California. Access from Ridgecrest is via State Highway 178 north through Trona to the townsite of Ballarat, then south 7 miles on gravel roads to the mine site.  The Briggs property consists of 198 unpatented and two patented mining lode claims, and one patented and 18 unpatented millsite claims that together cover a total area of approximately 4,480 acres.  The claims are administered by the U.S. Bureau of Land Management (BLM) on federally owned lands administered by the BLM.  All of the claims are located in Inyo County in southeastern California.

Briggs produced gold by heap leaching both crushed and uncrushed (run-of-mine) material placed on leach pads. A total of 23.5 million tons of material grading 0.031 oz Au/t containing nearly 740,000 ounces of gold was placed on the leach pads. A total of 51.6 million tons of waste have been mined, indicating an overall stripping ratio of 2.186:1 over the life of the mine.

The processing of this material by heap leaching has continued until 2006; however, current gold production is active only as part of the heap reclamation process.  Nearly 554,000 ounces of gold have been recovered by leaching since 1996. The cost to produce an ounce of gold has averaged $306 per ounce recovered.  Table 1-1summarizes the past production of the operation. The annual amount of material placed on the heap leach pads has varied between 575,913 tons in 2004 to 5,183,100 tons in 1999.

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Technical Report for the Briggs Project

Table 1-1 Summary of Briggs Mine Production

Parameter	Tons	Oz Au/t	Au-Ozs
Open Pit	23,476,572	0.0306	717,525
Underground	111,400	0.1883	20,980
Total Mine Production	23,587,972	0.0313	738,505
Waste	51,600,000
Strip Ratio	2.188

Reclamation of the waste dumps including reseeding has been completed with exceptional success.  The top 3-4 benches of the existing heap leach pad have been re-graded to the prescribed 3H: 1V slope.  The remaining reclamation work includes final reclamation of the heap leach pads, facility and pond removal, internal road removal and final drainage completion. New mining will impact some areas of previously reclaimed waste dumps. In those impacted areas, topsoil is being salvaged and returned to the topsoil stockpile. Clay from the clay borrow area was mined to construct the new leach pad and further mining is expected for the construction of the additional leach pad expansion commencing in 2010. New leach pad capacity has been constructed to contain an additional 7.0 million tons of ore and the final leach pad extension will be contructed in 2010 to increase new capacity to 14 million tons.

The Panamint Mountains trend north-northwest for approximately 80 miles and average about 16 miles in width.  The range is flanked by the grabens of the Panamint Valley on the west and Death Valley on the east. The western flank of the Panamint Range is underlain by rocks that vary in age from Precambrian to recent and that have been modified by several tectonic and metamorphic events.  The rocks have been deformed by at least two folding episodes and were intruded during the mid-Mesozoic time by granitic to dioritic intrusions.  Shearing and hydrothermal activity focused in low-angle structures as well as vertical extensional fault zones, depositing silica, Ca-Mg-Fe carbonates (silica-carbonate alteration), and pyrite with gold and traces of chalcopyrite.

Young basin and range faulting dramatically raised the Panamint Range to its current height and continues to the current period. Two rock suites dominate the geology in the vicinity of Briggs. The first is a package of light colored Precambrian quartz-feldspar gneiss and intercalated lenses and layers of dark green to rusty brown amphibolite gneiss.  The Precambrian rocks are the hosts for most of the gold mineralization at Briggs; the amphibolite is particularly favorable, even though volumetrically it constitutes less than 20 percent of the Precambrian rocks present.

The second suite is a large felsic intrusive mass of Triassic-aged monzonite to granodiorite composition.  The intrusive rocks are separated from the Precambrian gneiss by two major faults. Structure is critically important to ore formation at Briggs.  Both gold mineralization and wall rock alteration are controlled by

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Technical Report for the Briggs Project

large-scale and micro-scale structures.  They are responsible for rock preparation of an otherwise generally unsuitable host in the form of the quartz-feldspar gneiss. The most obvious structure, the Goldtooth fault, was a major conduit for ore-bearing fluids. The Briggs ore bodies are disseminated replacement style deposits.  The alteration-mineralization displays a remarkably simple assemblage of gold, disseminated pyrite, carbonate (usually ferroan dolomite), and silica (+/-) sericite.  Styles range from broadly disseminated at Briggs Main and Briggs North to structurally controlled and partially replaced host rock at Gold Tooth and Briggs North underground.

The Briggs drill-hole database consists of 985 drill holes (including 71 holes at Cecil-R and 34 holes at the Jackson areas) with a total footage of 28,543.3 feet drilled at Briggs, 22,056 feet drilled at Cecil-R, and 14,162 feet at the Jackson prospect. Cecil-R and Jackson are located to the north of Briggs. Most of the drill holes have not been down-hole surveyed. However, for holes that have been down-hole surveyed there was insignificant deviation from the collar.

Sampling methods are well documented for 2005–2007 drill programs.  The RC drilling was wet with a rotary splitter used to cut the samples.  The historic RC sampling was collected mainly on 5-foot increments but it is not known if the drilling was done dry or wet or what types of sample splits were made at the drill site or who supervised the sampling.  There do not appear to be any records of the sample collection procedures, or splitting or storage protocols, which is fairly typical of pre-“43-101” documentation.  However, companies that used industry standard practices conducted the post-1988 programs that comprise the database, and there is no reason to suspect data integrity, particularly with the strength of the mining reconciliation.

The Briggs Mine gold recovery process is conventional heap leach.  Crushed or run-of-mine ore is placed on the leach pads and leach solution is recirculated between the ore and the gold adsorption recovery columns.  Gold is adsorbed onto the carbon and then desorbed from the carbon into a stripping solution.  Electrowinning removes the gold from the stripping solution onto stainless steel mesh, forming sludge.  The sludge is then smelted and refined into gold doré and sold.  The Briggs refinery typically produces a doré of 70% gold and 20% silver.

During production, Canyon tracked the reconciliation of the model and with production reported by the mine and plant.  The results of the historical reconciliation, as shown in Table 1-2, show that the reconciliation was excellent in the larger Main Briggs pit), but that reconciliations in the smaller pits phases were less reliable.  This result is typical of many gold mines in that larger volumes are more easily estimated from development drilling than smaller volumes.

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Technical Report for the Briggs Project

Table 1-2 Briggs Historical Reconciliation

Pit Phase	Mined Tons	Model Tons	Percent Variance	Mined Grade	Model Grade	Percent Variance	Mined Ounces	Model Ounces	Percent Variance
Main Briggs	17,811,700	17,736,400	0.4%	0.0301	0.0299	0.7%	535,810	529,640	1.2%
NBR	1,382,400	1,256,600	9.1%	0.0508	0.0551	-8.3%	70,290	69,200	1.6%
Gold Tooth	2,136,100	2,409,900	-12.8%	0.0415	0.0394	4.9%	88,580	95,040	-7.3%
NBR Layback	635,630	575,910	9.4%	0.0500	0.0470	6.0%	31,801	27,078	14.9%
BSU	145,700	225,100	-54.5%	0.0393	0.0298	24.2%	5,720	6,700	-17.1%
TOTAL	22,111,530	22,203,910	-0.4%	0.0331	0.0328	1.0%	732,201	727,658	0.6%

*Obtained from monthly engineering reports

In June 2006, an SEC Guide 7 compliant mineral resource report was completed by John Taylor, which was revised to a Canadian NI 43-101 compliant report in October 27, 2007, and titled “Technical Report on the Briggs Mine Project”. This study utilized a cutoff date of December 31, 2006, for drill-hole data. An open pit mining study prepared by WLR Consulting, Inc. of Lakewood, Colorado, was completed November 8, 2006, based on the Taylor report. This study, used as the basis for the subsequent Feasibility Study, detailed an economically positive case for restarting the Biggs Mine as an open pit operation.

During the completion of the Taylor report, the high-grade nature of the Goldtooth structure at Briggs was recognized, and a drilling program was continued to test the structure. As a result of this work, a NI 43-101 compliant Mineral Resource Technical Report was completed by Reserva International (Timothy J. Carew) entitled “Technical Report - Briggs Mine Underground Project” on July 26, 2007. Practical Mining LLC of Spring Creek, Nevada, was commissioned to complete the “Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2006”, dated February 2, 2007. Thomas M. McNamara of TM Consulting Inc. authored an NI 43-101 technical report entitled “Mineral Reserve Technical Report on the Briggs Mine Project, Inyo County, California, USA”, dated May 8, 2008, which updated the open pit reserves for the project.

An updated resource model was completed by ORE in July 2008, that includes new drilling through hole R-114, which was completed March 2007, five BU-series holes that were drilled in 2008, and 95 additional assay intervals for some R-series holes that were recovered from the Briggs data archives.  In addition, the estimation methods for all deposits were reviewed and updated

The July 2008 model also updated the estimation methods for all deposits.  New mineral envelope shells were prepared using three-dimensional (3D) wireframing methods at an approximate cutoff grade of 0.005 oz Au/t cutoff grade.  The BSU, Briggs Main, Briggs North, and Goldtooth Hangingwall zones were

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Technical Report for the Briggs Project

estimated inside the shells using conventional inverse-distance-power (IDP) methods.  The Goldtooth Zone was estimated using a 3D model of the surface of the Goldtooth fault.  The fault surface model was used as a trend surface for gold grade estimation with IDP interpolation.

Basic statistics and variograms were compiled for the mineralized zones to develop initial estimation parameters.  The estimation parameters were then fine-tuned to match more closely to the estimated grade distribution from the blast hole model, which was created from historical blast hole data.  The resulting resource model reconciles very well with the blast hole model, as shown in Table 1-3.

Table 1-3 Comparison of the Resource Model to the Blast Hole Model

Pit	Cutoff	Blast Hole Model			Resource Model			%Difference (Blast Hole-Resource)
		Tons	Grade	oz Gold	Tons	Grade	oz Gold	Tons	Grade	oz Gold
Goldtooth	0.012	2,461,986	0.0380	93,454	2,427,364	0.038	93,185	-1.4%	1.1%	-0.3%
Briggs Main	0.013	14,870,961	0.0273	405,640	14,570,998	0.028	405,389	-2.0%	2.0%	-0.1%
BSU	0.013	4,382,689	0.0305	133,700	4,503,869	0.030	136,221	2.8%	-0.9%	1.9%
North Briggs	0.017	1,797,388	0.0492	88,495	1,796,943	0.050	89,182	0.0%	0.8%	0.8%
Total		23,513,025	0.0307	721,290	23,299,173	0.0311	723,977	-0.9%	1.3%	0.4%

As part of this study, capital and operating cost estimates were updated in October 2008, the financial analysis was revised to evaluate current feasibility study economics, and a new mine plan was developed to determine the project’s reserves. Additional work completed includes over flight of the property, in December 2007, to provide an up-to-date surface topography and additional metallurgical confirmatory test work of mineralization in the Goldtooth structural zone.  During late 2008 a new drilling program was initiated to explore for new mineralization and infill areas of inferred resources that are within and adjacent to the newly designed pit limits. The results from these additional drill holes appear consistent with expected results from previous drilling, but are not included in this study.

Table 1-4 shows the estimate of the remaining Mineral Resources for the Briggs Mine. Total Measured and Indicated open pit Mineral Resources are estimated to be 20.7 million tons at a gold grade of 0.027 ounces gold per ton (“opt”) containing 550,000 ounces of gold. This is an estimate of the total remaining in-situ mineralization in the Briggs Mine amenable to open pit mining methods inclusive of Mineral Reserves, not including satellite projects such as Jackson and Cecil-R.  Additional open pit Mineral Resources at the Inferred level of confidence are estimated at 6.7 millions tons grading 0.026 opt Au (175,000 contained Au ounces).

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Technical Report for the Briggs Project

Table 1-4 Estimate of Remaining Resource at the Briggs Mine

Resource Class	Cutoff (oz Au/t)	Tons (x1,000)	Grade (oz Au/t)	ounces Gold
Measured	0.01	8,997	0.028	249,000
Indicated	0.01	11,691	0.026	301,000
Total Measured + Indicated	0.01	20,688	0.027	550,000
Inferred	0.01	6,686	0.026	175,000

Table 1-5 shows the estimate of Mineral Reserves for the Briggs Mine. This is an estimate of the total remaining in-situ mineralization in the Briggs Mine that is currently technically and economically feasible based upon this study. The economic model used to evaluate Mineral Reserves is based upon a gold price of $750 per troy ounce. The open pit Mineral Reserves is supported by a feasibility-level study to restart the Briggs Mine. The study is based on mining and processing using the same equipment and methods used prior to 2004, when mining was suspended, and the updated Mineral Resources shown above. Open pit mining dilution is accounted for by compositing on 20-foot intervals and supported by strong reconciliations of actual production to block model estimates. Briggs Mine open pit Mineral Reserves at the Proven and Probable level of confidence are estimated as 12.47 million tons grading 0.021 opt Au (267,064contained gold ounces).

Table 1-5 Estimate of the Remaining Open Pit Mineral Reserves in the Briggs Mine

Classification	Cut-off Grade (opt)	Tons (x1,000) (short tons)	Gold Grade (opt)	Contained Ounces Gold
Proven	0.0066	6,390	0.023	147,303
Probable	0.0066	6,075	0.020	119,762
Proven + Probable	0.0066	12,465	0.021	267,064
1) Gold Price of US$750
2) Strip Ratio of 2.19 tons of waste per ton of ore
3) Internal economic cut-off grade of 0.0066 opt Au
4) These reserves are included in the project’s overall Mineral Resource stated in Table 1-4  above.

This Technical Report is based on a feasibility-level study that demonstrates the viability of reopening the Briggs Mine as an open pit operation. Sequential drilling programs have amply displayed the potential for the development of additional gold mineralization at this site and nearby property positions. Additional improvement to project economics may be developed as new reserves are defined

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Technical Report for the Briggs Project

and produced to offset fixed overhead cost, and the initial investment required to take this mine back into operation is repaid.

The open pit mine plan develops a Proven and Probable Mineral Reserve of 12.47 million tons at a grade of 0.021 ounces per ton (opt) containing 267,064 gold ounces at a strip ratio of 2.19 waste tons to one ore ton.  Crushing will be conducted at a target rate of approximately 2.79 million tons of ore per year over a five year period and leaching will occur over a six year period.

Year one gold production is estimated at 23,660 recovered ounces increasing to 39,064 ounces in year two, 42,032 ounces in year three, 45,207 ounces in year four, 52,731 ounces in year 5 and 10,743 ounces in year six.

Site cash cost of operation (C1) is $465 per ounce; while total cash cost (C2) is $468 per ounce. The difference between C1 and C2 reflects only those cost associated with the California Gold tax of $5.00 per ounce, offsite refining, transportation and insurance estimated at $1.53 per ounce, offset by silver revenue credits based on a silver price of $10.0 per ounce. Full costs (C3) are $587 per ounce and account for total site cost (C2) plus the recapture of all capital investment including site closure cost.

The open pit mine provides a reasonable return in today’s gold market and, once the mine is open, is expected to pave the way for development of additional open pit mineralization as well as potential satellite mines.

The existing mining equipment at Briggs is sufficient for restart of open pit operations with the addition of two blasthole drills, one front-end loader, one haul truck, one water truck and miscellaneous other ancillary units.  Current gold prices are significantly higher than those used in the mine design. Additional upside can be developed, should gold prices remain high, within the existing mineral resource base of mineralization.

Total capital investment for the open pit mine is $23.7 million including sustaining capital through the mine life.  This includes a sunk cost of $5.9 million spent in 2008 and reflects all required equipment being purchased and leased.

Briggs Mine economics are favorable at gold prices significantly below the current gold market price.  Total life-of-mine net cash flow, including closure costs, totals $35.8 million at a $750 gold price. Payback of capital investment, including approximately $5.9 million sunk in 2008, occurs in the first quarter of 2011.  Expenditures made in 2008 represent sunk costs and are not shown in the cash flow model, although this amount is captured in the accounting based cost of goods sold and is reflected in the full cash cost shown.

The Briggs Mine Project cash flow is presented in Table 1-6.

The overall recommendation is to proceed with the Briggs Mine restart plan given the current gold price outlook and favorable project economics.

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Table 1-6 Briggs Mine Project Cash Flow

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2	Introduction
This technical report was prepared by Alan Noble, P.E., of Ore Reserve Engineering and Mike Read of Chlumsky, Armbrust, & Meyer. Alan Noble is responsible for preparation of the Mineral Resource Estimate within this technical report and Mike Read is responsible for the preparation of the Mineral Reserve Estimate, Economic Model, Mine Design, Scheduling, and Cash Flow Estimates.  Both Alan Noble and Mike Read take overall responsibility for the content of this Technical Report.

The authors have relied upon several previous prepared Technical reports including those prepared by John Taylor, who authored an SEC Guide 7 compliant mineral resource report that was revised to a Canadian NI 43-101 compliant report in October 27, 2007, and titled “Technical Report on the Briggs Mine Project”. This study utilized a cutoff of December 31, 2006, for drill-hole data. An open pit mining study prepared by WLR Consulting, Inc. of Lakewood, Colorado, was completed November 8, 2006, based on the Taylor report. This study, used as the basis for the subsequent Feasibility Study, detailed an economically positive case for restarting the Biggs Mine as an open pit operation. During the completion of the Taylor report, the high-grade nature of the Goldtooth structure at Briggs was recognized, and a drilling program was continued to test the structure. As a result of this work, a NI 43-101 compliant Mineral Resource Technical Report was completed by Reserva International (Timothy J. Carew) entitled “Technical Report - Briggs Mine Underground Project” on July 26, 2007. Practical Mining LLC of Spring Creek, Nevada, was commissioned to complete the “Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2006”, dated February 2, 2007. This work was combined with the prior open pit study to develop a combined open pit and underground development plan for Briggs, contained in a Technical Report authored by Thomas M. McNamara, P.E., of TM Consulting Inc. of Littleton, Colorado, entitled “NI 43-101 Mineral Reserve Technical Report on the Briggs Mine Project, Inyo County, California, USA”, dated May 8, 2008.

Table 2-1 summarizes units of measure and conversion factors used in this report along with frequently used acronyms and abbreviations.

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Table 2-1 Units of Measure and Conversion Factors

Term	Explanation
1 inch	= 2.54 centimeters
1 foot	= 0.3048 meter
1 mile	= 1.6 kilometers
1 acre	= 0.4047 hectare
1 square mile	= 259 hectares, = 640 acres
1 short ton	= 0.907 metric tonne, = 2000 pounds
1 pound	= 16 ounces, = 0.454 kg (14.5833 troy ounces)
1 ppm	= 0.0292 ounces, = 1 gram/tonne, =0.0001%
1 oz troy/ton	= 34.2857 gram/tonne, = 34.2857 ppm

AA	atomic absorption spectrometry
Au	Gold
Ag	Silver
oz Au/t	troy ounces gold per short ton (oz/ton)
oz Ag/t	troy ounces silver per short ton (oz/ton)
ft	foot or feet
RC	reverse circulation drilling method
Ton (t)	short ton (1,000 lbs)
$	currency of the United States
CIM	Canadian Institute of Mining, Metallurgical, and Petroleum
BLM	U.S. Department of the Interior, Bureau of Land Management
MEANlogest	Estimated mean from logarithms (MEANlogest = elog mean - log variance/2)

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3	Reliance on Other Experts
The authors have relied upon previous Technical Reports by other authors and data/information provided by Canyon to complete this report. Although the authors reviewed much of the available data, visited the project site, and checked historic data, these tasks are dwarfed by the amount of historical data.  That said, the authors believe the data presented by Canyon are generally an accurate and reasonable representation of the project. Although the authors have checked the drill data, the responsibility for the 2005/2006/2007 drill programs belongs to Mr. Bill Fleshman, a consultant to Canyon and Professional Geologist and a NI-43-101 Qualified Person, who was also responsible for the entry and validation of drill hole and assay information into the drill-hole database.  Mr. William Stanley, Atna Resources’ VP Exploration and a Licensed Geologist and a NI 43-101Qualified Person , subsequently located and added additional data to the drill hole database during the process of development of this Technical Report. Sections of this Technical Report on the Regional and Briggs Mine Geology, Mineralization, and Exploration History were prepared by Steven Zahony, past VP Exploration, Canyon Resources Corporation.

The authors are not Qualified Persons for assessing the validity of mining claims and rely on a Title Opinion by Richard Thompson, a mining title attorney located in Reno, Nevada,  on the Briggs Claims in March 2008.  This opinion indicates no significant title issues were present in the mineral title.  Canyon has provided documentation for these issues, and this information is referenced or included in this report.

The authors did not investigate the environmental or social-economic issues associated with the Briggs project, and the authors are not Qualified Persons for these issues in California.  Canyon has provided documentation for these issues, and this information is referenced or included in this report.

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4	Property Description and Location

4.1	Location
The Briggs Mine is located in Inyo County, California about 50 miles northeast of the town of Ridgecrest, California.  Access from Ridgecrest is via State Highway 178 north through Trona to the town site of Ballarat, then south 7 miles on gravel roads to the Mine site.  The location of the property is shown in Figure 4-1.

4.2	Land Area
The Briggs property consists of 170 unpatented and two patented lode mining claims, one patented millsite claim and 18 unpatented millsite claims. Additionally, the company controls an additional 27 unpatented lode mining claims at the nearby Cecil R project and 56 unpatented lode claims at its Suitcase and Mineral Hill projects all located to the north of the Briggs Mine site.  The U.S. Bureau of Land Management (BLM) administers the claims, which are on federally owned lands administered by the BLM.  All of the claims are located in Inyo County in southeastern California.  A claim map is shown in Figure 4-2.  A listing of the claim names and BLM recordation information is presented as Appendix A.

4.3	Mining Claim Description
The mining claim group is located near 36°, 0” north latitude and 117°, 15” west longitude and covers portions of section 1, 2, 11, 12, 13, 14, 22, 23, 26, 27, 34, 35 and 36, T22S, R44E and section 1, 2, 11, 12, 13, 14, 23, 24, 25, 26, 35 and 36, T23S, R44E, Mount Diablo Base and Meridian.  The areas of defined gold resources and reserves are located entirely in the claims listed in Appendix A and shown in Figure 4-2, which is the claim location map.  Figure 4-3is a site map showing the areas that have been mined or used as waste pad, or leach pad area.

4.4	Agreements and Encumbrances
To the extent relevant to the mineral project, agreements and permits are in place that provide for the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites.  The property ceased active mining during 2004 but is still actively leaching.  All permits are still in place for the Briggs mining area.  The exploration areas of Cecil-R and Jackson (to the north of the Briggs Mine) would require additional permitting should a reserve be developed.  There are no reported encumbrances or royalties on the Briggs Mine property which hosts the resources and reserves discussed in this technical report.

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N
Ballarat
Pleasent Canyon
Middle Park Canyon
Shephard Canyon
Anthony Mill
Alkali Flats
South Park Canyon
T22S
T23S
Big Horn Canyon
Water Canyon
R42E
R43E
178
Briggs Mine
Redlands Canyon
PANAMINT
Manly Peak
PANAMINT
R43E
R44E
Pah Canyon
R44E
R45E
T23S
T24S
Coyote Canyon
RANGE
RANGE
ARGUS
VALLEY
SLATE
Valley Wells
Wilson Canyon
Trone Airport
T24S
T25S
Copper Queen Canyon
Naval Reservation
Pioneer Point
RANGE
Trona
Argue
Searles Lake
R43E
R44E
R44E
R45E

Bishop
Big Pine
Independence
Lone Pine
Nevada
California
Furnace Creek
Death Valley Junction
Detail Area
N
25 Miles
Inyo Co., California

California
Inyo Co.
Explanation
Major Road
Secondary Road
Gold Deposit

Briggs Mine
Inyo County, California

Figure 4-1 Location Map of the Briggs Mine

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CR Briggs Mining Claims
Wilderness Boundary
Briggs Mine Permit Boundary
Patented claims & millsites
RED Claims
Suitcase Claims
STC Claims
RTL Claims
CecilR Claims
Argonaut Claims
PAN Claims
WTL Claims
MK Claims
PN Claims
Briggs Claims
PN Millsites
Cecil Claims
MP Claims
T22S
T23S
R45E
R44E
BRIGGS MINE LAND STATUS MAP
INYO COUNTY, CALIFORNIA
ATNA RESOURCES
Atna Resources, Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

Figure 4-2 Claim Map of the Briggs Property

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Administration Building
Processing
Leach Pad
Crusher
Mine Permit Boundary
Briggs North
Briggs Main
BSU Pit
Goldtooth Pit
Goldtooth Fault

Figure 4-3 Site Map of the Briggs Mine

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4.5	Environmental Liabilities

4.5.1	Current Approvals and Reclamation Requirements
Permits and approvals associated with Briggs Mine are summarized in Table 4-1.

Table 4-1 Permits and Approvals Associated with Briggs Mine

Permit	Action and Conditions
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Resource Area EIS/EIR #CA065-NEPA-94-03 State Clearing House #92122070	Record of Decision – 7/10/95 – Approval with Conditions
Microwave Right of Way – Slate Range CACA-30653	Granted 1/11/96
North Briggs/Goldtooth Expansion Exploration Plan CACA-36957	FONSI – Issued CACA650-NEPA-99-164
Inyo County Independence, CA Mining Reclamation Plan 92-3	Notice of Decision 7/13/95
Inyo County Independence, CA Resolution 95-52	Approved 9/12/95 With Conditions of Approval 95-48
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Amended Reclamation Plan 96-5	Approved 1/12/2000 Goldtooth 28 acres North Briggs 50 acres Reduced Main Pit by 24 acres (112 to 88) Increased overall reclaimable acres from 352 to 372 acres
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 793 Mod. #896
Approved 6/8/98
Mining
- Continuous 24-hour readings at 2 stations on north and south edges of permit boundary with calculated averages of 24-hour readings midnight to midnight.  Difference in North vs. South station 24-hour averages cannot exceed 50ug/cubic meter.
- 25 mph speed on site.
- Maintain 2 water trucks on site at all times.
- 20% opacity max – inspect roads 1/day, haul roads 2/day
-  100,000 gal. water storage
-  Maximum blast 210 holes
- Requires RMP filed with Inyo County EHS

Great Basin Unified Air Pollution Control District, Bishop, CA PTO 794 Mods 874,880,889,945,1010	Crushing - Daily maximum mine and crush rate of 48,000 tons or X<57,877-0.572Y

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Permit	Action and Conditions
X=Ore & Waste Mined Y=Crushed Ore - 10% Opacity - Bag house maintained at 99% efficiency & 7% Opacity - 17,280 tons/day crush maximum
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 795 Mods 926,902,991,101	Processing/Leaching - LPG max 535 gal/day - Requires RMP - pH must be maintained above 10 - CN gas not to exceed 4.7 tpy - CN ambient concentration of 4.7 ppm max measured within operating boundaries
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 796 Mod 875	Generators - Record all diesel consumption - 20% opacity maximum - Sulphur Dioxide <0.2% by volume - NOx < 27.2 #/hr. - NOx < 89.3 tpy
California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES permit & WMU – Waste Discharge Permit Board Order #6-01-33 NPDES #CAS616004 WDID #6B149411001
Leach Pad
- 5.5 million square feet
- 126 acres
- Liner, 40 mil PVC top, then 8” clay, then geotextile (vadose zone monitoring), then 4” clay
- Leak Collection & Recovery System (LCRS), 4” perforated pipes to direct solution to 6, 8,or 12 inch solution pipes
- Solution collection trench, 40 mil XR-5 top, then 40 mil PVC

California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES permit & WMU – Waste Discharge Permit Board Order #6-95-84 NPDES #CAS616004 WDID #6B149411001
Waste Rock
- 27 million tons
Solution Collection Ponds
- Liner, 60 mil HDPE top, then geonet, then 40 mil PVC
Playa
- 400,000 cubic yards maximum removal
Lime
- 840 tons/week maximum
- 120 tons/day maximum
- Rinsing limits set at Final Closure – typically 1.0mg/l total, and 0.2 mg/l WAD

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Wildlife issues
Desert Bighorn Sheep (ovis canadensis nelsoni)
- CDFG fully protected species
- Cal BLM sensitive species
Townsend Big-Eared Bats (corynorhinus townsendii)
 - Federal special concern species
- CDFG species of special concern
- CAL BLM sensitive species

Spill Prevention, Control, and Countermeasures Plan	Submitted to Lahontan, BLM and Inyo County in July, 1997
EPA	RCRA ID # CAR000015438
404 permit, 94-00236-TAW Redlands Canyon Drainage Diversion	7/19/95 N/A per e-mail 8/23/06
404 permit, Clay Borrow Activity	Original 8/8/95 - expired on 7/19/98 Additional revised 7/13/00, expired 11/9/03 -189,000 cu yd - N/A per e-mail 8/23/06
BATF	Approved 5/11/95 Will be updated by blasting contractor
MSHA	ID 04-05276 11/21/95
California EPA License 4054 6/16/97 Redlands Spring Diversion	Right to use water
Inyo County Road Agreement Encroachment permit #E92-019 and E95-003	Max 24’ wide and all work within 30’ of center
Well Permits Inyo County Health S96-03	For PW1 and PW2
California Department of Fish and Game Clay borrow and Redlands Spring 1600-2008-0047-R6	Streambed Alteration Agreement 5-123-95 Tamarisk removal plan in exchange for clay borrow 5/28/08, expires 5/31/13
PTO 797 Great Basin Unified Air Pollution Control District, Bishop California	Mine Vehicle and Equipment Fueling Facility 12/8/97

4.5.2	Current Reclamation Bond Amount
CD No. 05050-00075 in the amount of $128,413.19 issued in favor of Inyo County. This CD covers an inflation adjustment for bonds outstanding.

CD No. 05052-01248 in the amount of $30,000 issued in favor of Inyo County. This CD covers exploration activity at the Cecil R Mine.

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Bond No. 46-0130-06740-99-0 in the amount of $144,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management.  This bond covers exploration activity under Reclamation Plan No. 96-5 for mine #91-14-0127.

Bond No. 46-0130-06742-99-2 in the amount of $1,010,000 issued to Inyo County, the California Department of Conservation, and the California Regional Water Quality Control Board.  This bond covers any unplanned pollution releases under Reclamation Plan No. 92-3 for mine #91-14-0120.

Bond No. 46-0130-06741-99-6 in the amount of $3,030,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management for reclamation work covered under Reclamation Plan No. 92-3 for mine #91-14-120.

All above bonds are held with United States Fidelity and Guaranty Company.

4.5.3	Actual Versus Bond Amount Reclamation Costs
Reclamation of the existing waste dumps including reseeding has been completed with exceptional success.  The top 3-4 benches of the existing heap leach pad have been re-graded to the prescribed 3H: 1V slope.  The remaining reclamation work includes final reclamation of the heap leach pads, facility and pond removal, internal road removal and final drainage completion. New mining will impact some areas of previously reclaimed waste dumps. In those impacted areas, topsoil is being salvaged and returned to the topsoil stockpile. Clay from the clay borrow area was mined to construct the new leach pad and further mining is expected for the construction of the additional leach pad expansion commencing in 2010. New leach pad capacity has been constructed to contain an additional 7.0 million tons of ore and the final leach pad extension will be constructed in 2010 to increase new capacity to 14 million tons.

The total cost to complete reclamation is estimated at $4.1 million ($4,110,000). Table 4-2 shows the estimated cost to complete reclamation by category.

Table 4-2 Reclamation expenditure summary

Work Area	Cost Center
Waste Dump Re-grade	$416,800
Topsoil & Seed	$347,700
Leach Pad	$689,400
Facilities Teardown	$690,000
Clay Borrow	$235,000
Power Generation	$631,200
Water Evaporation	$653,000
General and Administrative	$446,900
Total Cost	$4,110,000

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Technical Report for the Briggs Project

Modification to the existing reclamation plan will be required to allow mining of the Goldtooth south area and the placement of the new Goldtooth south waste dumps.  These locations, totaling approximately 75 acres, are within the area covered by the existing mine operating permits. Modification of the reclamation plan is considered to be an administrative exercise supported by additional biologic and archeological study over the impacted areas.  Additional reclamation bond will need to be posted prior to mining disturbance.

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Technical Report for the Briggs Project

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Access
The Briggs gold deposit is located on the western flank of the Panamint Range, Inyo County, California, approximately 50 miles northeast of Ridgecrest, as shown on Figure 4-1.  Access is over paved highway from Ridgecrest through Trona continuing north for 18 miles to the Ballarat turnoff. From the turnoff, the gravel surfaced road goes east 3 miles to Ballarat, then south along the Panamint Range 7 miles to the project site.

5.2	Climate
The project area is located in the high desert region of California.  The area is characterized by comfortable winter conditions, rarely freezing, and summer temperatures often exceeding 120° F. Precipitation averages 3.8 inches annually, with the highest rainfall occurring in winter and early spring. Annual evaporation averages 150 inches. Monthly evaporation averages are significantly above monthly precipitation averages.

5.3	Local Resources and Infrastructure
The Briggs project is remotely located and has limited access to local infrastructure.  Power generation is on-site by means of a 3-megawatt diesel generator station. Telephone service is maintained by microwave transmission and internet service is provided by satellite service.  Road access is good with an out-sloped, improved 2-lane dirt, county road (currently maintained by Briggs) to the front gate of the mine.  Water is by means of two site wells, each capable of producing up to 600 gallons per minute.  The water is of poor quality, containing a high level of dissolved sodium chloride, and a small water treatment plant utilizing reverse osmosis is used to provide potable water. Heavy equipment mechanical support is available in the town of Ridgecrest with a population of about 25,000, where most of the operation’s employees reside.

5.4	Physiography
The site is located at the foot of the rugged, north-south trending Panamint Mountain Range, at a base elevation of 1,400 feet. The Panamint Range rises quickly from the dry alluvial fans at its foot to several peaks over 7,000 feet in elevation in a distance of four miles.  The mountainous areas are sparsely vegetated by local grasses, creosote bush, buckwheat, and cactus, and are cut by deep ravines. In elevations above 5,000 feet, the mountains support juniper and pinion pine.

Alluvial fans formed at the mouths of the larger ravines as a result of sporadic flooding.  The fans on the project area extend horizontally 6,000 feet into the Panamint Valley playa.  The playa is a barren alkali lake bed occasionally covered with a thin sheet of water during the spring rains or as a consequence of rare flash-flood runoff.

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Technical Report for the Briggs Project

6	History

6.1	Property History
Gold was discovered in the early 1890's on the western side of the Panamint Mountain Range. The Radcliff Mine was founded in Pleasant Canyon in May, 1896 and created the need for a mining camp and supply center.  A camp was established at Post Office Spring (one of the area's only sources of potable water) and was later relocated about a quarter mile to the north (Ballarat). In July 1897, Ballarat, California was officially recognized as a town. At its peak, the town of Ballarat served as a major supply center for the Radcliff Mine and various other mines throughout the Telescope district.  Ballarat's "boom town" years lasted from 1897 to 1902 when the town hosted a population of 400 to 500 people. Ballarat's decline began in 1905, when the Radcliff Mine suspended its operations. By September 1917, the post office closed and the once busy community of Ballarat became a ghost town.

No historical information was found on CR Briggs Mine (7 miles south of Ballarat) until the 1930’s when the United States Government funded the first modern exploration program on the property. The property was explored further by numerous companies from 1972 until it was placed into production by Canyon in 1996.

6.2	Exploration History
The Briggs gold property has an exploration history dating back to the 1930’s when the United States Government funded an underground adit into the Goldtooth Vein.  Harry Briggs, a local prospector and small mine operator, held the property at that time.  Approximately 1,600 feet of drifting and raising were completed, and a small amount of ore removed and milled on-site at an average grade of 0.170 ounces per ton gold. Exploration and production ceased with the declaration of gold mining as a nonessential industry during World War II.  Interest in the property resumed in 1972, and several exploration programs have occurred since then.  Table 6-1 lists the organizations and exploration programs conducted over the years at the Briggs property.

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Table 6-1 Exploration history of the Briggs Mine

Year	Organization	Activity
1930’s	US Government	1600ft of Underground Drift\Raises Average Grade of 0.170 opt five foot thickness
1972	Placer/Amex	DH-1 to DH-3; 1270 Ft (Rotary) no logs available
1975	Homestake	SH-1 to SH-6; 1880 Ft (Rotary)
1977	Inspiration	DDH-1 to DDH-6, 1456 Ft (Core)
1980	Nerco	Mapping & surface sampling
1981	Western Nuclear Phelps Dodge Corp	RDH-7 to RDH-14; 1434ft (Rotary) RDH-8 and RDH-14 Locations Unknown
1985	Camindex	B-1 to G-1
1986-1987	Billiton	BRC-1 to BRC-10
1988-1989	Addwest Gold, Inc	PN-1, PN-202
1990-1991	Canyon Resources Corp/Kennecott Exploration	PN-203 to PN-244, PNC-244, PNC-1 to PNC-4
1992-1993	Canyon Resources Corp	PN-245 to PN-315, PNC-5 to PNC-17
1994-2003	Canyon Resources Corp	BN-1 to BN-108
2005-2007	Canyon Resources Corp	GT05-01 (core) & R-1 to R-61; R-68 to R-114
2008	Canyon Resources Corp.	BU08-1 to 5

6.3	Resource and Reserve History
Canyon completed the purchase of Addwest Gold, Inc. in January 1990.  As a result, Canyon obtained 100% ownership of the Briggs property.  Canyon completed the exploration program initiated by Addwest and produced a feasibility study in 1994. The feasibility study described a gold deposit amenable to open pit mining and heap leach processing containing a base case of 21.45 Mt grading 0.030 oz Au/ton (643,500 oz Au) at a 1.24:1 strip ratio.

6.4	Production History
Construction for the Briggs Mine started in December 1995, and mine prestripping commenced in January 1996.  Table 6-2 shows the production history by year. A brief description of the activity by year follows.

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Table 6-2 Canyon Production History at the Briggs Mine

Year	Open Pit Tons	Open Pit oz Au/t	OP Ozs Mined	UG Tons	UG oz Au/t	UG Ozs Mined	Ounces Produced	Cost $/oz Au
1996	814,800	0.043	34,680				3,414	$1,362
1997	2,845,300	0.033	93,202				66,768	$367
1998	3,577,600	0.029	102,840				80,316	$302
1999	5,183,100	0.025	131,820				86,669	$286
2000	4,118,859	0.024	98,838				86,621	$274
2001	3,685,800	0.035	129,707	21,700	0.193	4,180	96,141	$256
2002	1,837,900	0.036	65,930	89,700	0.187	16,800	57,058	$315
2003	837,300	0.040	33,450				36,645	$380
2004	575,913	0.047	27,058				29,662	$281
2005							9,289	$215
2006							960	$515
Totals	23,476,572	0.0306	717,525	111,400	0.1883	20,980	553,543	$306

*Average 1996- April 2006 (cost of sales at mine before inventory numbers)

1996 - The first ore was crushed and placed on the heap in July 1996 with the first gold pour in October. Development drilling continued on the Goldtooth and Briggs North (NBR) ore bodies throughout 1996. By December a total of 178,000 feet of drilling in 525 holes had been completed for exploration, development, condemnation, metallurgical, and environmental purposes. This work defined 805,000 ounces of gold contained within 32.2 Mt of mineralized material at an average grade of 0.025 oz Au/t.

1997 - In 1997 the gold resources at NBR and Goldtooth, located immediately north and south, respectively, of the Main Briggs deposit, were upgraded to reserves, which increased by 318,700 ounces from the original 643,500-ounce reserve.

1998 – Because of higher than expected crushing costs, an additional 1.4 million tons of lower-grade run-of-mine ore averaging 0.010 oz Au/t were placed on part of the heap.

1999 - Canyon applied for an amendment to the Briggs operating permit to include mining of the NBR and Goldtooth ore bodies. Heap leach operations continued with a combination of run-of-mine and crushed ore being placed on the pad.

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2000 - In January the amendment to the mine’s operating permit was approved.  Prestripping of the NBR ore body began in the second half of the year. Initial tonnage and gold grade in Briggs North were 202,700 tons grading 0.058 opt, appreciably higher than the 0.029 oz Au/t average at the Main deposit.

2001 - Due to the marked decrease in the gold price during 2001, approximately two-thirds of the NBR reserve became uneconomic to mine by open-pit methods.  A study was undertaken to evaluate mining the higher grade (>0.20 oz Au/t) portion of the ore body by underground methods using the exposed portion of the ore body in the North Briggs highwall to initiate access. Underground exploration and development of the NBR underground zone began in the fourth quarter of 2001 using a contract miner.

The Goldtooth deposit received additional infill drilling that resulted in the delineation of an economically viable ore body.  A pit design around the Goldtooth deposit was started, as was a

4.5 million ton expansion of the heap leach pad to accommodate the additional ore.  Mining of the Goldtooth deposit began in the fourth quarter of 2001.

2002 - Gold production from the Goldtooth and Briggs pits and the NBR underground continued with no major developments occurring during 2002.  Underground production from Briggs North was discontinued in the third quarter due to poor stope conditions.  Final production from the underground was 111,000 tons grading 0.189 oz Au/t (20,980 ounces).

2003 - With a slightly improving gold price in 2003, the decision was made to make one more pushback in the eastern highwall of the North Briggs pit. Mining at the Gold Tooth deposit was finished in August. Minor production continued from the NBR pit and the run-of-mine ore was placed on the heap.

2004 - Active mining at Briggs ceased in 2004.  At that time Briggs had mined 23.6 million tons of ore grading about 0.030 oz Au/t. Leaching continued throughout the year. The mine began to make preparations for reclamation and closure with contouring of some of the waste piles.

2005 - Residual leaching continued through the first half of 2005 and rinsing of the pad began in the second half. During June, in light of the greatly improved gold price, the decision was made to evaluate the potential of mining the remaining mineralized inventory at Briggs.  After an initial encouraging data review, an RC drilling program was initiated in November 2005 to test possible extensions of the previously mined ore bodies.

2006-2007 - This drill program continued until March 2007 and consisted of 108 RC-holes (R1-R61; R69-R114) for 42,237 linear feet of RC drilling.

2008 – Five reverse circulation drill holes were drilled from January through March 2008 to further explore the Goldtooth Fault zone mineralization.  Total footage in this program was 2,905 feet. The new data was incorporated into the Briggs database, which was itself edited and merged from several previously incompatible databases.  The expanded database was used to generate the latest mineralized resource and reserve estimate for the Briggs Mine.

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Technical Report for the Briggs Project

A second round of drilling was begun late in 2008 at Briggs to explore for new resources and fill in minor areas within the resources identified in this study.  None of the information from this drill program has been utilized in preparation of this study’s resources or reserves, but preliminary data appears to be consistent with the modeled resources and reserves.

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Technical Report for the Briggs Project

7	Geological Setting

7.1	Regional Geology
The Panamint Range is situated in the southwestern corner of the Basin and Range geographical province and is an 80-mile-long, north-south-trending, uplifted mountain range surrounded by down-dropped graben valleys. The range is on average about 15 miles wide and is flanked by Death Valley on the east and by the Panamint Valley on the west.

Mountain ranges in the region of the Briggs Mine consist of a variety of rock types ranging in age from Precambrian to the present, as shown in Table 7-1.  The older crystalline rocks, which are generally of sedimentary origin, have been metamorphosed under conditions of high temperature and pressure during the Proterozoic Era. These rocks were again compressed, folded, and faulted under brittle to plastic conditions in the Mesozoic Era, with attendant granitic intrusive activity. Deeply eroded mountain ranges of the region show cores of Mesozoic granitic rocks (Figure 7-1).  With the onset of extensional tectonics in the Cenozoic Era, normal faulting and low-angle detachments prevailed, in many cases utilizing and reversing displacement on older compressive low- to high-angle structures.

Table 7-1 Stratigraphic Column of the Panamint Range

TERTIARY	Gravels
MESOZOIC	Granitic Intrusives
PALEOZOIC (Cambrian)	Zambriskie Quartzite
Wood Canyon Formation
Stirling Quartzite
PROTEROZOIC
Johnnie Formation
Noonday Dolomite
Kingston Peak Formation
Becks Spring Dolomite
Crystal Spring Formation
Crystalline Rocks (quartzo-feldspathic gneiss and amphibolite)

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Technical Report for the Briggs Project

REGIONAL GEOLOIC MAP
Briggs Mine Area
W 117 30
W 117 15
W 117 00
N 36 45
N 36 30
N 36 15
N 36 00
Death Valley
Panamint Range
Panamint Valley
Ballarat
Briggs Mine
Argus Range
Slate Range
Trona
0
10 miles
CANYON RESOURCES CORPOATION
February, 2008
Regional Geologic Units
Quaternary Valley Fill
Cenozoic Gravel
Cenozoic Breccia
Tertiary Sediments
Tertiary Volcanics
Mesozoic Intrusives
Proterozoic Metasediments
World Beater Complex
Quartzo-feldspathic Gneiss

Figure 7-1 Regional Geology of the Panamint Range

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Technical Report for the Briggs Project

The western slope of the Panamint Range exposes rocks that vary in age from Proterozoic to Quaternary. In the vicinity of the Briggs Mine, the host rocks for gold mineralization are siliceous gneiss (quartzo-feldspathic gneiss) and amphibolites, which are both products of the high-grade Proterozoic regional metamorphism and Mesozoic contact metamorphism.  The approximate age of the gold-hosting gneiss was established by U/Pb dating of zircon from siliceous gneiss in the Telescope Peak area, north of the Briggs Mine. An age of 1720 to 1750 million years (Silver et al., 1962; Lamphere et al., 1964) was determined from this sample. Metamorphism has obliterated original rock textures within the gneiss, but because of its highly siliceous nature, the original rock type was probably a sandstone or arkose.

The Precambrian rocks have been affected by at least two major episodes of folding: an older isoclinal event with near-horizontal axial planes, and a second folding that produced northwest trending axial fold planes. During compressive Mesozoic tectonic activity, copious low-angle thrust faults favored slippage along the amphibolite bodies, especially their layer-silicate-rich contacts. Granitic to dioritic intrusions were emplaced in the Panamint Range at that time, along with base metal and minor gold-silver-bearing veins that are associated with the intrusive bodies north and east of Briggs. Both older and younger rock units show the conspicuous effects of Cenozoic extensional tectonic activity.  Tertiary extension produced high-angle normal faults and attendant low-angle gravity slide detachments.

7.2	Local Geology and Structure
Gold mineralization at the Briggs Mine is hosted within a package of foliated metamorphic rocks consisting predominantly of siliceous gneiss interwoven with irregular-shaped bodies of amphibolite (Figure 7-2). This rock package is bound on the east by a prominent north-northeast-trending set of structures, the Goldtooth fault zone, which dips steeply to the west. The Goldtooth fault zone brings distinctly different rock units in the footwall of the fault to the east in contact with the gold-bearing gneissic rock package of the hanging wall to the west (Figure 7-3).  Footwall rocks immediately next to the fault are granitic intrusives of late-Mesozoic age and are generally not gold-ore bearing. The Goldtooth fault dips at high angles to the west, generally at 70 degrees or more, along its trace on the surface.  Drill-hole penetration of the fault shows it to flatten slightly with depth. The fault can be traced along the surface from just south of the Briggs Mine to north of Pleasant Canyon, a distance of about 8 miles. Its trace along the surface is distinguished by its unique orange-brown color and positive relief, due to its erosion-resistant quartz-dolomite composition.  The fault zone is 10 to 20 feet in width within the mine property. Coupled with this distinct color and composition, is a clay and iron oxide-stained knife-edge fault plane, a younger feature, by which the Goldtooth fault’s strike and dip are defined. Along the southern exposure of the Goldtooth fault, beginning at the south wall of the Goldtooth Pit, a five-feet-wide basaltic dike has intruded along the younger fault plane. The dike shows no alteration or deformation and has been dated by the K/Ar method at 5.3+/-0.3 Ma (Ludington, 2008). Beyondthe Goldtooth pit, the fault zone splays into a number of subparallel strands cutting both the gneissic package and the Mesozoic intrusions.

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Technical Report for the Briggs Project

The siliceous gneiss (or quartzo-feldspathic gneiss) consists predominantly of strained and crushed quartz, and has variable mica and feldspar content. In the vicinity of the various Briggs open pits, the rock unit generally contains over 80% quartz. Foliation tends to dip at shallow to moderate angles to the southwest, but becomes dramatically steeper as the Goldtooth fault is approached. Foliation is developed where mica bands are prevalent, generally near bodies of amphibolite.  Prior to metamorphism, the amphibolite bodies were likely intrusive dikes and sills of basaltic (gabbroic) composition; some of these bodies may have been basaltic lava flows. During high temperature Precambrian shear-metamorphism, the mafic and siliceous rocks types reacted, forming hybrid products at various stages of reaction. The centers of the mafic bodies were transformed to amphibolite while the sheared margins were altered to a chlorite-carbonate rock. Migration of mafic components into the siliceous rocks marginal to amphibolite produced bands of mica and chlorite. Original rock textures were completely obliterated by recrystallization.

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Technical Report for the Briggs Project

BRIGGS MINE AREA
GENERALIZED GEOLOGY
and location of the
GOLDTOOTH FAULT
QAL-QC
MESOZOIC
GRANITIC INTRUSIVE
PROTEROZOIC
NOONDAY DOLOMITE
KINGSTON PEAK FM
(LIMESTONE-CONGL-PHYLLITE)
MAGNETITE / HEMATITE
AMPHIBOLITE
(META-GABBRO)
QUARTZO-FELDSPATHIC GNEISS
OPEN PIT
GOLDTOOTH FAULT
GOLDTOOTH FAULT (infered)
NORMAL FAULT
NORMAL FAULT (infered)
LOW ANGLE / DETACHMENT FAULT
GOLDTOOTH FAULT
Range Front Fault
A
A'
B
B'
80
68
70
75
70
0
0.5
1 miles
N
True North
CANYON RESOURCES
CORPORATION
February 2008

Figure 7-2 Generalized Geology of the Briggs Mine Area

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Technical Report for the Briggs Project

A
A'
Schematic Cross Section A-A'
W-E Looking North
3000'
2000'
1000'
Detachment
Footwall
Intrusives
North Pit
Goldtooth Fault
Gravel
Amphibolite
Quartzo-feldspathic
Gneiss
B
B'
Schematic Cross Section B-B'
W-E Looking North
3000'
2000'
1000'
Goldtooth
Pit
Footwall
Intrusives
Quartzo-feldspathic
Gneiss
Gravel
Goldtooth
Fault
Amphibolite
0
1000 ft
CANYON RESOURCES
CORPORATION
February, 2008

]

Figure 7-3 Schematic Sections through the North and Goldtooth Pits

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Technical Report for the Briggs Project

The fault-parallel elongation of the granitic intrusive complex suggests that the Goldtooth structural system was already in existence prior to intrusion and affected the shape of the intrusion. The granitic intrusive shows chilled margins along its western contact and is strongly foliated near the Goldtooth fault, showing less foliation away from the fault towards the east. The distinctly upturned foliation of the amphibolite-hosting quartzo-feldspathic gneiss near the Goldtooth fault is the result of forceful injection of the granitic intrusive mass.  North of the Suitcase Mine, geological mapping has shown that metamorphic rocks east of the intrusive are predominantly easterly dipping (Zahony, 1983), confirming the effects of forceful intrusion.  Evidence for an older fault, a proto-Goldtooth fault, is indicated by massive mesothermal silicification with dolomite that is prevalent along the fault’s hanging wall and footwall, and is unrelated to the younger knife-edge fault plane. This mineralization postdates Mesozoic intrusive activity.

At the Briggs Mine, gold mineralization is associated with the introduction of pyrite, silica, and dolomite. Better grade gold values seem to occur where the pyrite has been totally or partially oxidized, suggesting that gold is enriched to some extent by secondary processes.  Sulfide minerals, almost exclusively pyrite, with associated gold, could have been introduced late in the Mesozoic intrusive cycle or at a later date. Timing of gold mineralization remains enigmatic.

During the Tertiary Period and extending into the present time, this region of the Panamint Range underwent a complete reversal in the mode of tectonic activity. Extensional tectonics became dominant, and the Basin and Range topography took form.  Extensional tectonic activity along the western flank of the Panamint Range produced a profusion of normal faults, resulting in the extreme relief of the range. High-angle normal faulting was accompanied by low-angle slippage (detachment) along the preexisting and generally westerly dipping thrust faults, especially those formed along the foliation-parallel, already-sheared contact zones along the elongate amphibolite bodies.  The quartz-carbonate-altered proto-Goldtooth fault reactivated and developed into a prominent normal fault, and the ore-bearing hanging wall rocks were displaced downwards hundreds to perhaps thousands of feet vertically. Normal faults offset detachment faults, and detachment faults can be seen offsetting normal faults. Gravity-slide detachment faulting, due to the over-steepened nature of the mountain range, caused the footwall granitic rocks east of the Goldtooth fault to have slid from higher elevations, towards the west, overriding the Goldtooth fault.

Mesa-like gravel ridges cover much of the mountain pediment at Briggs. These gravels are poorly sorted and contain eroded material from rapidly uplifted land to the east. The gravels are flash flood sediments, a chaotic mixture of grain sizes ranging from clay to large boulders, including boulders of gold-mineralized gneiss and amphibolite. These gravels have been locally offset by range-flank faults, and some gravel beds are now perched up high along the mountain front. Gravels were originally deposited upon a deeply oxidized and weathered surface, which in most places was stripped away by the flash flood activity. Gravels clearly postdate gold mineralization.

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Technical Report for the Briggs Project

8	Deposit Types
Economic gold mineralization at the Briggs Mine occurs in two distinct styles: lower-grade mineralization, which was mined successfully in the past by open-pit methods, along complexly faulted low-angle structures west of the Goldtooth fault, and higher-grade gold mineralization in an envelope close to the Goldtooth fault. Minable low-grade gold mineralization is restricted to the hanging wall rock package of the Goldtooth fault, a structure that appears to be the major feeder for gold mineralization. Alteration and gold mineralization occur on both sides of the Goldtooth fault, but the footwall intrusive rocks are much less receptive to gold mineralization than the hanging wall rocks, at least at the level at which the two rock packages have been juxtaposed by postmineral faulting along the Goldtooth fault plane.  Mineralization may be just slightly younger than the youngest Mesozoic intrusive ages (107-70 Ma) but is definitely older than the postmineral basaltic dike (5.3 Ma).

Gold ore occurs in both the quartzo-feldspathic gneiss and the interfingered amphibolite and is associated with pyrite, silicification, quartz veining, and carbonate (dolomite/ankerite) introduction. Mineralization is concentrated along relatively shallow-dipping structural zones, more or less foliation-parallel that are ubiquitous throughout the host rock sequence. Elevated gold values tend to occur at or near bodies of amphibolite, especially along their sheared and altered lower contacts, but this is not universally the case. Amphibolite masses are sporadically distributed and are most abundant in the mined pits because of their relationship to ore. They tend to be elongate and concordant with the foliation of the host quartzo-feldspathic gneiss and vary in width from a fraction of a foot to as much as several hundred feet.  Where amphibolite bodies are thick, gold values of economic grade, in association with pyrite, and especially oxidized pyrite, occur at or near their contacts and along structures that cut across the amphibolite.  Accentuated gold values can occur within the gneiss in zones isolated from amphibolite bodies, but generally where there is an abundance of layered silicate-muscovite or chlorite. These layer-silicate-rich zones probably represent narrow mafic bands that had been bodies of amphibolite, having reacted with the enclosing siliceous rock during shear-metamorphism. To a great extent, continuity of mineralization is dependant on continuity of bodies of altered amphibolite.

Microscopic analyses of mineralized rocks from Briggs consistently showed that gold is associated with pyrite, generally as tiny flakes (2-200 micron) surrounding cubic pyrite crystals or as platelets in fractures within the partially oxidized pyrite crystals. Pyrite is believed to have formed as a result of a hydrothermally carried sulfur flux which permeated and flowed upward through the siliceous gneiss, precipitating as pyrite where the sulfur came into contact with iron bearing silicate minerals. Gold-carrying sulfur complexes would have been destroyed during this process, causing gold deposition. Besides the association of silica and carbonate with pyrite, with the exception of traces of chalcopyrite, other base metal sulfides or arsenic minerals are virtually nonexistent.

In general, where the quartzo-feldspathic gneiss and amphibolite contain less than or equal to 0.1% pyrite by eye-estimated volume, the associated gold values tend to be in the 10 to 150 parts per billion (ppb) range. Where pyrite values exceed 0.5% in either the siliceous gneiss or the amphibolite, gold

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Technical Report for the Briggs Project

values tend to be above 300 ppb. A pyrite content of +3%, when unoxidized, often signifies associated gold values in the 1.5 ppm range.  Gold values as high as 21 ppm, coincident with a pyrite content exceeding 15% by volume, were found in the recent drilling program. While gold mineralization is commonly associated with pyrite in the host rocks, it is not a definitive guide to gold mineralization as several zones within the mine grading greater than 3 ppm gold have been encountered.

An unusual concentration of gold values exceeding 0.1 oz/ton (3 ppm) is found in the hanging wall of the Goldtooth fault, within 100 feet of the sharp young fault plane, north and south of the Goldtooth pit. Coincident with the elevated gold values is a swarm of relatively thin and discontinuous, faulted, pyritized, carbonate altered, and oxidized amphibolite bodies.  These bodies are more or less concordant with the foliation of the gneiss. Proximal to the fault, the amphibolite bodies show the strong effects of ductile folding and curve up to become fault-parallel as shown in Figure 8-1. This association of better gold grades near the Goldtooth fault and the presence of massive silicification and dolomitization of the fault zone is the core of the argument that the fault is the source conduit for gold mineralization at Briggs.

Figure 8-1 Photograph showing fault dragging in the Goldtooth pit

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Technical Report for the Briggs Project

At the south end of the Goldtooth fault, the bulk of the old-time stoping occurred along the footwall, immediately east of the main fault plane and its associated basaltic dike. However, gold ore mined in the open-pits to the north and northwest of the Goldtooth Pit occurs in zones that are many hundreds to over a thousand feet distant from the Goldtooth fault, where no fault splays related to the Goldtooth fault are evident. Hydrothermal solutions may also have migrated upwards through the gneiss, predominantly along preexisting low-angle faults and fractures parallel with the west-dipping foliation, and there may be other unexposed Goldtooth-like feeder faults to the west.  Low-grade gold mineralization correlates better with altered and oxidized amphibolite bodies than with distance from the modern Goldtooth fault.

The highest grade gold ore mined at Briggs, mined by room and pillar methods, was from a relatively flat-dipping zone located as much as 1,000 feet west of the Goldtooth fault. The ore was oxidized and the gold zone coincided with a detachment plane that may have followed an older pyritized thrust fault. Detachments postdate mineralization at Briggs and evidence has not been found linking primary sulfide mineralization with detachment style faulting. Extensional tectonism, manifested by myriad of normal and detachment faults has greatly complicated the configuration of the original mineralization.

8.1	Oxidation
Gold mineralization at Briggs shows a strong correlation with pyrite or iron oxides after pyrite. Pyrite is generally partially or totally oxidized to limonite in the near surface environment. Oxidation may have occurred during a tectonically stable period, or during a period of substantial rainfall for part of the year. The vast majority of the oxidation appears to have occurred prior to detachment and prior to extensional Basin and Range tectonics.  Pyrite introduction into the metamorphic rocks occurred before the extensional faulting, and the modern Goldtooth fault is unrelated to the original pyritic mineralization and gold deposition.  Pyrite introduction occurred in a deeper-seated environment under mesothermal conditions, probably during the waning stages of compressive orogenic movements in the late Mesozoic Era, at a time shortly after granitic intrusive activity, at locations where the chemistry for precipitation of sulfides was favorable. However, pyrite, silica, carbonate, and gold introduction may have occurred at a later date; the timing of mineralization is only bracketed between the time of Cretaceous intrusive activity and the late Tertiary basaltic dike emplacement. The typical Tertiary epithermal open-space extensional environment that is found commonly in the Great Basin, characterized by banded quartz veining and elevated As, Sb, and Hg elemental association, is not evident at Briggs. Briggs mineralization shows no significant elemental or alteration assemblage zonation with depth, and is therefore best characterized as a Mesothermal Gold system similar to the east-belt of the Mother Lode gold system located along the western slope of the Sierra Nevada in central California.

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Technical Report for the Briggs Project

9	Mineralization
The mineralized zones at Briggs are divided into four different areas for purposes of resource estimation.  The four zones are called the Goldtooth Zone, the BSU Zone, the Briggs Main Zone, and the North Briggs Zone. The various mineralized zones are shown in Figure 9-1 and Figure 9-2.

Figure 9-1 Perspective view of the Briggs mineralized zones looking east.

Figure 9-2 Perspective view of the Briggs mineralized zones looking north.

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Technical Report for the Briggs Project

9.1	Goldtooth Zone
The Goldtooth Zone is a narrow, structurally controlled, west-dipping zone of mineralization that follows the northerly striking Goldtooth Fault. The Goldtooth Zone has known dimensions of over 5,000 feet along strike, 1,200 feet down dip, and an average thickness of 56 feet. The zone dips approximately 60E to the west and strikes almost due north on the south end, but bends to the east towards the north where the strike is approximately N24EE. Mineralization is locally high-grade in a series of subparallel ore shoots that follow the Goldtooth fault. Although the Goldtooth fault continues to the south, gold mineralization becomes weaker and appears to pinch out on the south end of the deposit. Gold mineralization is open at depth and to the north.

Associated with the Goldtooth Zone are a series of smaller, lower-grade zones called the Goldtooth Hanging Wall (HW) Zones.  Six subzones have been defined for this mineralization with dimensions ranging from 400 to 2000 feet along strike, 400 to 500 feet down dip, and 30 to over 150 feet in thickness. These zones strike approximately N13EE to N24EE and do not show the bending that is apparent in the Goldtooth fault itself. Most of the zones dip about 50E to the west, although locally some zones have dip as flat 28E. The upper and northern portions of these zones tend to merge into the main Goldtooth Zone, where they are difficult to distinguish as separate zones.

A portion of the Goldtooth Zone was mined in the Goldtooth open pit.

9.2	BSU
The BSU Zone is located about 200-feet west of the northern end of the Goldtooth fault and is hosted in gneiss and amphibolite.  The deposit is elongated subparallel to the Goldtooth fault with a longest dimension of 1,850 feet, which is oriented along an approximate N17ºE trend.  The width of the zone varies from 600 to 1,200 feet, and the thickness averages 150 feet, but is up to 400 feet at its thickest part. The zone dips approximately 30E at N60EW.

A portion of the BSU deposit was mined out in the BSU pit, but a significant portion remains.

9.3	Briggs Main
The Briggs Main Zone is similar to the BSU Zone and is located approximately 200 feet west of the BSU. It is approximately 1,800 feet long along an axis oriented N23EE, measures 700 feet wide, and averages 260 feet thick. Gold mineralization appears to follow parallel to main trend, but dips 50º to the southeast.

In places, the Briggs Main and BSU Zones overlap, but are never connected. To the north, the Briggs Main Zone thins and a thin, low-grade band of mineralization connects to the Briggs North Zone. The zone appears to be open at depth, but mineralization is too poorly defined for inclusion in the resource estimate.

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Technical Report for the Briggs Project

The greater part of the Briggs Main Zone has been mined out, but portions remain below and on the margins of the Briggs pit.

9.4	Briggs North
The Briggs North Zone is a tabular deposit hosted in a relatively flat-lying thrust plane that dips 16E due west. The most significant portion of this zone is a 60-feet thick zone with lateral dimensions of 1000 x 1000 feet.  Parts of the zone are high-grade, and a portion of the deposit averaging 15-feet thick and 0.19 oz Au/t was mined by underground.  A 350-feet wide band of mineralization extends the zone up and down dip 1000 feet in deposit.  The up dip extension of the deposit is poorly explored, and is open both up dip and laterally. This zone is located 700 feet north of the Briggs Main deposit, to which it is connected by a poorly defined band of mineralization.

The majority of the Briggs North deposit has been mined out and only lower-grade selvages along the pit margins remain.

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Technical Report for the Briggs Project

10	Exploration
Atna Resources and Canyon Resources, prior to merging with Atna, have conducted several phased drill programs in the last two years at the Briggs Mine.

10.1	2007 Exploration
Beginning in 2006 and continuing into 2007, Canyon drilled 108 reverse circulation rotary drill holes at the project. Total footage during this phase of drilling was 42,237.  Exploration targets included several sparsely drilled areas of the Briggs Main, BSU, and Goldtooth open pit deposits.  Additionally, a significant amount of this drilling was focused on expansion and infill drilling along the higher grade zones associated with the Goldtooth Fault discussed earlier in this technical report. All of the drill data developed in the 2006–2007 drilling campaign has been incorporated into this study.

10.2	2008 Exploration
From January to February 2008, Canyon completed a five-hole drill program to infill an area along the Goldtooth Fault between the BSU and Goldtooth pits. The five holes totaled 2,905 feet and were drilled at various angles towards the east and cut mineralization associated with the Goldtooth Fault.  All data from this drilling program has been incorporated into this study.

10.3	Planned Exploration
Atna has informed the authors that it has commenced another round of drilling at the property that will include 20 to 25 reverse circulation rotary drill holes.  The principal targets areas include the deeper mineralization below the Briggs Main deposit, the current resources and reserves discussed in this technical report, and infill drilling between the BSU and Goldtooth pits.  Data from this work has not been included in this study, but the preliminary results support both the resource and reserve models developed in the current study and may enable an expansion of the resources and/or reserves in the future. Figure 10-1 displays the target area associated with mineralization beneath the current reserves at Briggs Main. Only five drill holes have been drilled beneath the current reserves in the Briggs Main pit area and each encountered significant thicknesses of gold mineralization above the cutoff grade established in this study.

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Technical Report for the Briggs Project

Figure 10-1 Deep Brigs Exploration Target

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Technical Report for the Briggs Project

11	Drilling

11.1	Summary
The Briggs drill-hole database consists of 985 drill holes (including 71 holes at Cecil-R and 34 holes at the Jackson areas) with a total footage of 28,543.3 feet drilled at the Briggs Mine, 22,056 feet drilled at Cecil-R, and 14,162 feet drilled at the Jackson prospect. Modern exploration began in 1972, culminating in open pit extraction in 1994. The database includes only those drill holes completed after 1988, during the Addwest program, because the drill hole locations and assay data could not be validated for earlier holes. The majority of the drill holes completed on the Briggs project were reverse circulation (RC) drill holes with only 17 core holes. Most holes at Briggs were not down-hole surveyed; however, for those that were down-hole surveyed, little deviation from the collar was noted.

During the later part of 2005 and continuing into May of 2006, Canyon conducted a drill program consisting of 114 RC holes and one core hole.  The one core hole and 108 RC holes were completed at the Briggs mine area.  The remaining six RC holes were drilled at the Cecil-R project to the north.

11.2	Reverse Circulation Drilling and Logging
Currently, at the Briggs project, there are a total 758 RC drill holes.  Although exploration has been carried out by ten exploration companies, the drill-hole database uses only holes completed during the 1988 program by Addwest and later.  Drilling since then has used several different drill contractors. During the 2005–2007 drill program Boart-Longyear supplied two RC drill rigs, one truck mounted rig, and one track mounted rig in 2007. Harris drilling conducted the drilling during the winter of 2008.

RC holes vary from 25 feet to 835 feet and were drilled at various angles.  Most of the angle holes were drilled in an easterly direction. Only the RC holes drilled in the winter of 2008 were surveyed using down-the-hole equipment, and found little deviation from the collar azimuths and angles.  The majority of the drill holes are relatively shallow.  The lack of down-the-hole surveying in the shallow holes, therefore, probably is not a significant impact.

All of the drill collars are referenced in a local mine grid.  Collar locations for the 2005 through 2007 programs were surveyed using Canyon’s differential GPS with a high degree of accuracy. Presumably many of the earlier Canyon holes were surveyed using the same instrument, but it is not known when the current equipment was first introduced or what holes have been surveyed or the level of accuracy.

Approximately 100 of the historic RC drill logs (pre 2005–2006) were reviewed by the authors and all appear to have been well documented by qualified geologists.  The logs are kept on-site at the mine offices in a numeric order and are easily retrieved for examination.  Each drill hole has its own file folder, which also contains the assay results for that hole.

Representative RC drill hole cuttings from both the historic drill programs and Canyon’s work from 2005 through 2008 are stored in plastic chip trays.  Sample pulps are also available for many of the historic

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holes. Both the chip trays and sample pulps are stored in a separate “geology” storage building. Inventories for the pulps and drill chips from the historic programs are not available.

Rejects from the recent 2005-2006 drilling are secured in sealed drums at the mine site.

11.3	Core Drilling and Logging
There were a total of 17 historic core holes drilled at the Briggs project (pre-2005). The drill logs for these holes are available and were reviewed by the authors. No down-the-hole surveys were completed on any of these holes.  There was also no standard rock quality measurements logged on the holes, and there was no mention how the samples were selected or prepared or how much of the core was retained for further inspection; however, some of the core is stored with the chip trays and sample rejects on site.

During the 2005–2006 season, one core hole GT05-01, was completed to test the down dip extension of the Gold Tooth fault zone. A second core hole was attempted in the North Briggs underground extension, but was stopped before it reached the target depth because of strongly fracture ground conditions resulted in poor penetration rates.

Core drilling was contracted to Hansen Drilling (Nevada Contractor License #36181).  Core size was HQ and NQ (2.5-inch and 1.87-inch respectively) using a CS1000PL.  Down-the-hole surveys were made at regular intervals using an Easy Shot system that recorded the magnetic heading, dip of the hole, and magnetic field in the hole.

Uncut core was logged and photographed by William Fleshman (an author of an earlier NI 43-101 Technical Report on the Briggs Mine - see references).  Logging included recording lithology, alteration, mineralization, and structures.  In addition, geotechnical data were recorded, including core recovery, RQD, rock hardness, and fracture density.

11.4	Twin Hole Comparison
Canyon twinned a number of drill holes to evaluate the variations in grade over relatively short distances. WSE reviewed the twin-hole program using grade-thickness values between pairs of twinned drill holes.  The results of this review are summarized in Table 11-1.

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Table 11-1 Twinned drill hole comparison (0.01 oz Au/t cutoff grade)

Drill hole Pair	Distance Apart (ft)	Grade Thickness (ft-oz/t)	Grade Thickness (ft-oz/t)	Percent Variance	Total Thickness (ft)	Total Thickness (ft)	Percent Variance
PN004-PN288	1.9	4.36	6.01	37.8%	60	55	(8.3%)
PN008-PN281	4.7	1.52	1.33	(12.5%)	65	50	(23.1%)
PN009-PN211	6.8	5.12	3.45	(32.6%)	80	45	(43.8%)
PN033-PN282	4.2	1.04	0.63	(39.4%)	60	40	(33.3%)
PN031-PN267A	7.8	11.94	10.98	(8.0%)	280	260	(7.1%)
PN069-PN267	6.1	3.72	3.94	5.9%	120	130	8.3%
PN099-PN297	4.5	2.65	3.06	15.5%	55	65	18.2%

WSE noted that there was significant variation within the pairs.  The grade thickness varies by as much as 40%, as does the mineralized thickness.  In their conclusion, WSE stated that the comparison indicates that there will be variation in the predicted grade versus the mined grade on the short-term basis while the long-term global tonnage and grade values would probably remain consistent.  This conclusion is supported by the reconciliations shown earlier in Table 1-2. The reconciliation of mine to model for the Briggs operation was excellent at -0.4%, 1.0%, and 0.6% respectively for tons, grade, and ounces, but the small BSU pit phase (146,000 tons) had a reconciliation of only -54.5%, 24.2%, and -17.1% for tons, grade, and ounces.

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12	Sampling Method and Approach

12.1	Summary
The Briggs drill hole database consists of 985 drill holes (including 71 holes at Cecil-R and 34 holes at the Jackson areas) with a total footage of 28,543.3 feet drilled at the Briggs Mine, 22,056 feet drilled at Cecil-R, and 14,162 feet at the Jackson prospect. In addition, during the course of the mining activity, 157,480 blastholes were drilled and entered into an incomplete digital database.  The blastholes were not used for grade modeling, but were used for grade outlines and data validation.

12.2	Reverse Circulation Sampling
Historic RC sampling was collected mainly on 5-foot increments, but it is not known if the drilling was conducted dry or wet or what type of sample splits were made at the drill site or who supervised the sampling.  There do not appear to be any records of the sample collection procedures, or splitting or storage protocols, which is fairly typical of pre-43-101 documentation. The post-1988 programs that comprise the database were conducted by companies that used industry standard practices of the time, and there is no reason to suspect data integrity particularly with the strength of the mining reconciliation.

Samples during the 2005, 2006, 2007, and 2008 programs were collected by the drilling contractor’s personnel dedicated to collecting the sample and placing washed cuttings into the chip trays under the supervision of a qualified geologist. All drilling was conducted using water injection; therefore, a wet rotary splitter was utilized.  The wet splitter was set up to collect two samples for each 5-foot drill run. One sample was shipped to the analytical lab and the other sample was retained as a duplicate. Two 5-gallon plastic buckets were used to collect both the assay sample and duplicate sample.  Both samples were labeled with the drill hole identification and the footage interval. The duplicate sample was labeled in the same manner, except it had an added “D” placed on the bag. Cloth sample bags, inside the secured mine site, were allowed to drain at the drill site for normally one to two days prior to collection and transporting to the laboratory.

The normal procedure of allowing the buckets to over flow from the wet rotary splitter was used. The heavy sample fraction hopefully settles rapidly enough to prevent the loss of mineralized material and at the same time produce a representative sample.  To test the impact of this industry standard collection procedure, one drill hole was sampled where the entire split was collected into multiple buckets with no overflow.  The fine fraction was then sampled and compared to a normally collected sample.  The results indicated that there was no bias in the normal site procedure of allowing the sample buckets to overflow.

12.3	Core Sampling
During the 2005–2006 programs, drill core was selected by the geologist (William Fleshman) after logging. Individual samples were selected based on observed mineralization within lithological or structural contacts. The minimum sample length was 2.9-feet.  Core selected for sampling was marked

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with a metal tag at the start of the sample run.  Where possible, the cut lines were drawn on the core to guide the sawing. A dedicated core saw was used for the sample collection.  William Fleshman cut and sampled the core.  After sawing, the sample interval was placed into a plastic bag labeled with the corresponding sample interval.

12.4	Bulk Samples
Near surface and underground bulk samples were taken for metallurgical testing (see metallurgical section).  In addition, crusher samples were taken for production monitoring. None of the test work was reported to have any assay values that would make the drill samples suspect.

12.5	Drill Data
An audit of the database as it existed in 1994 was completed as part of WSE’s feasibility study. WSE appears to have conducted an adequate audit of the database as it existed at the time of their report. The audit consisted of a two stage approach, beginning with a database review designed to detect database input errors (stage 1). In stage 2, WSE conducted a statistical review of the database as it related to the compilation of a resource estimate.  This included the determination of statistical subpopulations, as well as an examination of the frequency distribution, mean, standard deviation, and anomalous high grade samples.

WSE examined the drill database to determine if the differing drill methods (core vs RC) had any notable statistical differences that might impact the resource estimation.  WSE compared the average grades and standard deviations of both the core holes and the RC holes from the PN series, which WSE felt were better documented.  The results of this analysis are summarized in Table 12-1.  WSE’s conclusion was that there was no apparent bias given this general analysis.

Table 12-1 WSE Statistical Comparison of Drilling Types (0.010 oz Au/t Cutoff)

Drill hole Type	No. of Samples	Grade (opt)	Standard Deviation	Coefficient of Variation
Core (17)	1,148	0.0359	0.0290	0.79
RC (303)	6,084	0.0361	0.0359	1.00

Lithological biases were also examined by WSE by comparing the average grades and standard deviations of the dominant rock units, as shown in Table 12-2.  Not all of the drill data has been coded into the database. Unfortunately, the logging formats have varied over the years, and to adequately evaluate the data, relogging all of the chips and core would be required.

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Table 12-2 WSE comparison of gold grade by lithology group (0.010 oz Au/t cutoff grade)

Rock type	Samples	Grade (opt)	Standard Deviation	Coefficient of Variation
Amphibolite	4,460	0.0431	0.0410	0.95
Quartz-Feldspar	11,352	0.0294	0.0278	0.94
Mixed, Amphibolite Dominant	492	0.0402	0.0330	0.82
Mixed, Quartz Dominant	920	0.0339	0.0281	0.82

During the 2005–2006 RC drilling, 3,683 samples were submitted to ALS Chemex for preparation and analysis. Utilizing a cutoff of 0.01 oz Au/t, the RC samples have a mean of 0.053 oz Au/t and a standard deviation of 0.111 from a total of 574 samples.  This grade is much higher than reported in the previous programs (Table 12-1).  The higher average grade is partially explained by the number of drill holes targeting the Gold Tooth extension between the Gold Tooth and BSU open pits.  The range of the grades is from less than detection to a high of 2.15 oz Au/t. The grade distribution indicates a population break around 0.15 oz Au/t and possibly a slight change around 0.2 opt (Figure 12-1). At a cutoff of 0.10 oz Au/t, 73 samples have a mean of 0.215 oz Au/t and standard deviation of 0.252.

Figure 12-1 Probability Plot of Briggs UG 2005-2007 RC Assays

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12.6	Blasthole Drilling
The blasthole data supports the validity of the exploration and development sampling at Briggs and is discussed in more detail in the modeling section.  There are at total of 157,480 blastholes recorded digitally, which is estimated at +80% of all blastholes.  The mean of blastholes greater than 0.01 oz Au/t is 0.033 with a standard deviation of 0.033, which is in line with WSE numbers.  The blastholes are AA-analysis and should be slightly lower than fire assays.

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13	Sample Preparation, Analyses and Security

13.1	Summary
Prior to conducting the exploration drilling programs in 2005 through 2007, a Quality Assurance and Quality Control program (QA/QC) was designed to meet the requirements of the NI 43-101.  The QA/QC program includes all aspects of the data collection from accurate reporting of drill collars and down-hole surveys to sampling protocols, assay controls, managing and interpreting analytical standards, and database management.

Both the RC and core drilling and the logging and sample collection were done under the supervision of William Fleshman (CP Geol, AusIMM, 10742), the designated Qualified Person (QP) for the drill program.

13.2	Sample Security
RC samples within the secured fenced mine area were allowed to drain at the drill site for one to two days. After the samples had drained, they were collected and placed into new 50 gallon transport drums that were sealed and placed on pallets.  Normally only one drill hole was placed into a drum; however, if more than one hole was placed into a drum, the sample bags were separated with plastic. Each shipment contained a shipment form that listed the samples in the shipment and the date and method of transport.  The sample shipment was assigned a job number by the assay laboratory, and a copy of the transport form with its assigned job number was returned to the geologist.

Drill core was stacked by hole number in a dedicated secure area.  After the core was split for analysis and bagged, it was placed in a secure area inside the fenced mine area.  William Fleshman transported the core samples to the assay laboratory.

13.3	Drill Sample Preparation and Analysis
A certified assay laboratory (ALS Chemex Laboratories of Sparks, Nevada) was selected to perform a standard one assay ton fire assay with an atomic adsorption finish.  Duplicate assays, where required, were sent to American Assay Laboratories, Sparks, Nevada.  ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by QMI Management System Registration.  The laboratory facilities were reviewed by Fleshman  prior to the program.

Standard specifications for sample preparation are clearly defined and monitored.  The specifications are as follows:

1.
Crushing -Samples are dried at 110–120ºC and crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex QC specification for crushed material is that > 70% of the sample must pass a 2mm (10 mesh) screen (Figure 13-1).

2.	Pulverizing – Greater than 85% of the ring pulverized sample passes through a 75micron screen (Tuler 200 mesh).

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Figure 13-1 Crushing specification curve

These characteristics are measured and results reported and logged to verify the quality of sample preparation.  ALS Chemex standard operation procedures requires that at least one sample per day be taken from each sample preparation station.  Measurement of sample preparation quality allows the identification of equipment, operators, and processes that are not operating with specifications.

13.3.1	ALS Chemex Quality Assurance Program
The quality function is an integral part of all day-to-day activities at ALS Chemex and involves all levels of its staff. Responsibilities are formally assigned for all aspects of the quality assurance program.  QC results from all sample preparation laboratories are reported to the QC department monthly.  The data is combined and reported to senior management. Review of the performance of each branch takes place as part of a monthly quality assurance meeting. Figure 13-2 is a typical control chart.

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Figure 13-2 Typical sample preparation control chart

13.3.2	Analytical Quality-Control Blanks, Reference Materials, and Duplicates
The Laboratory Information Management System inserts quality-control samples (reference materials, blanks, and duplicates) on each analytical run, based on the rack sizes associated with the method.  The rack size is the number of samples, including the QC samples, included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals, and duplicates are analyzed at the end of the batch.  Quality control samples are inserted based on the following rack sizes (Figure 13-3 to Figure 13-7) specific to the method:

Figure 13-3 Quality control inserts specifications

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Figure 13-4 QAQC precision specifications

 Figure 13-5 QA/QC evaluation of trends

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Figure 13-6 QA/QC external proficiency tests

Figure 13-7 QAQC precision specification and definitions

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Historic drill samples were analyzed at four laboratories including American Assay, Barringer Laboratories, Bondar-Clegg, and Skyline. WSE reviewed the historic reports and concluded that the check assay data indicates that the analytical results have been reasonably compiled. Also, standards were utilized during the drilling and the results indicate that there is reasonable control between the laboratories.

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14	Data Verification
During the 2005-2006 drill program, standards and blanks were submitted to ALS Chemex with the sample shipments.  The analytical standards were three commercially prepared reference standards purchased from RockLabs of New Zealand (SG14, SK21 and SK33).  Standards were selected based on grade and mineralogical component.  Both samples contained a high percentage of silica, feldspars, iron pyrites and minor quantities of finely divided gold.  These qualities closely match the ore hosts at the Briggs deposit.  The expected gold contents of the standards are based on analysis returned from a number of different laboratories (22 in the case of SK21, 26 sets of values for SK 33 and 24 sets of values for SG14). SK 21 has an average gold concentration of 4.048µg/g with a 95% confidence interval 0.041µg/g. Standard SK 33 has an expected average gold content of 4.041µg/g (+/- 0.041µg/g) at the 95% confidence interval. Standard SG14 has an expected average gold content of 0.989µg/g (+/- 0.019µg/g) at the 95% confidence interval.  The “Certificate of Analysis” for each reference standard is available from Atna Resources or may be downloaded from RockLabs’ web site at: http://www.rocklabs.com ..  The “blank” was prepared from silica sand purchased from a local hardware chain.

Figure 14-1 Gold assay results from “Blank” submitted with drill samples.

In addition to monitoring results from the laboratory, the QAQC program highlighted areas that need to be changed or improved with respect to the submittal procedure.  Firstly, the silica sand did not prove to be sufficiently homogeneous to act as an adequate blank reference and was changed in the 2008

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program. Figure 14-1 contains the results of for the blanks submitted with the drill samples during the 2005-2006 program.  The samples averaged 0.025 ppm Au

One hundred three (103) splits of SG14 (accepted value = 0.989 ppm Au), were submitted to ALS with the drill samples (Figure 14-2). The reported value for this standard is 0.989ppm.  Results from ALS ranged from a low of 0.087ppm to a high of 1.22ppm Au.  The average value reported during the 2005-06 drill programs was 0.989 ppm with a standard deviation of 0.104.

Figure 14-2 Gold assay results from Standard SG-14 submitted with drill samples.

Seventy-one sample standards of reference standard SK21 were submitted for assay and averaged 3.83 ppm gold with a standard deviation of 1.05 (Figure 14-3).  The standard has a accepted gold concentration of 4.048ppm.  The low analytical values are possibly attributed to the submittal procedures which caused the SG14 to be coded as SK21. William Fleshman has discussed this with the appropriate mine site personnel and changes will be implemented to prevent this from occurring in the future.  The high value returned as SK21 (8.16ppm) appears to be a lab error.  In the lab report, the adjacent sample to this high value contains a value near the acceptable value for the standard and may have been an error on sample records before or after the furnace.

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Figure 14-3 Gold assay results from Standard SK-21 submitted with drill samples.

The last standard reference material used was SK33. Eleven (11) samples of SK33 were submitted and averaged 3.94 ppm gold with a standard deviation of 0.17 (Figure 14-4). The standard has an accepted value of 4.041 ppm gold with a standard deviation of 0.103 ppm. Due to the small number of samples submitted of this reference material, it is not surprising that the average values are slightly outside the confidence limits of the reference material, but do not indicate an issue with the validity of the analytical work conducted by ALS Chemex.

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Figure 14-4 Gold assay results from Standard SK-21 submitted with drill samples.

During the 2008 program, 5 holes were completed in the area of the BSU pit and Rocklab analytical standards were once again utilized to identify laboratory QA/QC issues.  Seven SG 14 samples and Seven SK33 standards were submitted as part of the sample stream and returned results well within normal tolerance.  SG 14 returned an average gold value of 0.976 ppm gold and a standard deviation of 0.009 ppm (accepted value = 0.989 ppm Au with standard deviation of 0.044). SK 33 returned an average gold value of 3.831 ppm gold and a standard deviation of 0.288 ppm (accepted value = 4.041 ppm Au and a standard deviation of 0.103 ppm). The low average and higher standard deviation is due to one sample which returned an anomalously low value of 3.2 ppm gold and is likely due to a lab error in reading this result on this sample. Figure 14-5 and Figure 14-6 display the results of the standards submitted during the 2008 drill program at Briggs.

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Figure 14-5 Gold assay results from Standard SG 14 submitted with drill samples during the 2008 drill program.

Figure 14-6 Gold assay results from Standard SK 33 submitted with drill samples during the 2008 drill program.

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In addition to the assay standards and blanks submitted to the ALS Chemex laboratory, several duplicate samples collected at the drill rig during the 2005 – 2006 program were submitted to the on-site Briggs, assay facility. Duplicate samples were collected for every sample taken at the drill rig.  The Briggs laboratory performed 947 gold analyses, 413 fire assays and 534 cyanide extraction assays on the drill samples.  The mean for all of the fire assays completed by the Briggs lab averaged 0.031 oz Au/t. ALS returned an average of 0.036 oz Au/t for the same samples (Figure 14-7) indicating the Briggs facility has reported values with a slight underestimation.

At higher cutoffs the difference increases (Figure 14-8).  Using a cutoff of 0.01oz Au/t the ALS samples averaged 0.085 while Briggs on site lab averaged 0.071 opt for same set of duplicate samples.  As indicated by the trend line the dispersion increases at higher grades. Figure 14-9 shows the relative percent error for the duplicates between ALS Chemex and Briggs.  None of the Briggs results were incorporated into the current resource estimations.

 Figure 14-7 ALS Chemex assays compared to Briggs onsite for duplicate drill samples.

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Figure 14-8 ALS assays vs. Briggs duplicate drill samples at 0.01 oz Au/t cutoff

Figure 14-9 Relative percent error- ALS Chemex vs Briggs duplicates, >0.01opt Au

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15	Adjacent Properties
The only adjacent properties of known significance are the Jackson and Cecil-R prospects just to the north of the Briggs Mine along the range front (respectively about 2.5 and 4 miles).  Both properties are controlled by Canyon. The Worldbeater and Gold Bug properties are currently active exploration properties, but they are at much higher elevation in the Panamint Range and geologically dissimilar to the Briggs deposit.

Total drilling at the Cecil R prospect consists of 71 holes at about 200-foot spacing.  The prospect has not been reevaluated following the recent drilling. No Mineralized Resources or Reserves have been developed for this prospect as part of this Technical Report. Table 15-1 shows the summary statistics for the gold values from samples at Cecil-R.

Table 15-1 Statistics of sample Au values at Cecil-R prospect

FROM	TO	#SMPLS	MEAN	STD DEV	MEANlogest	CV
0.000	0.385	3063	0.00586	0.01647		2.81
0.001	0.385	2985	0.00601	0.01666	0.00432	2.77
0.004	0.385	817	0.01846	0.02826	0.01665	1.53
0.007	0.385	532	0.02565	0.03283	0.02374	1.28
0.010	0.385	353	0.03417	0.03753	0.03224	1.10
0.015	0.385	254	0.04239	0.04142	0.04039	0.98
0.020	0.385	189	0.05071	0.04511	0.04869	0.89
0.030	0.385	113	0.06804	0.05149	0.06593	0.76
0.050	0.385	65	0.08915	0.05948	0.08686	0.67
0.100	0.385	14	0.17271	0.08234	0.17081	0.48

Total drilling at the Jackson Property consists of 34 holes that are widely and irregularly spaced. No Reserves or Mineralize Resources have been developed as part of the study for this Technical Report.  Table 15-2 shows the summary statistics for the gold values from samples at Jackson.

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Table 15-2 Statistics of sample Au values at Jackson prospect

FROM	TO	#SMPLS	MEAN	STD DEV	MEANlogest	CV
0.000	0.370	2486	0.00340	0.01322	0.00215	3.88
0.001	0.370	2486	0.00340	0.01322	0.00215	3.88
0.004	0.370	329	0.01781	0.03285	0.01463	1.84
0.007	0.370	177	0.02897	0.04165	0.02588	1.44
0.010	0.370	103	0.04382	0.04953	0.04180	1.13
0.015	0.370	71	0.05797	0.05398	0.05661	0.93
0.020	0.370	55	0.06969	0.05614	0.06830	0.81
0.030	0.370	43	0.08195	0.05778	0.08027	0.71
0.050	0.370	29	0.10172	0.06112	0.09991	0.60
0.100	0.370	11	0.15327	0.07271	0.15124	0.47

A plot of the statistics for Cecil-R and Jackson sample gold values were compared against the statistics for the remaining sample values at Briggs.  Figure 15-1 shows the plot, which demonstrates that the gof mineralization is similar between the deposits.

Figure 15-1 Plot of statistics for Cecil-R, Jackson and Briggs

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16	Mineral Processing and Metallurgical Testing
The initial metallurgical test work performed on Briggs ore (oxide and sulfide) indicated that conventional heap leach methods could be economically used.  The majority of the test work was performed by McClelland Laboratories, which included numerous bottle rolls and column leach tests performed on near surface and underground bulk samples and drill hole samples from both core and reverse circulation drilling.  The tests were performed at various size fractions to help determine the most economical crush size.  Initial work indicated that the finer the crush size, the better the recoveries. It was determined that Briggs ore would need to be crushed (oxide and sulfide) to nominally 80% minus ¼-inch to achieve recoveries averaging 78%.

Commercial production commenced in 1996 and continued into 2004.  During that period, material was mined from three different pits.  In 1998, it was determined through a pilot test heap and numerous leach columns that low-grade oxide material could be placed on the heap as run-of-mine (ROM) ore.  From 1998 through 2001 a combination of crushed material and ROM was placed on the heap.  In 2002, Briggs converted entirely to run-of-mine due to the low gold prices and changes in ore types associated with the North Briggs and Gold Tooth pits.  A total of 553,669 ounces of gold have been recovered through May 2006, from the 733,850 ounces of gold placed on the heap. Total leach pad recovery stands at 75.4% compared to the 75.1% that was predicted. This recovery was based on a blend of both finely crushed material as well as run of mine material.

During operations, metallurgical testing was conducted on material placed on the heap.  A combination of monthly crusher composite columns, bulk ROM composite columns, and various bottle rolls were performed to assist in determining recoveries and operating parameters for the different pits and ore types.  Table 16-1 shows the various recoveries used in determining heap recovery.

Table 16-1 Predicted recovery for pit and ore type

Origination	Material	Processing Method	Predicted Recovery
Briggs Pit	Oxide	Crushed	84%
	Sulfide	Crushed	72%
	Oxide	ROM	55%
	Sulfide	ROM	15%
North Briggs Pit	Oxide	Crushed	84%
		ROM	80%
Gold Tooth	Oxide	Crushed	84%
	Sulfide	Crushed	75%
	Oxide	ROM	66%
	Sulfide	ROM	55%

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17	Mineral Resource and Mineral Reserve Estimates
The resource estimate was prepared by ORE using three-dimensional block-modeling methods and Datamine software.  All data files and computations were done using extended precision coordinates. Estimation of gold grades was done using inverse-distance-power interpolation within mineral envelopes that were defined by wireframed volumes.

The mineral reserve estimate was prepared by CAM  using the resource model provided by ORE and MineSight software.

17.1	Drill Hole Data
Drill hole data were provided by Canyon as Microsoft Access files that were originally compiled using GEMCOM software by J.D. Taylor in 2006.  Within GEMCOM down-hole survey, assay, and lithology data files, drill hole names were referenced to the drill hole name through an index pointer rather than a drill hole name field.  The drill hole name was added to each of these data by exporting the Access data to comma-delimited text files that were imported into Datamine.  Datamine was then used to join the drill hole name to the survey, assay, and lithology files using the standard join function. The joined data was exported to comma-delimited ASCII files and additional drill data from recent drilling since 2006 was added to the data. The final data files used for this estimate are summarized in Table 17-1.

Table 17-1 Drill Hole Data Files for Briggs Resource Estimate

Data Type	File Name	File Date	Other
Collar Location	CollarMay08.csv	5/13/2008	898 Drill Holes
Down Hole Survey	SurveyMay08.csv	5/13/2008	1,425 Survey Measurements
Assay	Assays_Jun08.csv	6/30/2008	62,615 Assay Intervals
Lithology	LithMay08.csv	6/30/2008	6,935 Lithology Intervals

The original lithologic codes were recoded and grouped into alphanumeric codes to simplify the geologic interpretation. The original numeric code and the corresponding alphanumeric codes are summarized in Table 17-2.  A summary of assayed footage and assay is shown in Table 17-3.

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Table 17-2 Lithologic Numeric Code to Alpha Code Translation Table

LITH	ROCK	DESCRIPTION
1	XX	Invalid
4	XX	Invalid
8	fill	Fill
9	ob	Recent alluvium
10	ob	Gravels
11	ob	Gravel Carbonate Cemented
12	ob	Colluvium; Talus
15	gdl	Granodioritic intrusive, lighter colored, usually altered
20	gdl	Lt qtz monzonite
21	gd	Foliated and nonfoliated granodiorite, generally unaltered
22	gd	Foliated and nonfoliated granodiorite, generally unaltered
24	gd
25	gd
26	gdl
27	gdl
30	flt	Fault Gauge
31	flt	Fault Gauge
32	sild	Silicified and dolomitized rock - proto-Goldtooth fault zone
33	sild	massive replacement of host by silica and/or dolomite
34	lam	Lamprophyre dike, Tertiary age
35	flt	Fault Gauge
36	sild	some intense quartz veining
37	flt	Fault Gauge
38	flt	Fault Gauge
39	flt	Fault Gauge
40	qfg	Quartzo-fedspathic gneiss, highly siliceous with variable
41	qfg	amounts of muscovite/sericite and feldspar
42	qfg
43	mapy	Altered iron oxide-bearing carbonated amphibolite
44	mqf	Hybrid mica and chlorite-rich gneiss, generally FeOx-rich
45	mqf	metamorphic reaction product of gneiss and amphibolite
46	mqf
48	dol	Dolomite, generally called Noonday Dolomite
50	ma	Amphibolite, generally fresh variety
51	mapy
52	mapy
80	XX	Invalid
99	XX	No Data
no data	blank	No Lithology Data

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Table 17-3 Summary of Drill Hole Samples and Footage by Lithology

	Samples without Assays					Samples with Assays					All Samples
Rock	No.	Min.	Max.	Total Feet	Ave. Length	No.	Min.	Max.	Total Feet	Ave. Length	No.	Total Feet	Ave. Length
	29	5	20	195	6.72	851	1	5	4,236	4.98	880	4,431	5.04
dol	6	5	21	46	7.67	567	1	5	2,793	4.93	573	2,839	4.95
fill	381	5	135	2,070	5.43	255	2	10	1,286	5.04	636	3,356	5.28
flt	6	5	5	30	5.00	411	1	5	2,023	4.92	417	2,053	4.92
gd	35	1	70	326	9.31	2,133	0	65	10,724	5.03	2,168	11,050	5.10
gdl	97	5	55	600	6.19	1,955	2	75	10,068	5.15	2,052	10,668	5.20
lam	2	5	5	10	5.00	183	1	5	891	4.87	185	901	4.87
ma	105	5	35	577	5.50	4,432	1	10	22,064	4.98	4,537	22,641	4.99
mapy	58	5	10	296	5.10	4,424	1	10	22,002	4.97	4,482	22,298	4.98
mqf	2	5	10	15	7.50	1,561	1	5	7,765	4.97	1,563	7,780	4.98
ob	53	5	30	305	5.75	2,129	5	85	11,777	5.53	2,182	12,082	5.54
qfg	2,042	1	155	10,931	5.35	32,834	1	220	164,170	5.00	34,876	175,101	5.02
sild	74	5	60	770	10.41	1,874	0	5	9,299	4.96	1,948	10,069	5.17
XX	14	5	5	70	5.00	184	1	45	1,155	6.28	198	1,225	6.19
Total	2,904	1	155	16,241	5.74	53,793	0	220	270,253	5.03	56,697	286,494	5.05

17.1.1	Topographic Data
Topographic data was provided by Canyon as follows:

1.           Current Topography: Data for the current topography were provided by Canyon as an AutoCAD drawing, 1219-1dtm.dwg, that was prepared by Kenny Aerial Mapping of Phoenix, Arizona using aerial photography dated Dec. 12, 2006. The drawing file contained points, contour lines, and break lines that were imported to Datamine and used to create a triangulated-irregular-network (TIN) digital terrain model (DTM).  The DTM was checked against collar location data and appears to be consistent with drill hole collars.

2.           Original Topography: Data for the original topographic surface were provided by Canyon as an AutoCAD drawing, BIGTOP.dwg, that contained 20-foot contour lines. The file date for the drawing is July 15, 1997, and nothing is known regarding how, by whom, or when the drawing was created. A TIN DTM was created for these data using Datamine.  When the original topography DTM was compared with the current topography DTM, it was observed that the original topo was consistently higher than the current topo in undisturbed areas. The following procedure was used to create an original topography DTM that was unbiased relative to the current topography DTM.

a.	A perimeter was drawn that defined the approximate boundary of mine disturbance in the current topography.

b.
The original and current topography DTMs were gridded onto a 25x25-foot grid. Those grid points outside the disturbed area were selected and the elevation differences between grid point pairs were computed.  Using a combination of manual and least-

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squares fitting, the following relationship was derived to adjust the original topographic data to the current topography:

XP=XP+15
YP=YP+5
ZP=(1-0.00407534)*ZP-0.000918951*XP+3.737

c.	The strings from original topographic data were shifted using the above formulas. Break lines were added to provide better DTM control in some of the valley areas.

d.           The original topo strings were clipped to the area inside the disturbance area.

e.           The current topo DTM data were clipped to the area outside the disturbance area.

f.	The final version of the original topography DTM model was created using the data from steps D and E using the Datamine DTM creation tool.

3.           Mined Topography: The final topographic DTM model was created to define the topographic surface that was present at the bottom of the mined-out pits.  This surface is needed to determine that portion of the pits that was mined before backfilling with waste rock. This surface was created using a combination of the current topography DTM data and a gridded DTM model prepared by Taylor in 2006.  The Taylor DTM model, Alv_Mine_TopOfRock.dxf, is a gridded DTM model with a 25 foot grid.  The Taylor model represents the elevation of the deepest mining for each point and was created using mine survey data. The mined topography DTM model was created as follows:

a.	Data from the current topography DTM data were selected inside cut lines that were drawn for each pit.

b.
The selected DTM data were loaded with the Taylor DTM model and edited so that contour lines estimated from the Taylor DTM replaced the current topography DTM data in the areas with backfill in the pits.

c.           DTM models were created for each of the mined-out pits.

d.	The pit DTM models were used to update the original topography DTM to remove the mined-out volumes.

The final topographic surfaces are shown as 3-D perspective plots in Figure 17-1.

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Current Topography with Pits Partially Backfilled

Original Topography with Pits Removed

Original Topography

Figure 17-1 Perspective views of Briggs project topography models (looking east)

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17.1.2	Tonnage Factors (Density)
A bulk tonnage factor of 12.2 cubic feet per ton is used for both ore and waste material in this estimate.  This tonnage factor was used previously by Pincock, Allen and Holt in 1998 and in the original feasibility study by Western Services Engineering in 1994.  This tonnage factor is consistent with density tests by McClelland Laboratories in 2000, which averaged 11.86 cubic feet per ton and ranged from 10.5 to 12.4 cubic feet per ton.  Although the tonnage factor used during the years of mine operation is unknown, the above tonnage factor is consistent with reported production results when used with the blasthole model.

17.2	Block Models
Two block models were used for resource estimation.  The first model, the “Full Model”, consists of 20x20x20-foot blocks and covers the entire mining/resource area.  The second model, the “Goldtooth Model”, was created to better model the relatively narrow Goldtooth mineralized zone.  The Goldtooth model covers a smaller area than the full model and uses a 10-foot block in the east-west direction, but is otherwise conformable with the full model. Block model size and location parameters are summarized in Table 17-4 and Table 17-5.  The relative size and location of the two models is shown in Figure 17-2.

Table 17-4 Block Model Size and Location Parameters (Full Model)

	Minimum (m)	Maximum (m)	Block Size (m)	Number Blocks	Length (m)
Local X	9,000	13,200	20	210	4,200
Local Y	4,700	13,200	20	425	8,500
Elevation	800	3,300	20	125	2,500
Rotation	NONE

Table 17-5 Block Model Size and Location Parameters (Goldtooth Detail Model)

	Minimum (m)	Maximum (m)	Block Size (m)	Number Blocks	Length (m)
Local X	10,600	12,400	10	180	1,800
Local Y	5,000	10,200	20	260	5,200
Elevation	800	2,500	20	85	1,700
Rotation	NONE

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Figure 17-2 Plan map showing the Full Model Area (Tan) and the Goldtooth Model Area (pink)
superimposed over current topography

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17.2.1	Mine-Fill Models
An empty model was created for the Full Area to define the material type for each of the blocks in the model.  This was done as follows:

a.
Block models were created underneath each of the topography models: original, mined pits, and current. Zone codes PREMINE, MINED, and CURRENT were assigned, respectively, to the blocks in each model.  All zone codes were assigned a value of 1. These models were created as seam models with a single block below topography and a minimum cell increment of 0.5 feet.

b.
The individual block models were added together into a combined model that contained all of the zone codes PREMINE, MINED, and CURRENT. The final zone codes in the combined model were equal to one (1.0), if the block was below the respective topographic surface and zero (0.0) if the block was above the surface. MINEFILL codes were then assigned using the rules in Table 17-6.

Table 17-6 Logical Table for Assigning MINEFILL Codes

MINEFILL Code	PREMINE Code	MINED Code	CURRENT Code
1	1	1	1	Unmined Rock
2	1	0	1	Backfill material in mined-out pit
3	1	0	0	Mined-out pit (now air)
4	0	0	1	Fill (Dumps and Heaps)
5	1	1	0	Material removed by slide (now air)
X	0	1	1	Mined above Pre-mine (Invalid combo)
X	0	1	0	Mined above Pre-mine (Invalid combo)
X	0	0	0	Air (None in Model)

c.
The final model from step b was converted to the 20x20x20-foot block prototype that is used for the Full Model. This model contains sub-blocks where any of the 20-foot blocks contains more than one MINEFILL code.

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17.3	Mineral Envelope Models
Mineral envelopes were created for five mineralized zones, as shown in Figure 17-3.  These zones vary from the highly structurally controlled Goldtooth Zone to the more massive Briggs Main Zone.

Figure 17-3 Plan map showing the Briggs mineral envelope models.

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17.3.1	Goldtooth Zone
The Goldtooth zone is a narrow, structurally controlled, west dipping zone of mineralization that follows the northerly striking Goldtooth fault over a strike length in excess of 5000 feet and dips about 60 degrees to the east. The thickness of the zone ranges from 10 to 240 feet and averages 56 feet. Most of the gold mineralization in the hanging wall (west side) of the Goldtooth fault, but some mineralization is also found in footwall of the fault.  In general, mineralization follows parallel to the Goldtooth fault.

The strike of the Goldtooth zone is nearly north-south at the south end of the model, but the zone bends to the east as it moves north, and at the north end of the zone the strike is N25E. This bending of the zone gives the Goldtooth zone a bow-shaped appearance with a maximum bending of approximately 400 feet, as shown in Figure 17-4.  In addition to the large-scale bending, the Goldtooth zone has significant variability in its local strike, dip, and thickness as shown in the detail inset in Figure 17-4.

Both the overall and the local variability of the Goldtooth make it difficult to model using simple search ellipses and a special procedure was developed, as follows:

a.	A wireframe model was prepared for the Goldtooth fault. This model represents the “knife-edge” fault plane and the associated basaltic dike that is discussed in Section 7.

b.
The Goldtooth fault, drill hole composites, and block model center points were rotated into a “longitudinal view”. In the longitudinal view, plan views looking down are equivalent to looking at the fault surface from the west looking to the east.

c.	The Z’ (rotated elevation) distance (dZ’) between the Goldtooth fault and the drill hole composites was measured by projecting the drill hole points onto the surface.

d.	The model was flattened by substituting the dZ’, the distance from points to the Goldtooth fault, for the rotated Z coordinate.

e.
The mineral zone was defined on cross-sections in the flattened view as strings (lines digitized on the computer screen) using an approximate 0.005 oz Au/t cutoff grade.  The strings were then linked to create wireframed models of the mineral zone.

f.
Block model blocks were selected inside the flattened-view wire frame to create the Goldtooth block model.  All geostatistics and grade estimations were done using the flattened-view composites and block model.

g.	After the block model grades were estimated, the flattened-view block model was transformed back into the standard mine coordinates system.

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Goldtooth Fault
Goldtooth Mineral Zone
N
11000 N
10000 N
9000 N
8000 N
7000 N
6000 N
11000 E
12000 E
13000 E
14000 E
8750 N
8500 N
8250 N
11250 E
11500 E
11750 E
Scale (Feet)
0 100 300 500 700 900 1100

Figure 17-4 Plan map and detail of the Goldtooth fault and the Goldtooth mineral zone on the 1300 elevation bench.

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17.3.2	Goldtooth Hanging Wall Zones
The Goldtooth Hanging Wall zones are a series of six smaller zones located just east of the Goldtooth zone. The strike of these zones averages N20E and the dip varies from 50º to 65º except for one zone, HW3, that has a dip of 29º.  With the exception of HW3, which bears similarities to the BSU zone, these zones appear to be controlled by splays off of the Goldtooth fault.

The mineral zones were defined on cross-sections in mine coordinates as strings using an approximate 0.005 oz Au/t cutoff grade.  The strings were then linked to create wireframed models of the mineral zone.

Block models were created for these zones by selecting blocks from the full block model and labeling the blocks with the appropriate zone code. The Goldtooth Hanging Wall zones frequently overlap into the Goldtooth zone, creating an overlap among the models that was resolved by giving the Goldtooth zone precedence over the Hanging Wall zones when the models were combined.

17.3.3	Other Zones
Mineral zones were the BSU, Briggs Main, and Briggs North Zones using essentially the same procedure as was used for the Goldtooth Hanging Wall Zones.

17.4	Compositing
Drill holes bench composited to 20-foot bench heights, if the flattest dip in the drill hole down-hole survey was greater than 70E. Composites started and ended at the same elevation as the block model bench toe and crest elevations. At least 10 feet of assayed interval was required to store a composite.

Holes with dip less than 70E were composited using down-hole compositing with a composite interval of 30 feet. At least 15 feet of assayed interval was required to store a composite.

17.4.1	Goldtooth Zone Composites
The coordinates for the Goldtooth Zone drill-hole composites were transformed using a procedure similar to that used for the Goldtooth Block Model. The resulting “flattened” composites were used for interpretation of the mineral envelope and estimation of grade for the Goldtooth Zone.

17.5	Basic Statistics
Basic statistics including sample minimum, maximum, average values, and coefficient of variation were compiled for the drill hole assay intervals by lithology, as shown in Table 17-7.  These statistics confirm that the higher gold grades are associated with the amphibolites bodies (ma, mapy, mqf) and the Goldtooth fault zone (sild). Lower gold grades are hosted in the quartzo-feldspathic gneiss that forms the bulk of the material west of the Goldtooth fault (i.e., in the hanging wall) and also in the dolomite and fault (dol,flt) that is associated with the Goldtooth fault.  The lowest grade material is hosted in the granodiorite (gdl,gd) that is found east of the Goldtooth fault and in the late-stage lamprophyre.

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Table 17-7 Summary of Drill Hole Assay Statistics by Lithology

Rock	Number Samples	Minimum oz Au/t	Maximum oz Au/t	Average oz Au/t	Coefficient of Variation	Geometric Mean	Log Std Deviation	Log Estimate of Mean
no data	851	0	1.114	0.0112	5.54	0.0029	1.52	0.0093
dol	567	0	0.504	0.0095	3.78	0.0020	1.90	0.0118
fill	255	0	0.105	0.0042	2.79	0.0013	1.52	0.0040
flt	411	0	0.178	0.0108	2.36	0.0025	2.00	0.0185
gd	2,133	0	0.159	0.0019	4.66	0.0012	1.22	0.0025
gdl	1,955	0	0.381	0.0016	7.25	0.0012	1.21	0.0025
lam	183	0	0.091	0.0023	3.43	0.0016	1.20	0.0034
ma	4,432	0	0.432	0.0195	1.78	0.0061	1.80	0.0304
mapy	4,424	0	0.745	0.0182	2.21	0.0059	1.69	0.0245
mqf	1,561	0	1.021	0.0257	2.70	0.0080	1.56	0.0268
ob	2,129	0	0.147	0.0010	4.65	0.0017	0.81	0.0023
qfg	32,834	0	2.150	0.0078	3.06	0.0030	1.45	0.0085
sild	1,874	0	0.840	0.0164	3.42	0.0039	1.89	0.0235
XX	184	0	0.064	0.0041	2.56	0.0030	1.27	0.0068
Total	53,793	0	2.150	0.0097	3.16	0.0033	1.58	0.0114

Composite grade distributions were evaluated within the mineral envelopes using log-transformed histograms and cumulative frequency plots that are show in Figure 17-5.  The log histograms for the Goldtooth, Briggs Main, BSU, and Briggs North Zones are nearly symmetrical, bell-shaped curves suggesting nearly-lognormal distributions.  Significant differences from simple lognormal distributions are also observed in the cumulative frequency plots, which would be straight lines if the grade distributions were lognormal.

The histogram for the Briggs Main Zone is skewed to the right and the cumulative frequency plot has a downward bend at about 0.02 oz Au/t. These plots suggest that the gold grade is composed of two overlapping grade distributions; a lower-grade, higher variability distribution that overlaps a higher-grade lower variability distribution. It is likely that the two grade distributions are related to grade differences between composites that are predominantly amphibolite (higher grade) versus gneiss (lower grade).

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Sample Frequency
Gold Grade (oz Au/t)
Fraction Samples Above Cutoff
Fraction Samples Below Cutoff
Gold Cutoff Grade (oz Au/t)
Legend
Goldtooth
Briggs Main
BSU
Briggs North
Goldtooth HW
Outside Zones

Figure 17-5 Histograms and cumulative frequency plots for composited gold grade by mineral zone.

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The BSU Zone appears to have a similar mixture of gold-grade populations, but with a smaller proportion of the higher-grade distribution. The Briggs North Zone appears to contain a lower-grade, lower-variability distribution that overlaps a higher-grade, higher-variability distribution. No further work was done to separate lower-grade and higher-grade populations in the Briggs Main, BSU, and Briggs North Zones because they overlap too much to separate them based on grade and the internal geologic structure of the zones is too complicated to separate them based on geological interpretation.

The grade distributions for the Goldtooth Zone are almost a simple lognormal distribution, except for a slight excess of low-grade samples, a cluster of samples between 0.15 and 0.20 oz Au/t. This suggests that Goldtooth Zone is a single population and that the higher-grade samples in the Goldtooth Zone are just the high-grade end members of the overall population rather than a separate, high-grade distribution.

The Goldtooth Hanging Wall grade distribution is also very close to a simple lognormal distribution, except for a small proportion of high-grade and low-grade outliers.  The gold grades distribution in the Goldtooth Hanging Wall is much lower grade than the Goldtooth Zone, however, confirming a significant difference between the two populations.

Table 17-8 Summary of Composite Statistics by Zone

Rock	Number Samples	Min. oz Au/t	Max. oz Au/t	Average oz Au/t	Coef. of Variation (CV)	Geometric Mean	Log Estimate of CV	Log Estimate of Mean
Goldtooth	699	0.0000	0.6840	0.0318	1.67	0.0150	1.94	0.0329
Briggs Main	2,146	0.0000	0.1690	0.0212	0.87	0.0145	1.21	0.0227
BSU	1,135	0.0000	0.2390	0.0196	1.20	0.0109	1.61	0.0206
Briggs North	461	0.0000	0.3320	0.0274	1.55	0.0131	2.00	0.0294
Total Well Mineralized	4,441	0.0000	0.6840	0.0231	1.34	0.0134	1.77	0.0243
Goldtooth HW	453	0.0000	0.1730	0.0098	1.33	0.0062	1.21	0.0098
Total Mineralized	4,894	0.0000	0.6840	0.0219	1.37	0.0125	1.53	0.0229
Outside Zones	5,135	0.0000	0.1060	0.0018	1.77	0.0011	2.17	0.0025

Composite basic statistics are summarized in Table 17-8.  These statistics confirm that the composites inside the mineralized-zone envelopes are more than ten-times higher grade than composites outside the zones and that the zone boundaries should be treated as hard boundaries for grade estimation.  Gold grade in the Goldtooth Zone is more than three-times higher than in the Goldtooth Hanging Wall Zone, suggesting a hard boundary or a limited soft boundary for interpolation of those zones.

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17.6	Variograms
Variograms were computed and modeled for each mineral zone using Sage 2001 variogram analysis software. Variogram models are summarized in Table 17-9 and more detailed variogram results and variogram plots are attached in Appendix B  F-Values were computed using the Datamine procedure FFUNC to estimate variability within 20x20x20 blocks.

Table 17-9 Summary of Variogram Models by Zone

Zone	Nugget	Sill	Type	Rot1 (Z)	Rot2 (X)	Rot3 (Z')	Range X	Range Y	Range Z	F-Value 20x20x20
Goldtooth	0.2	0.47	Exp	73	0	0	20	90	12.5	0.379
		0.33	Exp				50	90	22.4
Comment:	Computed using composites parallel to Goldtooth Fault
Goldtooth Hanging Wall (Blastholes)	0.3	0.14	Exp	265	62	-74	5	5	5	0.584
		0.56	Exp				25	50	18
	Azimuth of Rotated Axis:						297	183	265
	Dip of Rotated Axis:						58	14	-28
Comment:
Blasthole variogram indicates strong anisotropy along strike, but dip is difficult to determine. The general dip and dip direction for the zone has been chosen for this model. Nugget is estimated as 0.3 with a short-range isotropic structure to fit the overall variogram as there is little data near the origin.

Briggs Main (Blastholes)	0.25	0.58	Exp	128	63	-19	300	133	101	0.316
		0.17	Sph				190	42	176
	Azimuth of Rotated Axis:						209	91	128
	Dip of Rotated Axis:						17	57	-27
Comment	Generally good agreement between the blasthole models and the variograms.
BSU (Blastholes )	0.26	0.61	Exp	242	30	25	144	67	28	0.377
		0.13	Exp				39	55	30
	Azimuth of Rotated Axis:						174	270	242
	Dip of Rotated Axis:						12	27	-60
Comment	Blasthole model generally confirms the variogram model, but a higher-grade zone on the east side dips to the east rather than the west.
Briggs North (Blastholes)	0.15	0.5	Exp	282	10	-3	73	58	14	0.244
		0.35	Sph				1630	308	87
	Azimuth of Rotated Axis:						8	278	282
	Dip of Rotated Axis:						1	10	80
Comment	Blasthole variogram indicates very strong anisotropy approximately along strike (NS). Not enough composites to get a good variogram from drill hole data.
Note - Exponential variograms use the traditional range, which is 1/3 the practical range. - All rotations are left-hand rule. - Positive dip angles are downward, negative dip angles are upwards.

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17.7	Blasthole - Drill Hole Assay Comparison
A blasthole vs drill hole comparison study was done by pairing blastholes to nearby drill holes, then comparing gold grades between the paired data.  The distance between blastholes and drill holes was limited to 8 feet for this study to ensure that the two samples were sampling the same volume of rock.  The results of this study, as shown in Table 17-10 and Figure 17-6, show that there is no statistically significant difference between blasthole and drill hole gold grades.

Table 17-10 Summary of Blasthole vs Drill Hole Comparison

PIT	Max Dist	Number Pairs	Average Distance	Average Drill Hole Grade (oz Au/t)	Average Blasthole Grade (oz Au/t)	Difference (DH-BH)	Standard Deviation Difference	t-test probability	% Difference (BH-DH) BH
GT	8	535	5.4	0.0221	0.0212	0.0009	0.0487	67%	4%
MAIN	8	2,566	5.3	0.0190	0.0185	0.0005	0.0217	22%	3%
NBR	8	328	5.4	0.0203	0.0178	0.0025	0.0364	21%	12%
ALL	8	3,249	5.3	0.0196	0.0189	0.0008	0.0291	12%	4%

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Figure 17-6 Blasthole gold grade versus drill hole gold grade for paired samples less than 8 feet apart.

17.8	Blasthole Model
A simple blasthole model was created for use in model validation and optimization, as follows:

1.           The subset of mined-out blocks was selected for estimation.

2.           Drill-hole composites were appended to the blasthole data to fill in areas with no blasthole data.

3.	Gold grades were wire capped at 1.0 oz Au/t in the Goldtooth and North zones. The Briggs Main and BSU zones were capped at 0.19 oz Au/t.

4.           Gold grade was estimated using ordinary kriging.

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The blast model was validated in comparison to reported production as shown in Table 17-11, which shows very close agreement between the model and previous production in the mined-out areas.

Table 17-11 Comparison of the Blasthole Model to Reported Production

		Production			Blasthole Model			%Difference
Pit	Cutoff	Tons	Grade	oz Gold	Tons	Grade	oz Gold	Tons	Grade	oz Gold
Briggs Main+BSU	0.013	19,278,559	0.0274	527,669	19,253,650	0.0280	539,341	-0.1%	2.3%	2.2%
Goldtooth	0.012	2,432,600	0.0394	95,949	2,461,986	0.0380	93,454	1.2%	-3.8%	-2.6%
North Briggs	0.017	1,765,413	0.0506	89,252	1,797,388	0.0492	88,495	1.8%	-2.6%	-0.8%
Total All Pits		23,476,572	0.0304	712,870	23,513,025	0.0077	181,950	0.2%	-74.5%	-74.5%

17.9	Grade Estimation
Gold grades were estimated for each mineralized zone using inverse-distance-power (IDP) estimation.  Estimation parameters were optimized by comparing the results of the IDP estimation with the blasthole model and reported production.  The final estimation parameters are summarized in Table 17-12 through Table 17-14.

Table 17-12 Composite Capping Factors for Gold-Grade Estimation

Zone	Grade Cap (oz Au/t)
Goldtooth	0.75
Goldtooth Hanging Wall	0.15
BSU	0.10
Briggs Main	0.10
Briggs North	0.16

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Table 17-13 Search Ellipse Parameters for Gold-Grade Estimation

Zone	Search Volume (1)								Search Volume Expansion (2)			Search Volume Expansion (3)			Max. Compos per Hole
	Search Radius			Axis Rotation			Number Compos		Factor	Number Compos		Factor	Number of Compos
	X	Y	Z	Z	X	Z’	Min	Max		Min	Max		Min	Max
Goldtooth	75	150	15	73	0	0	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 11	60	120	45	292	50	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 12	60	120	45	294	56	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 13	60	120	45	293	51	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 14	60	120	45	289	52	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 15	60	120	45	283	29	90	4	9	1.5	4	9	3.0	1	9	1
Goldtooth HW 16	60	120	45	296	65	90	4	9	1.5	4	9	3.0	1	9	1
Briggs Main	380	170	100	133	54	-20	4	9	1.5	4	9	3.0	1	9	1
BSU	90	140	40	242	30	-67	4	9	1.5	4	9	3.0	1	9	1
Briggs North	150	75	10	282	10	-3	4	9	1.5	4	9	3.0	1	9	1

Table 17-14 Estimation Parameters for Gold-Grade Estimation

	Anisotropy Distance			Axis Rotation
	X	Y	Z	Z	X	Z’
Goldtooth	97.0	250.0	22.0	73	0	0	3.5
Goldtooth HW 11	25.8	51.4	18.8	292	50	90	2.3
Goldtooth HW 12	25.8	51.4	18.8	294	56	90	2.3
Goldtooth HW 13	25.8	51.4	18.8	293	51	90	2.3
Goldtooth HW 14	25.8	51.4	18.8	289	52	90	2.3
Goldtooth HW 15	25.8	51.4	18.8	283	29	90	2.3
Goldtooth HW 16	25.8	51.4	18.8	296	65	90	2.3
Briggs Main	382.0	165.0	120.0	133	54	-20	3.0
BSU	86.0	140.0	37.0	242	30	-67	4.0
Briggs North	535.0	127.0	61.0	282	10	-3	5.0

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The resulting IDP model was compared to nearest-neighbor (NN) estimates to verify overall non bias and to quantify the amount of smoothing in the IDP estimates, as shown in Table 17-15.  This comparison shows that IDP grades average slightly higher than NN grades. The smoothing factors for the estimated values are slightly lower than the theoretical smoothing factors.  Based on this comparison, it may be concluded that the estimates appear reasonable compared to the NN model and theoretical smoothing factors computed from variograms.

The model was also validated by comparing the resource model with both the blasthole model and reported production. These results, which are tabulated in Table 17-16 and Table 17-17, show that the resource grades and tonnages match very well with both the blasthole model and reported production at the historical mining cutoff grades.  The tonnage-grade distributions of the blasthole and resource were compared to evaluate the reliability of the resource model at different cutoff grades. This comparison, as shown in Table 17-17, demonstrates that the tonnage grade distribution for the resource model matches the blasthole model within tolerances that are acceptable for resource and reserve estimation over a very wide range of cutoff grades.

Table 17-15 Comparison of IDP Estimates to NN Estimates

Zone	Number Blocks	Average IDP	Relative Variance IDP	Average NN	Relative Variance IDP	Ratio IDP/NN	Smoothing Factor	Theoretical Smoothing Factor
Goldtooth	54,372	0.0264	1.379	0.0245	2.413	1.074	0.572	0.621
Goldtooth HW	17,631	0.0097	0.595	0.0095	1.399	1.014	0.425	0.416
Briggs Main	50,699	0.0197	0.449	0.0195	0.814	1.010	0.552	0.684
BSU	26,767	0.0180	0.822	0.0178	1.272	1.010	0.646	0.623
North	17,755	0.0252	1.184	0.0244	1.668	1.032	0.710	0.756
All Zones	167,224	0.0211	1.164	0.0203	1.863	1.038	0.625	0.633

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Table 17-16 Comparison of the Resource Model to Reported Production by Deposit

Pit	Cutoff	Blasthole Model			Resource Model			%Difference (Resource- Model)
		Tons	Grade	oz Gold	Tons	Grade	oz Gold	Tons	Grade	oz Gold
Goldtooth	0.012	2,461,986	0.0380	93,454	2,427,364	0.038	93,185	-1.4%	1.1%	-0.3%
Briggs Main	0.013	14,870,961	0.0273	405,640	14,570,998	0.028	405,389	-2.0%	2.0%	-0.1%
BSU	0.013	4,382,689	0.0305	133,700	4,503,869	0.030	136,221	2.8%	-0.9%	1.9%
North Briggs	0.017	1,797,388	0.0492	88,495	1,796,943	0.050	89,182	0.0%	0.8%	0.8%
Total		23,513,025	0.0307	721,290	23,299,173	0.0311	723,977	-0.9%	1.3%	0.4%

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Table 17-17 Comparison of the Resource Model to Reported Production

Cutoff (oz Au/t)	Blasthole Model			Resource Model			Difference (Resource-Blasthole)
	Tons	Grade (oz Au/t)	oz Gold	Tons	Grade (oz Au/t)	oz Gold	Tons	Grade	oz Gold
0.005	38,049,588	0.022	845,080	33,420,794	0.024	815,255	-12.2%	9.8%	-3.5%
0.006	35,461,018	0.023	830,893	32,235,584	0.025	808,721	-9.1%	7.1%	-2.7%
0.007	33,191,078	0.025	816,179	30,956,621	0.026	800,412	-6.7%	5.1%	-1.9%
0.008	31,161,469	0.026	800,988	29,581,828	0.027	790,082	-5.1%	3.9%	-1.4%
0.009	29,328,713	0.027	785,446	28,204,066	0.028	778,382	-3.8%	3.1%	-0.9%
0.010	27,742,782	0.028	770,385	26,933,840	0.028	766,312	-2.9%	2.5%	-0.5%
0.011	26,282,576	0.029	755,050	25,668,209	0.029	753,036	-2.3%	2.1%	-0.3%
0.012	24,844,814	0.030	738,508	24,517,276	0.030	739,777	-1.3%	1.5%	0.2%
0.013	23,614,133	0.031	723,136	23,370,847	0.031	725,466	-1.0%	1.4%	0.3%
0.014	22,332,138	0.032	705,840	22,299,418	0.032	711,001	-0.1%	0.9%	0.7%
0.015	21,192,451	0.033	689,310	21,226,400	0.033	695,451	0.2%	0.7%	0.9%
0.016	20,049,694	0.033	671,590	20,185,278	0.034	679,321	0.7%	0.5%	1.2%
0.017	18,993,558	0.034	654,158	19,125,090	0.035	661,813	0.7%	0.5%	1.2%
0.018	17,943,048	0.035	635,780	18,060,683	0.036	643,190	0.7%	0.5%	1.2%
0.019	16,973,409	0.036	617,852	17,042,071	0.037	624,339	0.4%	0.6%	1.0%
0.020	15,997,898	0.037	598,842	16,097,281	0.038	605,919	0.6%	0.6%	1.2%
0.025	11,750,870	0.043	503,603	11,947,304	0.043	512,780	1.7%	0.1%	1.8%
0.030	8,492,362	0.049	414,384	8,716,141	0.049	424,373	2.6%	-0.2%	2.4%
0.035	6,093,871	0.055	336,746	6,307,448	0.055	346,529	3.5%	-0.6%	2.9%
0.040	4,462,638	0.062	275,739	4,627,567	0.061	283,799	3.7%	-0.7%	2.9%
0.050	2,489,328	0.075	187,911	2,633,978	0.074	195,169	5.8%	-1.8%	3.9%
0.100	368,469	0.138	50,815	316,515	0.135	42,763	-14.1%	-2.0%	-15.8%

17.10	Resource Classes
Resource classes were assigned to the resource model based on drill-hole spacing, as shown in Table 17-18.  The drill-hole spacing was estimated based on the kriging variance from a point kriging estimation run using flag variable and a zero-nugget, 0.5 slope, linear variogram.

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Table 17-18 Parameters for Resource Classification

Resource Class	Maximum Extrapolation (feet)	Maximum Drill Hole Spacing (feet)	Other
Measured	28	100	Search Volume 1 or 2
Indicated	56	200	Minimum 4 composites
Inferred	>56	>200

17.11	Resource Summary
Remaining resources are summarized for the Briggs Project in Table 17-19 and 17-20.

Table 17-19 Summary of Remaining Measured and Indicated Resource

Resource Class	Zone	Cutoff (oz Au/t)	Tons	Grade (oz Au/t)	ounces Gold
	Goldtooth	0.01	2,721,000	0.038	103,000
	Goldtooth HW	0.01	293,000	0.017	5,000
Measured	Main West	0.01	3,017,000	0.019	58,000
	Main East	0.01	2,155,000	0.026	57,000
	North	0.01	811,000	0.032	26,000
	Total	0.01	8,997,000	0.028	249,000
	Goldtooth	0.01	4,516,000	0.033	148,000
	Goldtooth HW	0.01	847,000	0.017	14,000
Indicated	Main West	0.01	2,670,000	0.018	49,000
	Main East	0.01	1,680,000	0.021	36,000
	North	0.01	1,977,000	0.028	55,000
	Total	0.01	11,691,000	0.026	301,000
	Goldtooth	0.01	7,238,000	0.035	251,000
	Goldtooth HW	0.01	1,140,000	0.017	19,000
Measured +	Main West	0.01	5,687,000	0.019	107,000
Indicated	Main East	0.01	3,835,000	0.024	92,000
	North	0.01	2,788,000	0.029	82,000
	Total	0.01	20,688,000	0.027	550,000

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Table 17-20 Summary of Remaining Inferred Resource

Resource Class	Zone	Cutoff (oz Au/t)	Tons	Grade (oz Au/t)	ounces Gold
Inferred	Goldtooth Goldtooth HW Main West Main East North	0.01 0.01 0.01 0.01 0.01	3,540,000 959,000 246,000 244,000 1,697,000	0.029 0.016 0.020 0.025 0.027	104,000 15,000 5,000 6,000 46,000
	Total	0.01	6,686,000	0.026	175,000

17.12	Mineral Reserves

17.12.1	Pit Limit Definition
Previous open pit mining at Briggs was performed with small to medium scale equipment consisting of 6.5 inch diameter blasthole drills, 14-cy front-end loaders and 100-ton off-highway haul trucks.  For the purposes of evaluating economic pit limits, mine operating cost projections were based on the use of this equipment fleet.

Analyses were conducted using the MineSight Lerchs-Grossmann (LG) algorithm to determine potentially economic pit limits.  Approximate costs and recoveries were developed as input to the LG pit optimization. These input parameters do not reflect the final costs and recoveries for the project but were used as the initial starting point for mine design.

Economic value was applied to measured and indicated category mineralization only as potential ore throughout the LG evaluations and mineable reserve estimates.  All inferred category mineralization was treated as waste.

A gold price of $750 per troy ounce was used as input to the LG runs.

Table 17-21 summarizes the input information used for pit limit definition.

The LG pit shell results provided guidance to the design of the ultimate pits and to establish the best extraction order for the mine life.

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Table 17-21 Pit Optimization Parameters

Parameter	Value
Gold Price	$750.00
Overall Gold Recovery	80%
Diesel Price $/gal	$4.00
Costs per Ounce
Freight, Insurance and Refining Cost $/oz	$2.50
California Gold Tax $/oz	$5.00
ADR Plant & Refinery $/oz	$10.81
Gold Price less Costs per ounce	$731.69
Mining Costs
Ore Mining	$1.27
Waste Mining	$1.30
Backfill/Alluvium Mining	$0.95
Variable Costs per ton
Leaching	$0.52
Crushing	$1.45
Power	$1.24
Assay	$0.19
Water	$0.01
Total Variable Costs	$3.41
Post Production Plant Costs (3 yrs)
Total Post Production Costs	$1,800,000
Total Tons Production	4,100,000
Post Production Cost per Ton	$0.44
Total Plant Cost	$3.85
Fixed Costs per Year
Site G&A	$1,750,000
Process Management	$912,000
Plant Management & General	$315,000
Total Fixed per Year	$2,977,000
Tons Processed per Year	1,400,000
Fixed Costs per Ton	$2.13
Slope Angles
All Material Excluding Backfill or Dump	54 degrees
Backfill or Dump	40 degrees

17.12.2	Mine Plan and Production Schedule

17.12.2.1	Pit and Phase Designs
An ultimate pit was designed for each of the three deposits: Briggs Main; BSU and Goldtooth.  The BSU pit was split into two phases with the initial phase mining four benches in the existing pit bottom.  The production schedule was developed from the ultimate pit designs and the initial phase of BSU.

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The design criteria for ultimate pits and phases are listed in Table 17-22.

Table 17-22 Pit Design Criteria

Bench height	20 ft
Nominal road width (including ditch & safety berm)	80 ft
Minimum road width (single lane near pit bottoms)	45 ft
Nominal in-pit road gradient	10%
Maximum road gradient (near pit bottoms)	12%
Minimum pushback width (in loader/truck areas)	100 ft
Dozer cut minimum width	25 ft
Rock Slopes: (triple benched)
Interramp slope angle	54º
Bench face angle	73º
Catch bench width (toe to crest)	25 ft
Backfill Slopes: (single benched)
Interramp slope angle	40º
Bench face angle	50º
Catch bench width (toe to crest)	7 ft

The interramp slope angles above were used by WLR Associates in the 2006 Mining Study and are based on existing interramp pit slopes in the Briggs Main, BSU and Goldtooth pits.  The existing pit walls show that the rock appears very competent and can support steep slope angles.

The pit designs are pit expansions around existing pits and were designed to accommodate the existing equipment fleet previously mentioned.

The design process included smoothing pit walls, eliminating or rounding significant noses and notches that may affect slope stability, and providing access to working faces by developing internal ramps.  Minimum working room was a major consideration given the narrow expansion widths around the existing pits. The $750 gold pit shell was used only as a guideline; substantial modifications were required to address access and working room considerations.

The final ultimate pits and material storage are illustrated in Figure 17-7.

17.12.2.2	Mine Production Schedule
The mine production schedule was developed to deliver the required ore tonnage to the crusher based on the crusher schedule provided by Atna.

The ultimate pit designs and the phase 1 design for the BSU pit were used as input to develop the mine production schedule.  Preproduction stripping starts in phase 2 of the BSU pit.  Initial ore production from BSU phase 1 is stockpiled prior to the startup of the crushing circuit.

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The internal cutoff grade of 0.0066 ounces per ton gold covers the costs of processing and G&A and excludes the mining cost.

The mine production schedule is summarized in Table 17-23 and is based on proven and probable reserves.  The schedule was developed on a monthly basis for the first year and a quarterly basis for the remaining years through the mine life.

Table 17-23 Mine Production Schedule

Item	Units	Year					Total
		2009	2010	2011	2012	2013
Ore Mined	Tons	1,644,854	3,040,278	2,659,285	3,099,980	2,020,879	12,465,276
Gold Grade	Ounces/Ton	0.0220	0.0192	0.0180	0.0207	0.0299	0.0214
Contained Gold	Ounces	36,205	58,243	47,901	64,290	60,425	267,064
Waste	Tons	3,500,907	6,603,971	6,755,639	6,293,285	4,109,426	27,263,228
Total	Tons	5,145,761	9,644,249	9,414,924	9,393,265	6,130,305	39,728,504
Strip Ratio	W:O	2.1	2.2	2.5	2.0	2.0	2.2

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Briggs North Dump
1470 Elevation
1560 Elevation
1650 Elevation
Briggs Main Pit
BSU Pit
Leach Pad Expansion Area
BSU In-Pit Backfill
South Dump Extension 1520 Elevation
Goldtooth Pit
1290 Elevation
Goldtooth South Dump 1300 Elevation
N

Figure 17-7 Briggs Mine Pit Expansion Layout

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17.12.2.3	Mineral Reserve Summary

Table 17-24 summarizes the mineral reserves by area at Briggs.  The mineral reserves were developed using an internal cutoff grade of 0.0066 ounces per ton gold.

Table 17-24 Briggs Mine Open Pit Mineral Reserves as of December 31, 2008

Area	Category	Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)
		Tons	Au Grade (opt)	Contained Au Ounces

Briggs Main	Proven	2,262,554	0.0176	39,744
	Probable	2,004,656	0.0162	32,481
	Sub-Total	4,267,210	0.0169	72,225

BSU	Proven	2,252,823	0.0239	53,842
	Probable	1,505,321	0.0190	28,582
	Sub-Total	3,758,145	0.0219	82,424

Gold Tooth	Proven	1,874,485	0.0287	53,717
	Probable	2,565,437	0.0229	58,698
	Sub-Total	4,439,922	0.0253	112,415

Total - All Areas	Proven	6,389,862	0.0231	147,303
	Probable	6,075,414	0.0197	119,762
	Grand Total	12,465,276	0.0214	267,064

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18	Other Relevant Data and Information
All additional relevant information regarding the Briggs project will be summarized in Section 23 which addresses additional requirements.

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19	Interpretation and Conclusions
Restarting the Briggs open pit gold mine is technically feasible and the project economics are favorable. In addition, exploration targets exist adjacent to the designed pits which, with additional drilling, may provide new sources of ore-grade material which may extend mine-life or enable an increase in annual production levels.

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20	Recommendations
CAM recommends that Atna have the pit slope design parameters evaluated by a consulting geotechnical engineer.

The overall recommendation is to proceed with the Briggs Mine restart plan given the current gold price outlook and favorable project economics.

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21	References

Albee, A.L., Labotka, T.C., Lamphere, M.A., and McDowell, S.D. (1981) Geologic Map of theTelescope Peak Quadrangle, California: United States Geological Survey Map GQ-1532.

Carew, Timothy, J., Reserva International LLC (2008) Technical Report - Briggs Mine Underground Project, prepared for Canyon Resources Corporation and Atna Resources Limited.

Cichanski, M. A. (1995) Tectonic Evolution of a Portion of the Southwestern Panamint Mountains, Death Valley Region, California, PhD dissertation, University of Southern California.

CR Briggs Engineering (1997-2004) Monthly Engineering Reports.

Crossland, A. (1995) The Hall Canyon Pluton: Implications for Pluton Emplacement and for the Mesozoic History of the West-Central Panamint Mountains, M.S. thesis, University of Southern California, Los Angeles, California, p. 90.

Fleshman, Bill (2006) BF-43-101.doc, Microsoft Word document on 2005-2006 drill programs at Briggs Mine.

Labotka, T.C., Albee, A.L., Lanphere, M.A., and McDowell, S.D. (1980) Stratigraphy, Structure, and Metamorphism in the Central Panamint Mountains, Telescope Peak Quadrangle, Death Valley Area, California: Geological Society of America Bulletin, v. 91, part 2, p. 843-933.

Lanphere, M.A., Wasserburg, G.J., Albee, A.L., and Tilton, G.R. (1964) Redistribution of Strontium and Rubidium Isotopes during Metamorphism, World Beater Complex, Panamint Range, California, in Craig, H., et al., eds., Isotopic and Cosmic Chemistry: Amsterdam, North Holland Publishing Company, p. 269-320.

Ludington, S. (2008) U.S. Geological Survey analytical results from 1995; personal communication.

McNamara, Thomas, M. (2008) NI 43-101 Mineral Reserve Technical Report on the Briggs Mine Project, Inyo County, California, USA, prepared for Atna Resources, Ltd., p 126.

Practical Mining LLC (2007) Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2006, prepared for CR Briggs Corporation.

Silver, L.T., McKinney, C.R., and Wright, L.A. (1962) Some Precambrian Ages in the Panamint Range, Death Valley, California (abstract): Geological Society of America Special Paper 68.

Taylor, John D. (2007) Interim Mineralized Material Estimate, Goldtooth Underground Zone, Briggs Mine, Inyo County, CA, prepared for Canyon Resources Corporation.

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Technical Report for the Briggs Project

Taylor, John D. (2007) Technical Report on the Briggs Mine Project, Inyo County, California, USA, prepared for Canyon Resources Corporation.

Western Services Engineering, Inc. (1993) The Briggs Gold Project, Ore Reserve Feasibility Study, prepared for Canyon Resources Corporation.

Zahony, S. (1983) Preliminary Report on the Geology of the Suitcase Mine Area, Panamint Range, Inyo County, CA, Meridian Land & Mineral Company consulting report.

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22	Date and Signature Page

This report titled “Technical Report for the Briggs Project” and dated March 30, 2009 was prepared by and signed by the author:

Dated at Lakewood, Colorado, USA Alan C. Noble, P.E.

March 30, 2009 Ore Reserves Engineering

This report titled “Technical Report for the Briggs Project” and dated March 30, 2009 was prepared by and signed by the author:

Dated at Lakewood, Colorado, USA Michael J. Read, SME (registered member 2651200)

March 30, 2009 Chlumsky, Armbrust & Meyer, LLC

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23	Additional Requirements for Development Properties and Production Properties
The Briggs Mine began operation in January 1996 and ceased mine production in April 2004. Sections 23.1.1 through 23.1.4 describe the operating practices that were used during this period. Sections 23.2 through 23.12 describe the economic evaluation of the Briggs Mine mineral reserves, operating costs, mine plan, cash flow model, and sensitivity analysis.

23.1	Previous Operations before 2008

23.1.1	Pre-2008 Mining
In 1997, the first full year of mining, a total of 9.3 million tons of material was mined. Production increased to a peak of 11.5 million tons in 2001.  Mine production came from three pits that are in close proximity to each other along the Panamint Range front – North Briggs, Main Briggs, and Gold Tooth. A final strip ratio for the open pit mining during this period was 2.2:1.

Benches 20 feet in height were drilled with rotary blasthole drills on a 15-foot square grid. The 6.75 inch diameter holes were drilled to a depth of 23 feet allowing 3 feet of subdrill to adequately break the toe. A 0.25-pound explosive charge of water gel (a booster) was attached to an 18-grain detonating cord down line and was lowered to the bottom of the hole. Once the hole had been primed, a pneumatic drill truck filled the holes with blasting agent composed of ammonium nitrate and fuel oil (ANFO).  Once the holes were loaded and backfilled with drill cuttings, the holes were connected together using nonelectric surface delay detonators.  A timed delay between firing of adjacent holes reduced the energy released at any one time and was necessary to minimize damage to the pit wall.  When the holes were “tied in”, a shock-tube line was laid out to a safe location. The blasting sequence commenced once the pit was cleared.

Loading was accomplished with 13-cubic yard capacity wheel loaders.  These loaders can load an 85-ton haul truck with four passes (buckets of rock) in less than two minutes.  A fleet of seven 85 ton (Caterpillar 777) haulage trucks transported ore to the crusher or leach pads. Waste material was transported to nearby overburden piles.

23.1.2	Pre-2008 Ore Control
Ore zone determination was accomplished by interpolation of the 15-foot spaced blasthole assay values. Samples were collected for each blasthole using a through-the-deck rocket sampler.  Approximately 5 pounds of drill cuttings were collected from each blasthole and were assayed for total gold using fire assay methods for most of the holes drilled.  Drill-hole locations were surveyed before blasting and were matched with the assay value.  The assay values were then plotted on bench maps, and the ore waste lines were interpreted manually. Polygons with minable shapes were drawn around the ore blocks that were then staked in the pit and mined appropriately.

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23.1.3	Pre-2008 Processing
The Briggs Mine used both crushing and run of mine heap leaching to recover the gold in the ore. The heap leach pads are double lined with total heap height reaching 180 feet, consisting of up to six 30-foot lifts or layers. Each layer is leached for an initial duration of about 90 days. Subsequent lifts are placed above these inactive ores and leached. The leach solution passing down through the resting ore will collect the residual gold along with the gold recovered through the primary leaching of the topmost ore heap.  Crushing was to 80% minus ¼-inch with recoveries of 72% to 84%. In 2002, the crusher circuit was deactivated. Recovery from the ROM material is estimated at 65%, but with improved total cost.

Leach solution is applied to ores using a matrix of drip-emitter tubing.  The emitter tubing distributes the leach solution evenly over the top of the heap. The emitters are spaced on 30-inch centers and buried at a depth of 18 inches to eliminate any ponding and to minimize evaporation. Typically, there are one million square feet under leach, for an application rate of between 0.003 and 0.004 gallons per minute per square foot.

The gold solutions draining from the heaps flow to the pregnant pond.  The pregnant pond is fitting with a floating cover to protect wildlife and also minimize solution evaporation.  From the pregnant pond the solution is pumped to two sets of up-flow 5-stage vertical carbon columns at a combined rate of 3,000 gallons per minute.  The columns each hold a total of 10 tons of carbon, 2 tons per stage, for a combined total of 20 tons.  The carbon adsorbs the gold from the leach solution.  As the carbon removes the gold from the pregnant solution, the solution becomes barren of gold (i.e., barren solution).  The barren solution is returned to the leach pads and then distributed over the heaped ore, continuing the leach solution cycle between the leach pad and the gold recovery carbon columns.  The carbon is removed from the top columns when the gold loading is between 60 and 80 oz Au per ton.

Gold is removed from the carbon using a pressurized hot cyanide-caustic strip solution process. The gold laden strip solution flows into electrowinning chambers where the gold is deposited on stainless steel mesh cathodes.  The strip solution is recycled to continue stripping gold from the carbon. The carbon transfer cycle links the gold recovery solution cycle to the production of gold doré. The gold deposits on stainless steel wire mesh as a "sludge." Periodically, the sludge is removed from the cathodes.  The sludge is dried, mixed with flux, and smelted into gold doré. The Briggs Mine refinery produces a typical doré of 70% gold and 20% silver.

23.1.4	Pre-2008 Reclamation
While the Briggs Mine was inactive, Canyon initiated portions of the formal closure and reclamation activities.  The closure and reclamation plan has been developed to comply with the California Code of Regulations, Bureau of Land Management guidelines, the Conditional Use Permit Requirements with Inyo County, and the Surface Mining and Reclamation Act. Closure and reclamation at the Briggs Mine will be performed for complete decommission of the associated mining facilities, and to enhance a self-supporting ecosystem that will provide for the post-mine land uses of wildlife habitat, mineral exploration, and recreation.  The plan has been developed to achieve the following objectives:

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1.	Ensure public safety, reduce or eliminate adverse environmental impacts, and provide visual compatibility with the surrounding landscape;

2.	Return site areas to be reclaimed, such as plant and administration areas, to a condition similar to that which existed prior to commencement of mining activities;

3.	Reestablish a stable environment that will support a diverse, self-sustaining vegetation community consistent with the land use objectives; and

4.           Minimize off-site impacts by controlling infiltration, erosion, and sedimentation.

Some of the reclamation activities that have been completed include recontouring, topsoil placement, broadcast seeding of the north and south waste rock sites, scarifying and broadcast seeding of compacted surfaces to encourage plant growth, and minimizing waste rock disposal sites by dumping waste in mined areas of the open pits.  In addition, the top 3–4 benches of the Heap Leach Pad have been smoothed to the stipulated 3H: 1V slope angle, which leaves only the bottom 2 benches to be smoothed once final drain down is accomplished.

23.2	Mining and Processing

23.2.1	Mining Operations

The mine operation at Briggs is planned as a conventional open pit hard rock mine.  The mine is planned to operate initially with one crew, 10 hours per shift and four days per week.  Operations will ramp up to two crews in March 2009 and three crews in January 2010.

Mining at Brigs will utilize the following standard techniques.

•	Blasthole drilling will be accomplished with large rotary blasthole rigs with 6.5-inch holes and blasting is planned with conventional ANFO.
•	Ore control will be accomplished based on assay of the blasthole cuttings.
•	Loading will be with front-end loaders (CAT 992 class) mining on a 20-foot bench.
•	Haulage is planned with 85-ton to 100-ton (CAT 777 class) trucks.

Material will be hauled to one of the following destinations:

•	Ore to the primary crusher stockpile
•	Direct ore to the primary crusher
•	Waste to one of six waste storage areas.

The major equipment estimated for the feasibility study is summarized in Table 23-1.

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Table 23-1 Major Mine Equipment

Description	Make	# of Units
Blasthole Drill	45,000 lb pull down	2
Front-end Loader	CAT 992 class	2
Haul Trucks	CAT 777 class 85-100 ton	5
Track Dozer	CAT D10R class	2
Motor Grader	CAT 16G class	2
Water Truck	CAT 773 class	1

23.2.2	Processing
Ore processing at the Briggs Mine consists of:

•	Ore crushing, three stage, close circuit
•	Conveying and stacking ore on a new leach pad
•	Leaching mined and crushed ore
•	Recovery of gold from leach solutions in the carbon plant
•	Operation of an assay/metallurgical lab
•	Production of process water and mine dust control water

All of the facilities required for processing currently exist at the site.

Ore from the pit is crushed to 1/4" size in a three-stage closed circuit crushing plant. Operating capacity of the crushing and conveying system is 640 tons per hour; annual crusher capacity is over 3,500,000 tons per annum. The crusher will initially operate 80 hours per week in 2009 to crush ore at a rate of 1,700,000 tons per annum. A third operating shift will be added to increase operating time to 120 hours per week in 2010 to 2013 to increase ore crushing to a 2.7 million tons per annum rate. To maintain recoveries in the 80 percent plus range, all ore will need to be crushed to 60 percent to 80 percent passing at minus ¼ inch. Substantial rehabilitation work has been performed on the crushing plant and the crusher is in good working condition.

Briggs will operate a conventional heap leaching facility. The original Briggs mining permit allowed the construction of 13 leach pad cells. Eight cells were actually constructed and used. A new leach pad expansion has been completed totaling 1,000,000 square feet of expansion with a capacity for seven million tons of ore at a capital cost of $3.2 million. An additional $3.2 million in capital has been added to the economic model for the periods of fourth quarter 2010 and the first quarter of 2011 for construction of the remaining 1,000,000 square feet of new leach pad to bring total capacity to 14 million tons of crushed ore. A system of fixed and mobile conveyors transports and stacks ore on the permanent, dedicated leach pad. Ore is stacked in lifts 30 feet high to a total height of 190 feet.

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Technical Report for the Briggs Project

Crushed ore is leached using a dilute solution of cyanide which is distributed over the heap by a drip irrigation system. The leach solution pumping system is designed to deliver 3,000 gallons per minute to the heap, but will be operated at a rate of 1,000 gallons per minute. The solution percolates through the heap, dissolving gold, and then flows to storage ponds or tank through a leachate collection and recovery system (LCRS) installed over the impermeable pad liner. Gold extraction totaling plus 80 percent recovery occurs during a 365 day leach cycle comprising four quarters. Gold extraction as a percentage of final recovery is 78 percent in the first quarter, 14 percent in the second quarter, five percent in the third quarter, and three percent in the fourth quarter. Leaching extends past the five-year crushing and stacking period with gold production planned over a six-year period.

Gold-bearing pregnant solution from the heaps is processed in a carbon plant for gold recovery. The pregnant solution, typically containing ~0.025 ounces gold per ton, is processed through a five-stage carbon adsorption circuit (one redundant stage may be removed) at the rate of 1,000 gallons per minute (gpm). This plant has an overall capacity of around 3,000 gpm if additional capacity is required. Gold from solution is adsorbed on carbon and is subsequently desorbed in a pressure stripping circuit. An electrowinning operation recovers gold from the stripping solution. Electrowinning sludge from cathodes is smelted to produce doré bullion. The Briggs Mine refinery typically produces a doré of 70 percent gold and 28 percent silver. Gold production over the planned five-year leaching period is 213,438 ounces from the open pit.

A lab installed adjacent to the process plant site performs fire assays and solution assays in support of mining and processing operations and water analysis to support environmental monitoring.

Staffing for the process department, including crushing, conveying, leaching, gold recovery, and lab, comprises a total of 36 employees.

Table 23-2 presents the annual production and cumulative metal recovery.

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Table 23-2 Briggs Production Schedule

Item	Units	Year						Total
		2009	2010	2011	2012	2013	2014
Ore Mined	Tons	1,644,854	3,040,278	2,659,285	3,099,980	2,020,879		12,465,276
Gold Grade	Ounces/Ton	0.0220	0.0192	0.0180	0.0207	0.0299		0.0214
Contained Gold	Ounces	36,205	58,243	47,901	64,290	60,425		267,064
Waste	Tons	3,500,907	6,603,971	6,755,639	6,293,285	4,109,426		27,263,228
Total	Tons	5,145,761	9,644,249	9,414,924	9,393,265	6,130,305		39,728,504
Strip Ratio	W:O	2.1	2.2	2.5	2.0	2.0

Ore Crushed	Tons	1,644,854	2,694,814	2,793,087	2,793,087	2,539,434		12,465,276
Gold Grade	Ounces/Ton	0.0219	0.0188	0.0184	0.0209	0.0278		0.0214
Contained Gold Crushed	Ounces	36,087	50,707	51,372	58,333	70,566		267,064

Gold Recovered	Ounces	23,684	39,103	42,074	45,252	52,784	10,754	213,651
Silver Recovered	Ounces	6,631	10,949	11,781	12,671	14,780	3,011	59,822

Payable Gold	Ounces	23,660	39,064	42,032	45,207	52,731	10,743	213,438
Payable Silver	Ounces	6,625	10,938	11,769	12,658	14,765	3,008	59,763

Pre-stripping activities at Briggs commenced in November 2008 and ore mining and stockpiling commenced in January 2009. Crushing operations are expected to commence in March 2009 and first gold production is expected in late April 2009. The crushing plant will operate through 2013 and residual leach operations will continue for an additional year.

23.3	Infrastructure
The Briggs Mine generates its own power from a power plant containing three 1.1 MW Cat diesel generator units. All of these units have been newly rebuilt. This 3.3 MW diesel generator station and electrical distribution system is capable of providing the required power. Under the new operating plan, only two of these units will be required to power operations and a third unit will be maintained for standby and start-up operation. Power is generated at 4,160 volts and distributed through a system of underground, direct burial cables. The estimated cost for power, including leasing charges, fuel, and

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Technical Report for the Briggs Project

maintenance costs, averages $0.22 per kWh over the life of the project.  This relatively high unit cost largely results from the high cost of diesel fuel.

Fresh water for the mining and processing operations is provided by two wells installed near the western boundary of the leach pad and plant site. The wells are capable of supplying as much as 600 gallons per minute (PW1: 200 gpm; PW2: 400 gpm). Water from the wells is stored in a make-up pond, for the leaching system, or in a head tank, for dust suppression and general mine use. The groundwater in the Panamint Valley is poor quality, with a high level of dissolved solids, especially sodium chloride. Provisions were included in the installation of the wells to cope with the expected corrosive nature of the water. A small water treatment plant combining reverse osmosis and ultraviolet radiation technology provides potable water for use in other areas requiring better water. Bottled water is purchased for drinking.

Communication is accomplished through a satellite system.

Heavy equipment mechanical support is available in the town of Ridgecrest with a population of about 25,000, where most of the operation’s employees reside. It is also available from major supply centers in Las Vegas, Nevada and Los Angeles, and Bakersfield, California, all located within a four hour driving distance.

23.4	Environmental Considerations
Significant reclamation work from prior disturbance has been completed at Briggs including the regrading and reseeding of waste dumps with exceptional success because of higher than average rainfall in the spring of 2005. New mining will impact some areas of previously reclaimed waste dumps. In those impacted areas, topsoil is being salvaged and returned to the topsoil stockpile. Clay from the clay borrow area was mined to construct the new leach pad and further mining is expected for the construction of the additional leach pad expansion commencing in 2010. This area had previously been reclaimed and will require future reclamation. In addition, the top three - four benches of the existing heap leach pad have been re-graded to the prescribed 3H:1V slope.

Increased capital costs for the purchase of new mining units versus the purchase of used units have been included as well as capital for early engine component change-outs.  This increased cost is necessary to meet the stringent California diesel emission standards through the life of the mine.

Future reclamation work includes regrading and top soil placement of the waste dumps, heap leach pad, and clay borrow areas. Facility, pond and internal road removal will also be required. Drain-down of the heap leach pad and evaporation of process waters will require the recirculation of water and eventual construction of an evaporation pond and drain. The remaining cost to complete existing or current reclamation is shown in Table 23-3.

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Table 23-3 Reclamation Expenditure Summary

Work Area	Cost Center

Waste Dump Re-grade	$416,800
Topsoil & Seed	$347,700
Leach Pad	$689,400
Facilities Teardown	$690,000
Clay Borrow	$235,000
Power Generation	$631,200
Water Evaporation	$653,000
General and Administrative	$446,900

Total Cost	$4,110,000

The above costs are included in the economic model and cover final life of mine closure requirements.

The cost of water evaporation is currently carried in project economics as an operating cost during the 12 month residual rinse period, but would be a credit to asset retirement obligations as water volumes decline in this period. It is estimated that this scope of work will maintain compliance with local, state, and federal agencies. All facilities and equipment in operable condition will be salvaged. Salvage value has not been included in project economics, but reclamation costs have been included.

All federal, state and local permits at the Briggs mine are current and operations are underway.  Modification to the existing Briggs reclamation plan will be required to allow mining of the Goldtooth South pushback area and placement of waste rock material at a new waste dump located adjacent to the Goldtooth South pit area. This area, estimated to cover approximately 75 acres is located within the mine permit boundary.  An additional $365,000 has been added to the economic model to cover the bonding of the new disturbance area. A summary of Bonds amounts currently in place are shown in Table 23-4

Table 23-4 Existing Reclamation Bond Summary

Bond Description	Bond Amount

Inyo County - CD	$31,090
Inyo County - CD	$135,000
Surety Bond	$144,000
Surety Bond	$3,030,000
Surety Bond	$1,010,000

Total	$4,350,090

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23.5	Manning
Manning levels to reach full production are shown in Table 23-5.   Hourly manpower is expected to be recruited from local communities and supplemented with experienced personnel when required. A total of 45 personnel are currently employed at the site and recruitment of additional personnel is underway

Table 23-5 Operating Manning Levels

Department	Hourly	Salaried	Total
Mine Operations	53	9	62
Mine Maintenance	10		10
Processing	33	3	36
G&A		10	10
Total	96	22	118

23.6	Operating Costs
Historic operating costs to produce an ounce of gold can be seen in Table 23-6.

Table 23-6 Briggs Open Pit Mine Production Cost History by Year

Year	Open Pit Tons	Open Pit Oz Au/t	OP Ozs Mined	UG Tons	UG Ozs Au/t	UG Ozs Mined	Total Tons	Total Mined	Ounces Produced	Cost $/oz Au
1996	814,800	0.043	34,680						3,414	$1,362
1997	2,845,300	0.033	93,202						66,768	$367
1998	3,577,600	0.029	102,840						80,316	$302
1999	5,183,100	0.025	129,493						86,669	$286
2000	4,118,859	0.024	98,838						86,621	$274
2001	3,685,800	0.035	127,380	21,700	0.193	4,180			96,141	$256
2002	1,837,900	0.036	65,930	89,700	0.187	16,800			57,058	$315
2003	837,300	0.040	33,450						36,645	$380
2004	575,913	0047	27,058						29,662	$281
2005									9,289	$215
2006									2,020	$515
Total	23,476,572	0.0306	712,870	111,400	0.1883	20,980	23,587,972	733,850	554,603	$306

Open pit mine operating costs were projected by month and quarter over the four year mine plan based on detailed cost estimated by cost center are shown in Table 23-7. A diesel price of $1.90/gallon is used in cost estimating.

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Table 23-7 Briggs Open Pit Mining Costs by Function ($/Ton Mined)

Item	2009	2010	2011	2012	2013	Total
Drilling	0.18	0.16	0.12	0.16	0.17	0.16
Blasting	0.21	0.18	0.14	0.18	0.20	0.18
Loading	0.15	0.14	0.14	0.14	0.14	0.14
Hauling	0.25	0.27	0.27	0.24	0.25	0.26
Roads & Dumps	0.17	0.11	0.11	0.10	0.13	0.12
General Mine	0.11	0.06	0.07	0.06	0.08	0.07
General Maintenance	0.01	0.01	0.01	0.01	0.01	0.01
Supervision & Technical	0.15	0.09	0.09	0.09	0.13	0.10
Fuel Cost Adjustment	-	-	-	-	-	-
Total Mining	1.22	1.03	0.96	0.99	1.12	1.05

The process plant operating cost shown in Table 23-8 was based on detailed projections for labor, supplies and power and current unit cost by function.  Power costs are based on a diesel price of $1.90/gallon.

Table 23-8 Briggs Process Costs by Function

Plant & Leach - $/Ton Ore

	2009	2010	2011	2012	2013	Total

Crushing	1.82	1.48	1.57	1.48	1.65	1.62
Process Plant	0.73	0.61	0.59	0.62	0.82	0.78
Leach Pad	0.85	0.80	0.79	0.79	0.87	0.88
Assay Lab	0.20	0.15	0.15	0.15	0.16	0.17
Power Generation	0.62	0.52	0.57	0.57	0.64	0.71

Total Plant & Leach	4.22	3.56	3.68	3.61	4.13	4.17

General and administrative (G&A) operating cost was projected based on detailed budget level cost estimates.  The major components were salaries and wages (37%), insurance (25%), and taxes and fees (13%).  The G&A costs are shown in Table 23-9.

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Table 23-9 Briggs General & Administrative Costs by Function

	2009	2010	2011	2012	2013	Total
Administration	0.79	0.46	0.45	0.45	0.54	0.62
Environmental	0.07	0.04	0.04	0.04	0.05	0.07
Light Vehicles	0.05	0.03	0.03	0.03	0.03	0.04
Warehouse	0.11	0.08	0.08	0.08	0.09	0.10

Total Administration	1.03	0.61	0.60	0.60	0.72	0.82

23.7	Taxes and Royalties
Taxes include California state gold tax at $5.00 per gold ounce and local property tax at $250,000 per year.  Federal and State income taxes are offset by significant existing tax loss carry forwards for CR Briggs and Canyon resources Corporation, the primary US subsidiary for Atna Resources.  There are no other royalties on the Briggs project for the planned production areas.

23.8	Contracts
Briggs Mine has entered into a contract with Johnson Matthey Incorporated located in Salt Lake City, Utah for refining of gold dore produced at Briggs under industry standard terms. All operations other than standard supplier maintenance services will be performed by employees of CR Briggs. CR Briggs does not engage in forward sales or hedging contracts.  These operations are conducted at the parent company level, where contract are entered into for price protection purposes on an as justified basis and for limited periods.  Other supply contracts are within industry norms.

23.9	Capital Cost
Capital expenditures include the lease or purchase of mobile equipment, replacement purchases, and the repair of existing equipment as shown in Table 23-10. All leases are capitalized and the payment schedule is included in the capital table. The mobile equipment purchase strategy is to minimize upfront capital expenditures by securing three year lease/purchase agreements from equipment dealers. In some cases, the equipment has been purchased directly. This mobile equipment includes a water truck, two blasthole drills, one 998G front-end loader, one 100 ton haul truck, one 15 yard loader, one fuel/lube truck, light vehicles, and one man lift.

Included in the costs shown are costs for crusher repairs (including conveyor belt replacements) including all contract and employee labor, materials, and freight. The largest upfront capital expenditure will be $3.2 million for the expanded leach pad including site preparing, two additional lined cells, and solution collection and distribution systems. Other minor upfront capital expenditures include light vehicles, computers, and first fills.

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Items that require immediate repair and or replacement during the pre-production period include: buildings, process plant, refinery, lab, air emission systems, maintenance shop, generators, general electrical, PLC systems, crusher bag-house, conveyor belts, mobile equipment, and the crushing plant.

Sustaining capital includes a second leach pad expansion, the purchase of one additional 100-ton truck, small vehicles, conveyor extensions and component replacement including early engine change-out required to meet California diesel emission standards.

Table 23-10 Briggs Life of Mine Capital Expenditures

	2008	2009	2010	2011	2012	2013	2014	Total

Process Plant		122,495	25,000	200,000				347,495
Environmental		18,000						18,000
Generating Plant		347,500						347,500
Crushing Plant		659,702	450,000	150,000				1,259,702
Leach Pad		961,200	1,920,000	1,280,000				4,161,200
Mining Fleet - Capital Repairs		115,692						115,692
Mining Equipment - Purchase/Lease		4,299,759	3,018,678	422,164				7,740,601
Fleet Component Replacements		209,160	494,811	839,352	809,000	408,000		2,760,323
Small Vehicle Purchase/Lease		50,306	55,587	60,287	62,140	54,500	9,500	292,321
Miscellaneous & First Fills		712,065						712,065
2008 Capital	5,923,875							5,923,875

Total	5,923,875	7,495,878	5,964,076	2,951,803	871,140	462,500	9,500	23,678,773

23.10	Metal Price
The gold price has increased significantly during the past several years.  Figure 23-1below shows the monthly average gold price as well as trailing average prices for the last three years based on London fixed pricing.  Based on London fixed pricing, the 2009 average monthly gold price to February 28 was $899.90 per ounce and the trailing three year average as of February 28, 2009 was $742.95 per ounce.  This report evaluated the Briggs project economics using a gold price of $750 per ounce.  At a gold price of $587 per ounce the Briggs mine generates a breakeven net cash flow including the recapture of all capital expenditures.

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Figure 23-1 Gold Price (London Fixed) – Monthly Average and 36-Month Trailing Average

23.11	Economic Analysis

Briggs Mine economics are favorable at gold prices significantly below the current gold market price.  Total life-of-mine net cash flow, including closure costs, totals $36 million at a $750 gold price. Payback of capital investment, including approximately $5.9 million sunk in 2008, occurs in the first quarter of 2011.  Expenditures made in 2008 represent sunk costs and are not shown in the cash flow model, although this amount is captured in the accounting based cost of goods sold and is reflected in the full cash cost shown.

Site cash cost of operation (C1) is $465 per ounce; while total cash cost (C2) is $468 per ounce. The difference between C1 and C2 reflects only those cost associated with the California Gold tax of $5.00 per ounce, offsite refining, transportation and insurance estimated at $1.53 per ounce, offset by silver revenue credits based on a silver price of $10.0 per ounce. Full costs (C3) are $587 per ounce and account for total site cost (C2) plus the recapture of all capital investment including site closure cost.

At a $750 gold price, the CR Briggs mine project returns a net cash flow of $35.7 million and produces an internal rate of return (IRR) of 109%, not including sunk capital of $5.9 million. Net present value of the cash flow is $28.8 million using a 5% discount rate.  Annual net cash flow is shown below in Table 23-11.

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Table 23-11 Briggs Mine Project Cash Flow

23.12	Sensitivity Analysis and Risk
Table 23-12 displays the sensitivity of open pit only case net cash flow to changes in gold price. The chart demonstrates the sensitivity of this project to gold price and the expected economic results at various gold prices using the existing mine plan and cutoff grade.  This analysis shows that the project has is sensitive to changes in gold price.

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Table 23-12 Economic Sensitivity to changes in Gold Price

Gold
Price	IRR	NPV @ 5% Discount	Net Cash Flow
$500	n/a	($16,338,700)	($17,572,048)
$600	10%	$1,741,253	$3,771,728
$700	67%	$19,821,207	$25,115,504
$750	109%	$28,861,184	$35,787,391
$800	174%	$37,901,161	$46,459,279
$900	654%	$55,981,115	$67,803,055
$1,000	n/a	$74,061,068	$89,146,831

The project economic model was tested by varying both operating and capital costs as well as gold recovery.  The result show that project cash flow is relatively insensitive to changes in both operating and capital costs, but it is sensitive to changes in gold recovery. Project cash flow is impacted by approximately $1.6 million for every one percent change in gold recovery. These results are shown in Figure 23-2.

Figure 23-2 Total Cash Flow Sensitivity Chart

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24	Certificate of Authors
Alan C. Noble
Ore Reserves Engineering
Lakewood, Colorado 80215 USA
Telephone: 303-237-8271 Fax: 303-237-4533
Email: anoble@ore-reserves.com

CERTIFICATE OF AUTHOR

As the primary author of the report entitled “Technical Report for the Briggs Project”, dated March 30, 2009 (the “Technical Report”) and prepared for Atna Resources, Ltd., I, Alan C. Noble, P.E. do hereby certify that:

1.           I am a self employed Mining Engineer doing business as:

Ore Reserves Engineering
12254 Applewood Knolls Drive
Lakewood, Colorado 80215 USA

2.	I graduated from the Colorado School of Mines, Golden, CO with a Bachelor of Science in Mining Engineering in 1970.

3.	I am a Registered Professional Engineer in the State of Colorado, USA, PE 26122. In addition, I am a Member of the Society of Mining, Metallurgy, and Exploration (SME).

4.
I have practiced my profession as a mining engineer continuously since graduation for a total of 39 years.  During that time I worked on mineral resource estimates and mine planning for over 135 mineral deposits, of which 75 were gold deposits.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101") and certify that by reason of my education, registration of a professional engineer, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for preparation of the resource estimates (Section 17).

7.	I have had prior involvement with the property that is the subject of the Technical Report. This prior involvement included a resource review of the Goldtooth deposit in 2001.

8.	I visited the property on January 13, 2009.

9.
As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

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Technical Report for the Briggs Project

10.	I am independent of the issuer applying all of the tests of section 1.5 of NI 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.

12.
I consent to the filing of the Technical Report with stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th Day of March, 2009
___________________________________
signed, Alan C. Noble, PE 26122.

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Technical Report for the Briggs Project

Michael J. Read
Chlumsky, Armbrust & Meyer, LLC
Lakewood, Colorado 80215 USA
Telephone: 303-716-1617 Fax: 303-716-3386
Email: mread@cam-llc.com

CERTIFICATE OF AUTHOR

As author of the report entitled “Technical Report for the Briggs Project”, dated March 30, 2009 (the “Technical Report”) and prepared for Atna Resources, Ltd., I, Michael J. Read, do hereby certify that:

1.           I am a Mining Engineer and am employed by:

Chlumsky, Armbrust & Meyer, LLC
12600 W. Colfax Ave.
Lakewood, CO 80215

2.	I graduated from the Colorado School of Mines, Golden, CO with a Bachelor of Science in Mining Engineering in 1984.

3.	I am Registered Member #2651200 of the Society of Mining, Metallurgy, and Exploration (SME).

4.	I have practiced my profession as a mining engineer continuously since graduation for a total of 24 years. I have worked on mining projects in over 15 countries.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am the primary author for Section 23 and the Mineral Reserves portion of Section 17. I have reviewed and contributed to other sections of the report.

7.	I visited the Briggs property on March 10, 2009.

8.
As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.	I am independent of the issuer applying all of the tests of section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and that form.

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Technical Report for the Briggs Project

11.
I consent to the filing of the Technical Report with stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th Day of March, 2009

___________________________________
signed, Michael J. Read, SME # 2651200.

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APPENDIX A

List of Claims

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Technical Report for the Briggs Project

Claim Name	BLM Serial	Location Date	Claim Name	BLM Serial	Location Date
Argonaut 1	1725	7/1/1948	Cecil 17	285142	1/23/2006
Argonaut 2	1724	7/1/1948	Cecil 18	285143	1/23/2006
Argonaut 3	1725	7/1/1948	Cecil 19	285144	1/23/2006
Argonaut 4	1728	7/1/1948	Cecil 20	285145	1/23/2006
Argonaut 5	1727	7/1/1948	Cecil 21	285146	1/23/2006
Argonaut 6	1729	7/1/1948	Cecil 22	285147	1/23/2006
Argonaut 7	1730	7/1/1948	Cecil 23	285148	1/23/2006
Argonaut 8	1731	7/1/1948	Cecil 24	285149	1/23/2006
Argonaut 9	1744	2/10/1974	Cecil 25	285150	1/23/2006
Argonaut 10	1732	2/26/1949	Cecil 26	285151	1/23/2006
Argonaut 11	1743	11/2/1969	Cecil 27	285152	1/24/2006
Argonaut 12	1742	11/2/1969	Cecil 28	285153	1/24/2006
Argonaut 13	1734	11/2/1969	Cecil 29	285154	1/24/2006
Argonaut 14	1735	11/2/1969	Cecil 30	285155	1/24/2006
Argonaut 15	1741	10/22/1969	Cecil 31	285156	1/24/2006
Argonaut 16	1740	11/10/1970	Cecil 32	285157	1/24/2006
Argonaut 17	1739	11/11/1970	Cecil 33	285158	1/24/2006
Argonaut 18	1738	11/11/1970	Cecil 34	285159	1/24/2006
Argonaut 19	1737	11/12/1970	Cecil 35	285160	1/24/2006
Argonaut 20	1736	11/14/1970	Cecil 36	285161	1/24/2006
Briggs 1	246346	6/1/1991	Cecil 37	285162	1/24/2006
Briggs 2	246347	6/1/1991	Cecil 38	285163	1/24/2006
Briggs 3	246348	6/1/1991	Cecil 39	285164	1/24/2006
Briggs 4	246349	6/1/1991	Cecil R #1	38478	9/22/1969
Briggs 5	246350	6/1/1991	Cecil R #2	38479	9/22/1969
Briggs 6	246351	6/1/1991	MK 5	168017	5/5/1985
Cecil 1	285126	1/21/2006	MK 6	168018	5/5/1985
Cecil 2	285127	1/21/2006	MK 7	168019	5/5/1985
Cecil 3	285128	1/21/2006	MK 8	224950	4/7/1989
Cecil 4	285129	1/22/2006	MK 10	224952	4/7/1989
Cecil 5	285130	1/22/2006	MK 11	224953	4/7/1989
Cecil 6	285131	1/22/2006	MK 12	224954	4/7/1989
Cecil 7	285132	1/22/2006	MK 13	224955	4/7/1989
Cecil 8	285133	1/22/2006	MK 14	224956	4/7/1989
Cecil 9	285134	1/22/2006	MP 1	285111	1/23/2006
Cecil 10	285135	1/22/2006	MP 2	285112	1/23/2006
Cecil 11	285136	1/22/2006	MP 3	285113	1/23/2006
Cecil 12	285137	1/22/2006	MP 4	285114	1/23/2006
Cecil 13	285138	1/22/2006	MP 5	285115	1/23/2006
Cecil 14	285139	1/22/2006	MP 6	285116	1/23/2006
Cecil 15	285140	1/22/2006	MP 7	285117	1/22/2006
Cecil 16	285141	1/23/2006	MP 8	285118	1/22/2006

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

Claim Name	BLM Serial	Location Date	Claim Name	BLM Serial	Location Date
MP 9	285119	1/20/2006	PAN 113	33625	6/8/1979
MP 10	285120	1/20/2006	PAN 114	33626	6/8/1979
MP 11	285121	1/20/2006	PAN 118	33630	6/14/1979
MP 12	285122	1/20/2006	PAN 119	33631	6/14/1979
PAN 9	28364	4/20/1979	PAN 120	33632	6/14/1979
PAN 10	28365	4/20/1979	PAN 121	33633	6/14/1979
PAN 11	28366	4/20/1979	PAN 123	33634	6/14/1979
PAN 12	28367	4/20/1979	PAN 122	33635	6/14/1979
PAN 13	28368	4/20/1979	PN 1	220106	1/4/1989
PAN 14	28369	4/20/1979	PN 2	220107	1/4/1989
PAN 15	28370	4/20/1979	PN 3	220108	1/4/1989
PAN 16	28371	4/20/1979	PN 4	220109	1/4/1989
PAN 17	28372	4/21/1979	PN 5	220110	1/4/1989
PAN 18	28373	4/21/1979	PN 6	220111	1/4/1989
PAN 19	28374	4/21/1979	PN 7	220112	1/4/1989
PAN 20	28375	4/21/1979	PN 8	220113	1/4/1989
PAN 21	28376	4/21/1979	PN 9	220114	1/4/1989
PAN 22	28377	4/21/1979	PN 10	220115	1/4/1989
PAN 26	28381	4/21/1979	PN 11	220116	1/4/1989
PAN 27	28382	4/21/1979	PN 12	220117	1/4/1989
PAN 28	28383	4/21/1979	PN 13	220118	1/4/1989
PAN 29	28384	4/21/1979	PN 43	220148	1/16/1989
PAN 30	28385	4/21/1979	PN 44	220149	1/16/1989
PAN 31	28386	4/21/1979	PN 45	220150	1/16/1989
PAN 32	28387	4/21/1979	PN 46	220151	1/16/1989
PAN 35	28390	4/22/1979	PN 47	220152	1/16/1989
PAN 37	28392	4/22/1979	PN 154	225768	4/1/1989
PAN 38	28393	4/22/1979	PN 155	225769	4/1/1989
PAN 46	28395	4/22/1979	PN 156	225770	4/1/1989
PAN 47	28396	4/22/1979	PN-157	225771	4/1/1989
PAN 101	33613	6/8/1979	PN 158	225772	4/1/1989
PAN 102	33614	6/8/1979	PN 182	225796	4/1/1989
PAN 103	33615	6/8/1979	PN 183	225797	4/1/1989
PAN 104	33616	6/8/1979	PN 184	225798	4/1/1989
PAN 105	33617	6/8/1979	PN 185	225799	4/1/1989
PAN 106	33618	6/8/1979	PN 258	225872	4/15/1989
PAN 107	33619	6/8/1979	PN 259	225873	4/15/1989
PAN 108	33620	6/8/1979	PN 260	225874	4/15/1989
PAN 109	33621	6/8/1979	PN 261	225875	4/15/1989
PAN 110	33622	6/8/1979	PN 262	225876	4/15/1989
PAN 111	33623	6/8/1979	PN 284	225898	5/20/1989
PAN 112	33624	6/8/1979	PN 285	225899	5/20/1989

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

Claim Name	BLM Serial	Location Date	Claim Name	BLM Serial	Location Date
PN 286	225900	5/20/1989	STC 23	286885	9/22/2006
PN 431	225956	5/1/1989	STC 24	286886	9/22/2006
PN 432	225957	5/1/1989	STC 25	286887	9/22/2006
PN 439	225964	5/1/1989	STC 26	286888	9/22/2006
Red 85	279993	5/3/2002	STC 27	286889	9/22/2006
Red 86	279994	5/3/2002	STC 28	286890	9/22/2006
Red 87	279995	5/3/2002	STC 29	286891	9/22/2006
Red 88	279996	5/3/2002	STC 30	286892	9/22/2006
Red 99	279997	5/3/2002	STC 31	286893	9/22/2006
Red 100	279998	5/3/2002	STC 32	286894	9/22/2006
Red 101	279999	5/3/2002	STC 33	286895	9/22/2006
Red 102	280000	5/3/2002	STC 34	286896	9/22/2006
RTL 9	289661	12/8/2007	STC 35	286897	9/22/2006
RTL 10	289662	12/8/2007	STC 36	286898	9/22/2006
RTL 11	289663	12/8/2007	STC 37	286899	9/22/2006
RTL 12	289664	12/8/2007	STC 38	286900	9/22/2006
RTL 13	289665	12/10/2007	Suitcase 1	279991	4/27/2002
RTL 15	289666	12/10/2007	Suitcase 2	279992	5/4/2002
RTL 14	289667	12/10/2007	WTL 1	38477	7/18/1974
RTL 16	289668	12/10/2007	WTL 2	38476	7/18/1974
STC 1	286863	9/21/2006	WTL 3	38475	7/18/1974
STC 2	286864	9/21/2006	WTL 4	38474	7/18/1974
STC 3	286865	9/21/2006	WTL 5	38473	7/18/1974
STC 4	286866	9/21/2006	WTL 6	164557	1/24/1985
STC 5	286867	9/21/2006	WTL 7	164558	1/24/1985
STC 6	286868	9/21/2006	WTL 8	164559	1/24/1985
STC 7	286869	9/21/2006	WTL 9	164560	1/24/1985
STC 8	286870	9/21/2006	WTL 10	164561	1/24/1985
STC 9	286871	9/21/2006	WTL 11	164562	1/24/1985
STC 10	286872	9/21/2006	WTL 12	164563	1/24/1985
STC 11	286873	9/21/2006	WTL 13	164564	1/24/1985
STC 12	286874	9/21/2006	WTL 14	164565	1/24/1985
STC 13	286875	9/21/2006	WTL 22	164573	1/24/1985
STC 14	286876	9/21/2006	WTL 23	164574	1/24/1985
STC 15	286877	9/22/2006	WTL 24	38466	7/19/1974
STC 16	286878	9/22/2006	WTL 25	38465	7/19/1974
STC 17	286879	9/22/2006	WTL 26	38464	7/19/1974
STC 18	286880	9/22/2006	WTL 27	38463	7/19/1974
STC 19	286881	9/21/2006	WTL 28	38462	7/19/1974
STC 20	286882	9/21/2006	WTL 29	164575	1/24/1985
STC 21	286883	9/21/2006	WTL 30	164576	1/24/1985
STC 22	286884	9/21/2006	WTL 32	164578	1/24/1985

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

Claim Name	BLM Serial	Location Date	Claim Name	BLM Serial	Location Date
WTL 34	164580	1/24/1985	PN Millsite 14	220168	1/7/1989
PN Millsite 1	220155	1/7/1989	PN Millsite 15	220169	1/7/1989
PN Millsite 2	220156	1/7/1989
PN Millsite 3	220157	1/7/1989	Total Federal Lode Mining Claims		252
PN Millsite 4	220158	1/7/1989	Total Federal Millsite Claims		15
PN Millsite 5	220159	1/7/1989
PN Millsite 6	220160	1/7/1989	Patented Mining Claims
PN Millsite 7	220161	1/7/1989	Claim name	Mineral Survey Number	Patented Date
PN Millsite 8	220162	1/7/1989	Scotchman Millsite	MS4556A	4/17/1911
PN Millsite 9	220163	1/7/1989	Comet	MS4556B	4/17/1911
PN Millsite 10	220164	1/7/1989	Shooting Star	MS4556B	4/17/1911
PN Millsite 11	220165	1/7/1989
PN Millsite 12	220166	1/7/1989	Total Patented Claims		3
PN Millsite 13	220167	1/7/1989

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

APPENDIX B

  Variogram Plots

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

APPENDIX C

Significant Drill Hole Intersections

(True Thickness is Indeterminate)

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT	BHID	FROM	TO	LENGTH	AU_OPT
BN001	120.0	145.0	25.0	0.017	BN059	335.0	395.0	60.0	0.060
BN002	145.0	165.0	20.0	0.023	BN061	170.0	190.0	20.0	0.014
BN005	75.0	100.0	25.0	0.022	BN061	295.0	385.0	90.0	0.023
BN006	155.0	185.0	30.0	0.056	BN062	185.0	205.0	20.0	0.014
BN007	120.0	180.0	60.0	0.106	BN062	360.0	425.0	65.0	0.019
BN008	10.0	30.0	20.0	0.012	BN064	440.0	475.0	35.0	0.049
BN008	195.0	305.0	110.0	0.045	BN067	300.0	320.0	20.0	0.028
BN009	295.0	315.0	20.0	0.018	BN068	140.0	225.0	85.0	0.106
BN010	240.0	335.0	95.0	0.034	BN070	60.0	110.0	50.0	0.031
BN011	265.0	290.0	25.0	0.045	BN072	45.0	95.0	50.0	0.015
BN012	40.0	60.0	20.0	0.025	BN072	150.0	170.0	20.0	0.036
BN012	210.0	280.0	70.0	0.080	BN073	90.0	145.0	55.0	0.099
BN013	180.0	225.0	45.0	0.166	BN074	150.0	170.0	20.0	0.132
BN014	110.0	160.0	50.0	0.096	BN077	395.0	420.0	25.0	0.159
BN015	160.0	230.0	70.0	0.032	BN078	55.0	75.0	20.0	0.036
BN016	120.0	185.0	65.0	0.092	BN080	160.0	180.0	20.0	0.016
BN017	275.0	345.0	70.0	0.053	BN080	265.0	360.0	95.0	0.013
BN018	335.0	355.0	20.0	0.140	BN081	290.0	365.0	75.0	0.015
BN019	210.0	300.0	90.0	0.109	BN082	260.0	280.0	20.0	0.014
BN020	80.0	100.0	20.0	0.013	BN084	250.0	270.0	20.0	0.018
BN021	245.0	280.0	35.0	0.058	BN084	315.0	350.0	35.0	0.025
BN022	300.0	330.0	30.0	0.256	BN085	185.0	225.0	40.0	0.022
BN023	35.0	55.0	20.0	0.010	BN085	345.0	400.0	55.0	0.047
BN025	160.0	230.0	70.0	0.038	BN086	335.0	360.0	25.0	0.056
BN026	265.0	300.0	35.0	0.021	BN088	330.0	395.0	65.0	0.120
BN027	335.0	355.0	20.0	0.014	BN089	180.0	280.0	100.0	0.047
BN028	285.0	305.0	20.0	0.141	BN090	180.0	250.0	70.0	0.089
BN029	275.0	295.0	20.0	0.021	BN094	260.0	330.0	70.0	0.021
BN030	90.0	110.0	20.0	0.025	BN095	285.0	305.0	20.0	0.051
BN030	385.0	405.0	20.0	0.051	BN096	375.0	410.0	35.0	0.044
BN032	10.0	30.0	20.0	0.013	BN099	205.0	225.0	20.0	0.011
BN033	290.0	310.0	20.0	0.036	BN101	375.0	400.0	25.0	0.059
BN036	80.0	110.0	30.0	0.011	BN102	60.0	80.0	20.0	0.011
BN038	210.0	230.0	20.0	0.029	BN103	105.0	125.0	20.0	0.032
BN039	255.0	275.0	20.0	0.012	BN106	50.0	70.0	20.0	0.016
BN040	110.0	130.0	20.0	0.024	BN107	135.0	160.0	25.0	0.017
BN040	260.0	280.0	20.0	0.037	BN108	70.0	90.0	20.0	0.031
BN041	95.0	115.0	20.0	0.017	BU08-1	85.0	115.0	30.0	0.024
BN043	65.0	85.0	20.0	0.041	BU08-1	280.0	450.0	170.0	0.012
BN044	40.0	105.0	65.0	0.114	BU08-2	70.0	100.0	30.0	0.019
BN045	140.0	165.0	25.0	0.031	BU08-2	305.0	460.0	155.0	0.060
BN049	150.0	170.0	20.0	0.015	BU08-3	0.0	20.0	20.0	0.060
BN051	90.0	155.0	65.0	0.049	BU08-3	105.0	130.0	25.0	0.042
BN052	60.0	130.0	70.0	0.039	BU08-3	205.0	225.0	20.0	0.010
BN053	75.0	105.0	30.0	0.019	BU08-3	325.0	370.0	45.0	0.013
BN054	115.0	135.0	20.0	0.052	BU08-4	15.0	200.0	185.0	0.029
BN056	120.0	160.0	40.0	0.039	BU08-4	420.0	440.0	20.0	0.021
BN058	285.0	365.0	80.0	0.101	BU08-4	510.0	555.0	45.0	0.015

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT	BHID	FROM	TO	LENGTH	AU_OPT
BU08-5	0.0	25.0	25.0	0.032	GT041	120.0	150.0	30.0	0.056
BU08-5	485.0	520.0	35.0	0.060	GT042	130.0	155.0	25.0	0.025
GT001	20.0	70.0	50.0	0.048	GT043	40.0	70.0	30.0	0.018
GT002	30.0	50.0	20.0	0.019	GT044	70.0	125.0	55.0	0.029
GT003	5.0	65.0	60.0	0.016	GT045	85.0	170.0	85.0	0.016
GT005	30.0	80.0	50.0	0.071	GT046	255.0	275.0	20.0	0.154
GT006	115.0	135.0	20.0	0.019	GT047	0.0	20.0	20.0	0.010
GT006	215.0	235.0	20.0	0.012	GT047	170.0	230.0	60.0	0.031
GT008	0.0	30.0	30.0	0.031	GT048	205.0	255.0	50.0	0.024
GT012	20.0	40.0	20.0	0.012	GT049	85.0	115.0	30.0	0.011
GT012	425.0	445.0	20.0	0.040	GT049A	145.0	165.0	20.0	0.013
GT013	105.0	140.0	35.0	0.017	GT050	55.0	165.0	110.0	0.022
GT013	270.0	410.0	140.0	0.019	GT052	95.0	130.0	35.0	0.021
GT014	135.0	290.0	155.0	0.015	GT054	85.0	105.0	20.0	0.050
GT015	140.0	210.0	70.0	0.014	GT057	90.0	120.0	30.0	0.010
GT015	265.0	355.0	90.0	0.019	GT059	60.0	85.0	25.0	0.020
GT016	215.0	330.0	115.0	0.014	GT05-01	500.0	533.0	33.0	0.022
GT017	355.0	385.0	30.0	0.036	GT064	145.0	215.0	70.0	0.021
GT018	0.0	25.0	25.0	0.016	GT065	165.0	200.0	35.0	0.100
GT018	105.0	140.0	35.0	0.026	GT066	30.0	50.0	20.0	0.010
GT018	190.0	250.0	60.0	0.012	GT067	25.0	55.0	30.0	0.015
GT018	295.0	325.0	30.0	0.040	GT067	130.0	190.0	60.0	0.011
GT019	0.0	20.0	20.0	0.023	GT067	240.0	270.0	30.0	0.030
GT019	185.0	220.0	35.0	0.013	GT068	80.0	100.0	20.0	0.015
GT019	385.0	425.0	40.0	0.044	GT068	315.0	360.0	45.0	0.015
GT020	5.0	70.0	65.0	0.011	GT069	65.0	125.0	60.0	0.026
GT020	130.0	310.0	180.0	0.018	GT069	185.0	205.0	20.0	0.022
GT021	60.0	190.0	130.0	0.031	GT070	10.0	30.0	20.0	0.013
GT022	40.0	195.0	155.0	0.024	GT071	15.0	50.0	35.0	0.036
GT023	0.0	20.0	20.0	0.011	GT072	35.0	55.0	20.0	0.011
GT023	80.0	130.0	50.0	0.022	GT074	75.0	100.0	25.0	0.010
GT023	260.0	360.0	100.0	0.026	GT079	25.0	60.0	35.0	0.019
GT024	245.0	350.0	105.0	0.051	GT080	25.0	45.0	20.0	0.013
GT026	55.0	135.0	80.0	0.046	GT080	230.0	310.0	80.0	0.024
GT027	385.0	450.0	65.0	0.055	GT081	80.0	200.0	120.0	0.034
GT029	20.0	80.0	60.0	0.019	GT082	85.0	105.0	20.0	0.015
GT030	35.0	60.0	25.0	0.018	GT082	200.0	240.0	40.0	0.036
GT032	30.0	50.0	20.0	0.024	GT082A	65.0	85.0	20.0	0.014
GT033	0.0	200.0	200.0	0.043	GT082A	220.0	280.0	60.0	0.099
GT034	10.0	75.0	65.0	0.032	GT083	160.0	180.0	20.0	0.030
GT035	75.0	115.0	40.0	0.013	GT084	75.0	165.0	90.0	0.025
GT036	65.0	135.0	70.0	0.020	GT085	10.0	30.0	20.0	0.022
GT036	255.0	275.0	20.0	0.057	GT085	95.0	170.0	75.0	0.064
GT037	185.0	255.0	70.0	0.017	GT086	10.0	110.0	100.0	0.100
GT038	80.0	155.0	75.0	0.019	GT087	0.0	75.0	75.0	0.065
GT039	120.0	155.0	35.0	0.100	GT088	0.0	100.0	100.0	0.083
GT040	115.0	145.0	30.0	0.012	GT090	200.0	220.0	20.0	0.015
GT040	215.0	235.0	20.0	0.095	GT090	385.0	405.0	20.0	0.025

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT	BHID	FROM	TO	LENGTH	AU_OPT
GT091	90.0	120.0	30.0	0.015	GT114	140.0	190.0	50.0	0.116
GT091	240.0	350.0	110.0	0.089	GT115	5.0	120.0	115.0	0.022
GT092	95.0	190.0	95.0	0.014	GT115	240.0	395.0	155.0	0.035
GT092	260.0	395.0	135.0	0.073	GT116	75.0	95.0	20.0	0.016
GT093	190.0	310.0	120.0	0.028	GT116	155.0	260.0	105.0	0.011
GT094	5.0	30.0	25.0	0.025	GT117	50.0	195.0	145.0	0.018
GT095	310.0	340.0	30.0	0.039	GT117	280.0	345.0	65.0	0.038
GT096	50.0	70.0	20.0	0.035	MW4	5.0	30.0	25.0	0.030
GT096	160.0	180.0	20.0	0.015	MW4	265.0	445.0	180.0	0.021
GT096	240.0	260.0	20.0	0.093	MW4	715.0	765.0	50.0	0.013
GT097	280.0	300.0	20.0	0.025	PNC1	85.0	450.0	365.0	0.033
GT098	15.0	35.0	20.0	0.019	PNC10	10.0	85.0	75.0	0.055
GT098	145.0	270.0	125.0	0.029	PNC10	155.0	340.0	185.0	0.029
GT099	60.0	80.0	20.0	0.015	PNC11	165.0	430.0	265.0	0.023
GT099	230.0	305.0	75.0	0.018	PNC12	45.0	295.0	250.0	0.023
GT100	75.0	135.0	60.0	0.012	PNC12	345.0	400.0	55.0	0.025
GT100	275.0	345.0	70.0	0.017	PNC13	30.0	335.0	305.0	0.031
GT101	220.0	260.0	40.0	0.033	PNC14	65.0	420.0	355.0	0.022
GT101	335.0	370.0	35.0	0.032	PNC15	45.0	350.0	305.0	0.026
GT102	10.0	30.0	20.0	0.015	PNC16	30.0	205.0	175.0	0.022
GT102	110.0	135.0	25.0	0.027	PNC16	285.0	340.0	55.0	0.018
GT102	320.0	340.0	20.0	0.014	PNC17	15.0	340.0	325.0	0.032
GT102	420.0	475.0	55.0	0.028	PNC2	5.0	388.0	383.0	0.030
GT103	10.0	90.0	80.0	0.013	PNC3	35.0	375.0	340.0	0.044
GT103	300.0	320.0	20.0	0.017	PNC4	125.0	260.0	135.0	0.030
GT103	400.0	420.0	20.0	0.050	PNC5	120.0	200.0	80.0	0.019
GT104	45.0	145.0	100.0	0.019	PNC6	50.0	160.0	110.0	0.053
GT104	190.0	340.0	150.0	0.148	PNC7	60.0	95.0	35.0	0.017
GT105	10.0	40.0	30.0	0.033	PNC8	30.0	130.0	100.0	0.021
GT105	170.0	240.0	70.0	0.043	PNC9	35.0	310.0	275.0	0.025
GT106	30.0	120.0	90.0	0.063	PN001	35.0	55.0	20.0	0.021
GT106	175.0	240.0	65.0	0.075	PN002	85.0	120.0	35.0	0.032
GT107	5.0	40.0	35.0	0.011	PN002	190.0	210.0	20.0	0.011
GT107	90.0	115.0	25.0	0.054	PN002	375.0	395.0	20.0	0.012
GT107	160.0	220.0	60.0	0.041	PN002	455.0	500.0	45.0	0.024
GT108	85.0	135.0	50.0	0.023	PN003	140.0	450.0	310.0	0.024
GT108	185.0	320.0	135.0	0.052	PN004	25.0	100.0	75.0	0.058
GT109	10.0	35.0	25.0	0.055	PN005	100.0	185.0	85.0	0.034
GT109	130.0	150.0	20.0	0.018	PN005	260.0	280.0	20.0	0.024
GT109	220.0	400.0	180.0	0.031	PN006	5.0	95.0	90.0	0.015
GT110	5.0	85.0	80.0	0.030	PN007	10.0	120.0	110.0	0.039
GT110	225.0	280.0	55.0	0.044	PN008	0.0	90.0	90.0	0.016
GT111	80.0	110.0	30.0	0.024	PN008	140.0	165.0	25.0	0.011
GT111	185.0	210.0	25.0	0.013	PN009	0.0	10.0	10.0	0.010
GT112	95.0	115.0	20.0	0.051	PN009	10.0	100.0	90.0	0.057
GT112	230.0	275.0	45.0	0.014	PN010	0.0	170.0	170.0	0.047
GT113	70.0	95.0	25.0	0.013	PN011	65.0	85.0	20.0	0.018
GT113	170.0	210.0	40.0	0.015	PN012	50.0	75.0	25.0	0.015

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT	BHID	FROM	TO	LENGTH	AU_OPT
PN012	130.0	185.0	55.0	0.020	PN045	25.0	340.0	315.0	0.027
PN012	275.0	400.0	125.0	0.030	PN046	85.0	425.0	340.0	0.028
PN014	125.0	215.0	90.0	0.017	PN047	150.0	215.0	65.0	0.025
PN014	340.0	400.0	60.0	0.034	PN048	125.0	155.0	30.0	0.012
PN015	45.0	110.0	65.0	0.013	PN049	170.0	190.0	20.0	0.081
PN015	200.0	220.0	20.0	0.035	PN051	25.0	210.0	185.0	0.031
PN016	130.0	190.0	60.0	0.048	PN052	115.0	165.0	50.0	0.057
PN016	310.0	330.0	20.0	0.025	PN056	110.0	140.0	30.0	0.031
PN017	40.0	135.0	95.0	0.019	PN057	20.0	95.0	75.0	0.039
PN018	40.0	275.0	235.0	0.021	PN058	75.0	95.0	20.0	0.031
PN019	50.0	105.0	55.0	0.013	PN058	175.0	410.0	235.0	0.020
PN019	165.0	225.0	60.0	0.012	PN060	0.0	130.0	130.0	0.026
PN020	155.0	185.0	30.0	0.011	PN061	70.0	185.0	115.0	0.022
PN021	25.0	105.0	80.0	0.015	PN062	80.0	135.0	55.0	0.042
PN023	35.0	160.0	125.0	0.022	PN062	205.0	260.0	55.0	0.026
PN024	175.0	235.0	60.0	0.014	PN063	75.0	95.0	20.0	0.010
PN024	315.0	335.0	20.0	0.022	PN063	150.0	305.0	155.0	0.034
PN025	55.0	95.0	40.0	0.018	PN064	50.0	360.0	310.0	0.020
PN025	150.0	190.0	40.0	0.035	PN065	20.0	325.0	305.0	0.033
PN025	270.0	290.0	20.0	0.013	PN066	0.0	395.0	395.0	0.041
PN026	70.0	145.0	75.0	0.021	PN067	0.0	375.0	375.0	0.031
PN026	255.0	275.0	20.0	0.020	PN068	0.0	295.0	295.0	0.029
PN027	35.0	350.0	315.0	0.025	PN069	20.0	310.0	290.0	0.050
PN028	10.0	100.0	90.0	0.036	PN070	25.0	305.0	280.0	0.033
PN028	150.0	190.0	40.0	0.058	PN071	60.0	130.0	70.0	0.021
PN029	55.0	370.0	315.0	0.033	PN071	180.0	225.0	45.0	0.027
PN030	0.0	150.0	150.0	0.018	PN072	115.0	220.0	105.0	0.024
PN031	10.0	335.0	325.0	0.037	PN073	50.0	70.0	20.0	0.010
PN032	20.0	150.0	130.0	0.050	PN073	130.0	185.0	55.0	0.024
PN032	195.0	230.0	35.0	0.061	PN074	40.0	200.0	160.0	0.042
PN033	45.0	65.0	20.0	0.011	PN075	100.0	230.0	130.0	0.031
PN033	130.0	205.0	75.0	0.011	PN075	275.0	295.0	20.0	0.053
PN034	0.0	30.0	30.0	0.036	PN076	50.0	210.0	160.0	0.035
PN034	75.0	145.0	70.0	0.027	PN076	270.0	295.0	25.0	0.013
PN035	0.0	20.0	20.0	0.036	PN077	45.0	215.0	170.0	0.024
PN035	95.0	115.0	20.0	0.026	PN078	55.0	145.0	90.0	0.015
PN036	5.0	170.0	165.0	0.032	PN079	65.0	155.0	90.0	0.031
PN037	125.0	320.0	195.0	0.022	PN079	225.0	285.0	60.0	0.019
PN038	105.0	125.0	20.0	0.012	PN080	45.0	120.0	75.0	0.018
PN038	170.0	190.0	20.0	0.010	PN080	200.0	235.0	35.0	0.019
PN039	10.0	35.0	25.0	0.020	PN081	20.0	100.0	80.0	0.025
PN039	85.0	220.0	135.0	0.058	PN081	225.0	320.0	95.0	0.021
PN040	85.0	215.0	130.0	0.026	PN082	0.0	100.0	100.0	0.019
PN041	5.0	175.0	170.0	0.027	PN082	145.0	375.0	230.0	0.029
PN041	220.0	355.0	135.0	0.030	PN083	25.0	205.0	180.0	0.047
PN042	10.0	360.0	350.0	0.044	PN084	150.0	185.0	35.0	0.037
PN043	40.0	150.0	110.0	0.017	PN085	50.0	270.0	220.0	0.016
PN044	125.0	205.0	80.0	0.023	PN086	0.0	220.0	220.0	0.013

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT	BHID	FROM	TO	LENGTH	AU_OPT
PN086	265.0	390.0	125.0	0.017	PN120	40.0	100.0	60.0	0.022
PN087	80.0	345.0	265.0	0.039	PN120	250.0	335.0	85.0	0.030
PN088	55.0	305.0	250.0	0.031	PN121	85.0	105.0	20.0	0.021
PN089	45.0	90.0	45.0	0.019	PN121	185.0	210.0	25.0	0.034
PN089	210.0	320.0	110.0	0.023	PN121	305.0	345.0	40.0	0.010
PN090	160.0	180.0	20.0	0.010	PN122	40.0	65.0	25.0	0.015
PN091	10.0	45.0	35.0	0.013	PN122	145.0	425.0	280.0	0.026
PN092	0.0	60.0	60.0	0.069	PN123	10.0	375.0	365.0	0.031
PN092	105.0	145.0	40.0	0.011	PN124	45.0	330.0	285.0	0.026
PN093	0.0	40.0	40.0	0.033	PN125	55.0	335.0	280.0	0.024
PN094	125.0	195.0	70.0	0.064	PN126	140.0	205.0	65.0	0.038
PN094	260.0	285.0	25.0	0.021	PN128	175.0	215.0	40.0	0.025
PN094	335.0	420.0	85.0	0.012	PN130	0.0	365.0	365.0	0.033
PN095	100.0	210.0	110.0	0.025	PN131	50.0	210.0	160.0	0.041
PN095	285.0	305.0	20.0	0.013	PN132	185.0	230.0	45.0	0.043
PN096	165.0	185.0	20.0	0.014	PN133	40.0	80.0	40.0	0.022
PN096	235.0	270.0	35.0	0.017	PN133	195.0	215.0	20.0	0.025
PN097	40.0	90.0	50.0	0.022	PN134	130.0	215.0	85.0	0.056
PN097	180.0	200.0	20.0	0.036	PN135	85.0	105.0	20.0	0.013
PN098	5.0	35.0	30.0	0.044	PN135	205.0	285.0	80.0	0.014
PN099	10.0	75.0	65.0	0.040	PN136	55.0	315.0	260.0	0.027
PN100	0.0	80.0	80.0	0.018	PN137	0.0	405.0	405.0	0.031
PN101	15.0	85.0	70.0	0.041	PN138	0.0	345.0	345.0	0.039
PN102	35.0	55.0	20.0	0.035	PN139	0.0	30.0	30.0	0.027
PN102	100.0	130.0	30.0	0.052	PN139	180.0	240.0	60.0	0.013
PN102	240.0	290.0	50.0	0.031	PN140	20.0	385.0	365.0	0.027
PN103	165.0	210.0	45.0	0.030	PN141	45.0	80.0	35.0	0.046
PN103	270.0	325.0	55.0	0.033	PN141	200.0	265.0	65.0	0.012
PN104	40.0	60.0	20.0	0.023	PN141	320.0	340.0	20.0	0.010
PN104	105.0	195.0	90.0	0.020	PN142	65.0	100.0	35.0	0.032
PN105	40.0	190.0	150.0	0.025	PN142	215.0	260.0	45.0	0.013
PN106	30.0	120.0	90.0	0.050	PN143	65.0	115.0	50.0	0.031
PN107	20.0	135.0	115.0	0.053	PN143	160.0	270.0	110.0	0.020
PN108	60.0	225.0	165.0	0.044	PN144	55.0	75.0	20.0	0.027
PN108	285.0	305.0	20.0	0.018	PN144	165.0	255.0	90.0	0.043
PN109	20.0	335.0	315.0	0.025	PN145	35.0	65.0	30.0	0.018
PN110	85.0	450.0	365.0	0.024	PN146	95.0	195.0	100.0	0.020
PN111	40.0	165.0	125.0	0.042	PN146	270.0	290.0	20.0	0.015
PN112	5.0	190.0	185.0	0.014	PN147	215.0	235.0	20.0	0.014
PN113	0.0	20.0	20.0	0.016	PN148	20.0	100.0	80.0	0.040
PN114	65.0	425.0	360.0	0.030	PN148	175.0	320.0	145.0	0.025
PN115	60.0	430.0	370.0	0.027	PN149	20.0	40.0	20.0	0.012
PN116	5.0	410.0	405.0	0.025	PN149	165.0	200.0	35.0	0.034
PN117	0.0	20.0	20.0	0.012	PN151	40.0	95.0	55.0	0.022
PN117	190.0	390.0	200.0	0.032	PN151	165.0	225.0	60.0	0.031
PN118	75.0	285.0	210.0	0.022	PN152	35.0	105.0	70.0	0.043
PN119	0.0	20.0	20.0	0.019	PN152	160.0	200.0	40.0	0.032
PN119	130.0	270.0	140.0	0.047	PN152	250.0	330.0	80.0	0.016

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT	BHID	FROM	TO	LENGTH	AU_OPT
PN153	45.0	65.0	20.0	0.015	PN189	205.0	510.0	305.0	0.020
PN153	215.0	285.0	70.0	0.017	PN190	220.0	325.0	105.0	0.019
PN154	70.0	160.0	90.0	0.014	PN190	410.0	475.0	65.0	0.018
PN154	335.0	355.0	20.0	0.027	PN191	60.0	95.0	35.0	0.012
PN155	0.0	20.0	20.0	0.011	PN191	240.0	260.0	20.0	0.016
PN155	95.0	325.0	230.0	0.024	PN191	315.0	370.0	55.0	0.012
PN156	175.0	310.0	135.0	0.050	PN192	65.0	85.0	20.0	0.023
PN158	15.0	45.0	30.0	0.033	PN192	170.0	190.0	20.0	0.012
PN159	15.0	130.0	115.0	0.013	PN192	250.0	275.0	25.0	0.012
PN160	30.0	85.0	55.0	0.019	PN193	320.0	465.0	145.0	0.011
PN160	230.0	465.0	235.0	0.020	PN194	380.0	410.0	30.0	0.013
PN161	125.0	150.0	25.0	0.011	PN198	45.0	85.0	40.0	0.022
PN161	250.0	420.0	170.0	0.020	PN198	155.0	175.0	20.0	0.020
PN162	185.0	280.0	95.0	0.032	PN198	280.0	500.0	220.0	0.015
PN162	325.0	345.0	20.0	0.015	PN199	20.0	40.0	20.0	0.012
PN163	155.0	320.0	165.0	0.017	PN199	175.0	205.0	30.0	0.121
PN164	140.0	345.0	205.0	0.018	PN199	290.0	330.0	40.0	0.030
PN165	40.0	60.0	20.0	0.013	PN200	75.0	390.0	315.0	0.029
PN166	55.0	230.0	175.0	0.035	PN201	80.0	335.0	255.0	0.025
PN166	355.0	375.0	20.0	0.024	PN202	145.0	245.0	100.0	0.026
PN167	0.0	420.0	420.0	0.035	PN203A	105.0	295.0	190.0	0.037
PN168	75.0	95.0	20.0	0.012	PN204	225.0	345.0	120.0	0.033
PN169	120.0	175.0	55.0	0.049	PN204	405.0	430.0	25.0	0.017
PN169	310.0	330.0	20.0	0.012	PN205	400.0	420.0	20.0	0.014
PN172	30.0	90.0	60.0	0.029	PN206	525.0	555.0	30.0	0.036
PN172	140.0	185.0	45.0	0.047	PN207	105.0	215.0	110.0	0.021
PN172	255.0	375.0	120.0	0.034	PN207	265.0	310.0	45.0	0.026
PN173	25.0	225.0	200.0	0.022	PN208	310.0	335.0	25.0	0.036
PN173	275.0	370.0	95.0	0.027	PN208	485.0	505.0	20.0	0.012
PN174	0.0	395.0	395.0	0.023	PN209	405.0	425.0	20.0	0.020
PN175	25.0	375.0	350.0	0.015	PN209	510.0	560.0	50.0	0.018
PN176	5.0	445.0	440.0	0.030	PN210	25.0	45.0	20.0	0.027
PN177	25.0	375.0	350.0	0.028	PN210	215.0	245.0	30.0	0.017
PN178	50.0	390.0	340.0	0.029	PN210	395.0	415.0	20.0	0.013
PN179	35.0	395.0	360.0	0.027	PN211	10.0	140.0	130.0	0.030
PN180	95.0	400.0	305.0	0.019	PN212	125.0	155.0	30.0	0.251
PN181	95.0	175.0	80.0	0.027	PN213	215.0	285.0	70.0	0.050
PN183	0.0	45.0	45.0	0.020	PN213	335.0	390.0	55.0	0.016
PN183	135.0	315.0	180.0	0.015	PN214	115.0	135.0	20.0	0.012
PN183	365.0	395.0	30.0	0.013	PN214	190.0	210.0	20.0	0.014
PN184	0.0	20.0	20.0	0.014	PN216	145.0	165.0	20.0	0.011
PN184	160.0	515.0	355.0	0.018	PN217	25.0	45.0	20.0	0.021
PN185	10.0	40.0	30.0	0.010	PN217	310.0	465.0	155.0	0.017
PN185	115.0	420.0	305.0	0.019	PN220	40.0	135.0	95.0	0.040
PN186	40.0	75.0	35.0	0.017	PN221	35.0	205.0	170.0	0.011
PN186	140.0	190.0	50.0	0.025	PN226	5.0	75.0	70.0	0.010
PN187	0.0	155.0	155.0	0.019	PN227	430.0	475.0	45.0	0.013
PN188	80.0	235.0	155.0	0.022	PN228	135.0	235.0	100.0	0.022

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT	BHID	FROM	TO	LENGTH	AU_OPT
PN229	155.0	245.0	90.0	0.030	PN282	710.0	735.0	25.0	0.013
PN230	130.0	160.0	30.0	0.116	PN283	35.0	60.0	25.0	0.036
PN233	140.0	165.0	25.0	0.039	PN283	105.0	125.0	20.0	0.041
PN235	435.0	455.0	20.0	0.011	PN283	305.0	325.0	20.0	0.029
PN236	0.0	20.0	20.0	0.016	PN284	150.0	170.0	20.0	0.011
PN236	275.0	295.0	20.0	0.021	PN284	220.0	355.0	135.0	0.013
PN237	450.0	470.0	20.0	0.011	PN285	0.0	20.0	20.0	0.014
PN256	15.0	440.0	425.0	0.020	PN286	0.0	100.0	100.0	0.017
PN256	520.0	685.0	165.0	0.013	PN286	245.0	265.0	20.0	0.013
PN256	760.0	785.0	25.0	0.013	PN286	335.0	355.0	20.0	0.013
PN257	140.0	160.0	20.0	0.033	PN287	240.0	260.0	20.0	0.013
PN257	275.0	295.0	20.0	0.011	PN288	25.0	150.0	125.0	0.043
PN258	145.0	175.0	30.0	0.028	PN289	95.0	295.0	200.0	0.046
PN259	95.0	150.0	55.0	0.013	PN290	140.0	230.0	90.0	0.027
PN259	390.0	420.0	30.0	0.015	PN292	5.0	30.0	25.0	0.082
PN260	40.0	60.0	20.0	0.017	PN292	180.0	205.0	25.0	0.017
PN261	85.0	120.0	35.0	0.210	PN293	80.0	100.0	20.0	0.019
PN262	25.0	405.0	380.0	0.028	PN294	50.0	70.0	20.0	0.013
PN262	530.0	600.0	70.0	0.021	PN294	175.0	260.0	85.0	0.017
PN262	650.0	725.0	75.0	0.019	PN294	315.0	365.0	50.0	0.011
PN263	115.0	135.0	20.0	0.023	PN295	40.0	85.0	45.0	0.024
PN264	30.0	55.0	25.0	0.037	PN295	245.0	270.0	25.0	0.030
PN265	65.0	95.0	30.0	0.014	PN295	325.0	345.0	20.0	0.053
PN266	175.0	200.0	25.0	0.019	PN296	10.0	35.0	25.0	0.029
PN266	290.0	310.0	20.0	0.016	PN297	0.0	65.0	65.0	0.047
PN267	5.0	140.0	135.0	0.030	PN298	25.0	80.0	55.0	0.048
PN267A	10.0	330.0	320.0	0.038	PN299	40.0	60.0	20.0	0.016
PN267A	660.0	680.0	20.0	0.015	PN299	310.0	395.0	85.0	0.034
PN268	105.0	190.0	85.0	0.056	PN301	10.0	30.0	20.0	0.022
PN268	300.0	325.0	25.0	0.017	PN302	30.0	50.0	20.0	0.039
PN269	160.0	180.0	20.0	0.017	PN302	120.0	150.0	30.0	0.048
PN269	225.0	245.0	20.0	0.011	PN303	195.0	270.0	75.0	0.014
PN269	290.0	345.0	55.0	0.036	PN303A	135.0	335.0	200.0	0.017
PN270	275.0	350.0	75.0	0.013	PN304	15.0	35.0	20.0	0.018
PN271	80.0	305.0	225.0	0.017	PN304	190.0	210.0	20.0	0.015
PN272	145.0	420.0	275.0	0.021	PN304	260.0	400.0	140.0	0.031
PN274	145.0	240.0	95.0	0.016	PN305	75.0	95.0	20.0	0.016
PN274	325.0	345.0	20.0	0.016	PN305	205.0	325.0	120.0	0.016
PN276	15.0	155.0	140.0	0.014	PN306	150.0	170.0	20.0	0.017
PN277	60.0	140.0	80.0	0.034	PN306	260.0	400.0	140.0	0.014
PN278	15.0	35.0	20.0	0.016	PN307	15.0	85.0	70.0	0.021
PN278	270.0	355.0	85.0	0.016	PN308	30.0	415.0	385.0	0.029
PN279	50.0	110.0	60.0	0.017	PN309	40.0	315.0	275.0	0.053
PN279	215.0	235.0	20.0	0.034	PN311	20.0	215.0	195.0	0.017
PN280	120.0	140.0	20.0	0.027	PN311	295.0	315.0	20.0	0.025
PN281	0.0	90.0	90.0	0.016	PN312	110.0	160.0	50.0	0.021
PN281	170.0	240.0	70.0	0.028	PN312	205.0	355.0	150.0	0.026
PN282	235.0	255.0	20.0	0.016	PN313	0.0	20.0	20.0	0.011

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT	BHID	FROM	TO	LENGTH	AU_OPT
PN313	150.0	390.0	240.0	0.013	PN395	100.0	125.0	25.0	0.019
PN314	180.0	205.0	25.0	0.023	PN395	170.0	210.0	40.0	0.190
PN315	275.0	330.0	55.0	0.038	PN396	135.0	155.0	20.0	0.010
PN317	185.0	255.0	70.0	0.024	PN397	55.0	75.0	20.0	0.029
PN319	100.0	155.0	55.0	0.010	PN398	45.0	65.0	20.0	0.012
PN319	210.0	255.0	45.0	0.056	PN398	155.0	175.0	20.0	0.014
PN321	10.0	115.0	105.0	0.030	PN402	205.0	265.0	60.0	0.080
PN321	205.0	435.0	230.0	0.044	PN403	115.0	245.0	130.0	0.021
PN322	410.0	445.0	35.0	0.021	PN404	130.0	240.0	110.0	0.035
PN322	605.0	625.0	20.0	0.020	PN405	115.0	210.0	95.0	0.048
PN323	90.0	425.0	335.0	0.024	PN406	165.0	200.0	35.0	0.032
PN323	625.0	800.0	175.0	0.030	PN407	150.0	170.0	20.0	0.015
PN324	185.0	205.0	20.0	0.012	PN419	105.0	150.0	45.0	0.050
PN326	200.0	220.0	20.0	0.015	PN420	95.0	190.0	95.0	0.016
PN328	170.0	190.0	20.0	0.017	PN421	120.0	145.0	25.0	0.026
PN331	115.0	135.0	20.0	0.030	PN422	90.0	125.0	35.0	0.015
PN333	100.0	135.0	35.0	0.061	PN429	145.0	200.0	55.0	0.083
PN336	70.0	100.0	30.0	0.032	PN430	110.0	135.0	25.0	0.024
PN336	315.0	340.0	25.0	0.018	PN431	145.0	215.0	70.0	0.086
PN337	240.0	260.0	20.0	0.011	PN432	10.0	40.0	30.0	0.032
PN339	185.0	230.0	45.0	0.015	PN432	215.0	390.0	175.0	0.048
PN348	50.0	110.0	60.0	0.132	PN433	0.0	60.0	60.0	0.012
PN356	65.0	235.0	170.0	0.023	PN433	135.0	170.0	35.0	0.014
PN356	380.0	400.0	20.0	0.011	PN433	220.0	245.0	25.0	0.048
PN357	30.0	60.0	30.0	0.019	PN434	265.0	285.0	20.0	0.011
PN357	225.0	335.0	110.0	0.020	PN435	195.0	250.0	55.0	0.011
PN357A	110.0	135.0	25.0	0.011	PN436	30.0	50.0	20.0	0.021
PN357A	265.0	430.0	165.0	0.028	PN436	155.0	190.0	35.0	0.074
PN359	0.0	40.0	40.0	0.039	PN452	85.0	105.0	20.0	0.024
PN362	110.0	130.0	20.0	0.066	PN453	55.0	75.0	20.0	0.014
PN364	0.0	115.0	115.0	0.043	PN454	45.0	65.0	20.0	0.014
PN364	160.0	205.0	45.0	0.036	PN457	20.0	40.0	20.0	0.012
PN364	250.0	430.0	180.0	0.034	PN457	95.0	115.0	20.0	0.041
PN365	65.0	85.0	20.0	0.017	PN458	0.0	320.0	320.0	0.035
PN368	145.0	165.0	20.0	0.080	PN459	0.0	135.0	135.0	0.042
PN372	25.0	130.0	105.0	0.023	PN460	125.0	195.0	70.0	0.011
PN372	205.0	245.0	40.0	0.112	PN461	135.0	220.0	85.0	0.035
PN372	295.0	450.0	155.0	0.042	PN462	0.0	140.0	140.0	0.039
PN373	45.0	235.0	190.0	0.034	PN463	50.0	95.0	45.0	0.024
PN374	0.0	25.0	25.0	0.037	PN463	160.0	280.0	120.0	0.053
PN379	60.0	215.0	155.0	0.037	PN464	240.0	260.0	20.0	0.011
PN379	275.0	305.0	30.0	0.017	PN465	0.0	20.0	20.0	0.051
PN381	285.0	335.0	50.0	0.025	PN465	100.0	120.0	20.0	0.021
PN383	150.0	255.0	105.0	0.019	PN465	175.0	260.0	85.0	0.076
PN385	380.0	400.0	20.0	0.013	PN466	35.0	110.0	75.0	0.017
PN388	145.0	165.0	20.0	0.018	PN466	185.0	245.0	60.0	0.024
PN393	185.0	230.0	45.0	0.042	PN467	180.0	270.0	90.0	0.021
PN394	0.0	40.0	40.0	0.018	PN468	105.0	125.0	20.0	0.013

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT	BHID	FROM	TO	LENGTH	AU_OPT
PN468A	265.0	285.0	20.0	0.016	R-17	270.0	290.0	20.0	0.018
PN469	230.0	275.0	45.0	0.053	R-18	100.0	120.0	20.0	0.044
PN477	105.0	225.0	120.0	0.013	R-18	300.0	330.0	30.0	0.060
PN478	115.0	210.0	95.0	0.027	R-19	10.0	50.0	40.0	0.021
PN478	270.0	305.0	35.0	0.028	R-2	0.0	20.0	20.0	0.023
PN479	0.0	25.0	25.0	0.011	R-2	230.0	255.0	25.0	0.026
PN479	80.0	210.0	130.0	0.030	R-20	85.0	155.0	70.0	0.019
PN480	20.0	200.0	180.0	0.016	R-21	15.0	175.0	160.0	0.019
PN482	135.0	170.0	35.0	0.050	R-23	220.0	240.0	20.0	0.013
PN482	215.0	235.0	20.0	0.034	R-24	100.0	120.0	20.0	0.024
PN483	140.0	165.0	25.0	0.044	R-24	230.0	250.0	20.0	0.014
R-1	255.0	275.0	20.0	0.023	R-25	345.0	470.0	125.0	0.068
R-1	395.0	565.0	170.0	0.031	R-26	280.0	395.0	115.0	0.029
R-10	75.0	100.0	25.0	0.034	R-27	135.0	155.0	20.0	0.015
R-100	305.0	355.0	50.0	0.079	R-27	265.0	285.0	20.0	0.011
R-101	240.0	260.0	20.0	0.020	R-27	380.0	510.0	130.0	0.055
R-102	335.0	390.0	55.0	0.089	R-28	220.0	240.0	20.0	0.038
R-103	195.0	220.0	25.0	0.058	R-28	315.0	345.0	30.0	0.047
R-104	315.0	410.0	95.0	0.116	R-28	390.0	410.0	20.0	0.018
R-105	65.0	85.0	20.0	0.024	R-29	235.0	305.0	70.0	0.148
R-105	265.0	445.0	180.0	0.024	R-3	85.0	105.0	20.0	0.010
R-106	280.0	300.0	20.0	0.012	R-3	270.0	350.0	80.0	0.065
R-106	415.0	435.0	20.0	0.042	R-30	225.0	310.0	85.0	0.088
R-107	60.0	80.0	20.0	0.027	R-31	5.0	70.0	65.0	0.032
R-107	270.0	445.0	175.0	0.027	R-33	55.0	155.0	100.0	0.020
R-108	480.0	580.0	100.0	0.039	R-34	25.0	75.0	50.0	0.037
R-109	415.0	450.0	35.0	0.024	R-34	145.0	175.0	30.0	0.012
R-109	570.0	650.0	80.0	0.053	R-36	35.0	60.0	25.0	0.017
R-11	0.0	50.0	50.0	0.079	R-37	95.0	115.0	20.0	0.012
R-110	360.0	385.0	25.0	0.012	R-38	25.0	55.0	30.0	0.010
R-110	525.0	550.0	25.0	0.012	R-4	135.0	155.0	20.0	0.016
R-110	610.0	640.0	30.0	0.137	R-4	375.0	445.0	70.0	0.073
R-111	550.0	575.0	25.0	0.023	R-40	155.0	175.0	20.0	0.026
R-112	275.0	295.0	20.0	0.016	R-41	185.0	205.0	20.0	0.016
R-112	535.0	570.0	35.0	0.054	R-42	200.0	220.0	20.0	0.024
R-113	340.0	410.0	70.0	0.028	R-43	180.0	220.0	40.0	0.066
R-114	375.0	395.0	20.0	0.022	R-45	135.0	210.0	75.0	0.045
R-114	585.0	610.0	25.0	0.063	R-46	225.0	245.0	20.0	0.029
R-12	0.0	200.0	200.0	0.044	R-47	35.0	75.0	40.0	0.054
R-13	65.0	85.0	20.0	0.010	R-48	65.0	95.0	30.0	0.012
R-13	135.0	155.0	20.0	0.010	R-49	345.0	365.0	20.0	0.011
R-14	165.0	185.0	20.0	0.014	R-49	495.0	545.0	50.0	0.025
R-14	360.0	485.0	125.0	0.030	R-5	0.0	95.0	95.0	0.018
R-15	415.0	435.0	20.0	0.017	R-50	315.0	335.0	20.0	0.017
R-15	570.0	625.0	55.0	0.043	R-50	400.0	475.0	75.0	0.039
R-16	345.0	365.0	20.0	0.012	R-51	370.0	400.0	30.0	0.053
R-16	450.0	480.0	30.0	0.068	R-54	155.0	185.0	30.0	0.018
R-16	570.0	600.0	30.0	0.483	R-55	155.0	220.0	65.0	0.010

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

BHID	FROM	TO	LENGTH	AU_OPT
R-56	120.0	145.0	25.0	0.011
R-56	210.0	240.0	30.0	0.058
R-57	160.0	180.0	20.0	0.014
R-58	100.0	145.0	45.0	0.010
R-58	190.0	220.0	30.0	0.030
R-59	295.0	315.0	20.0	0.021
R-6	30.0	70.0	40.0	0.052
R-60	255.0	300.0	45.0	0.072
R-68	385.0	445.0	60.0	0.061
R-69	385.0	415.0	30.0	0.032
R-7	0.0	55.0	55.0	0.059
R-70	285.0	335.0	50.0	0.086
R-71	460.0	485.0	25.0	0.032
R-72	340.0	430.0	90.0	0.062
R-73	385.0	405.0	20.0	0.011
R-74	250.0	270.0	20.0	0.081
R-75	280.0	320.0	40.0	0.035
R-77	505.0	530.0	25.0	0.020
R-77	575.0	595.0	20.0	0.027
R-78	395.0	450.0	55.0	0.034
R-79	170.0	190.0	20.0	0.167
R-8	15.0	195.0	180.0	0.041
R-80	275.0	480.0	205.0	0.048
R-81	50.0	75.0	25.0	0.015
R-81	175.0	195.0	20.0	0.031
R-81	315.0	385.0	70.0	0.021
R-81	465.0	490.0	25.0	0.047
R-82	345.0	460.0	115.0	0.035
R-83	235.0	255.0	20.0	0.012
R-83	460.0	610.0	150.0	0.060
R-84	250.0	270.0	20.0	0.015
R-84	335.0	375.0	40.0	0.023
R-85	285.0	305.0	20.0	0.012
R-85	380.0	405.0	25.0	0.018
R-86	70.0	90.0	20.0	0.029
R-86	430.0	465.0	35.0	0.250
R-87	190.0	210.0	20.0	0.015
R-87	425.0	525.0	100.0	0.018
R-88	190.0	260.0	70.0	0.026
R-89	330.0	395.0	65.0	0.076
R-91	240.0	260.0	20.0	0.018
R-91	460.0	485.0	25.0	0.016
R-91	775.0	795.0	20.0	0.016
R-96	105.0	190.0	85.0	0.037
R-97	100.0	150.0	50.0	0.038
R-98	200.0	235.0	35.0	0.057
R-99	275.0	305.0	30.0	0.047

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

APPENDIX D

Open Pit Reserve Detailed Results

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

Proven and Probable Reserves - Briggs Main
Elev.	Proven Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)			Probable Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)			Proven + Probable Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)			Waste Tons					Total Tons	Strip Ratio	Cum. SR
	Tons	Au (opt)	Au Ounces	Tons	Au (opt)	Au Ounces	Tons	Au (opt)	Au Ounces	Backfill	Dump	InSitu	In-Pit Inferred	Total
1820	0	0.0000	0	0	0.0000	0	0	0.0000	0	29	0	2,498	0	2,527	2,527	N/A	N/A
1800	0	0.0000	0	0	0.0000	0	0	0.0000	0	353	0	17,540	0	17,893	17,893	N/A	N/A
1780	0	0.0000	0	0	0.0000	0	0	0.0000	0	756	0	25,183	0	25,939	25,939	N/A	N/A
1760	813	0.0088	7	210	0.0110	2	1,023	0.0092	9	0	0	45,354	0	45,354	46,377	44.34	89.66
1740	0	0.0000	0	954	0.0122	12	954	0.0122	12	0	0	40,659	423	41,082	42,036	43.06	67.17
1720	1,318	0.0135	18	1,626	0.0093	15	2,944	0.0112	33	0	0	58,731	0	58,731	61,675	19.95	38.92
1700	3,259	0.0111	36	0	0.0000	0	3,259	0.0111	36	39	0	71,503	0	71,542	74,801	21.95	32.16
1680	1,644	0.0094	15	0	0.0000	0	1,644	0.0094	15	0	0	74,227	0	74,227	75,871	45.15	34.33
1660	0	0.0000	0	95	0.0080	1	95	0.0080	1	0	0	93,510	0	93,510	93,605	983.47	43.43
1640	987	0.0130	13	203	0.0076	2	1,190	0.0121	14	145	0	126,442	0	126,588	127,778	106.36	50.17
1620	5,138	0.0097	50	4,075	0.0083	34	9,213	0.0091	84	87	0	103,354	0	103,440	112,653	11.23	32.52
1600	8,334	0.0118	99	15,020	0.0087	131	23,354	0.0098	230	129	0	113,765	0	113,894	137,248	4.88	17.74
1580	12,925	0.0131	169	21,633	0.0108	234	34,557	0.0117	403	0	0	127,176	0	127,176	161,734	3.68	11.53
1560	15,724	0.0205	323	32,578	0.0124	404	48,301	0.0150	727	1,102	0	94,339	1,302	96,743	145,044	2.00	7.89
1540	34,657	0.0209	725	42,905	0.0183	784	77,562	0.0195	1,509	3,935	0	92,434	2,689	99,058	176,620	1.28	5.38
1520	51,809	0.0187	967	56,439	0.0173	978	108,248	0.0180	1,945	892	0	94,754	7,010	102,656	210,904	0.95	3.84
1500	69,552	0.0173	1,207	68,159	0.0154	1,050	137,711	0.0164	2,257	15,267	3,399	45,840	6,115	70,621	208,332	0.51	2.82
1480	89,129	0.0191	1,701	67,510	0.0156	1,052	156,639	0.0176	2,753	34,527	15,626	64,934	3,908	118,996	275,634	0.76	2.29
1460	84,905	0.0171	1,448	80,403	0.0157	1,259	165,308	0.0164	2,707	49,263	32,353	110,602	2,830	195,048	360,356	1.18	2.05
1440	72,597	0.0166	1,206	54,508	0.0166	904	127,105	0.0166	2,110	71,735	59,155	168,819	0	299,709	426,814	2.36	2.10
1420	71,267	0.0160	1,139	70,852	0.0144	1,022	142,118	0.0152	2,161	174,395	186,154	276,881	0	637,429	779,548	4.49	2.42
1400	84,080	0.0153	1,285	99,687	0.0146	1,455	183,767	0.0149	2,740	265,013	200,236	386,519	0	851,767	1,035,535	4.64	2.75
1380	59,485	0.0165	983	108,330	0.0144	1,558	167,815	0.0151	2,541	294,883	101,110	343,817	0	739,810	907,625	4.41	2.95
1360	68,023	0.0169	1,150	124,488	0.0147	1,829	192,511	0.0155	2,979	288,387	30,318	362,867	5,640	687,212	879,723	3.57	3.03
1340	79,856	0.0173	1,385	131,084	0.0146	1,912	210,940	0.0156	3,297	259,968	0	371,204	4,108	635,280	846,220	3.01	3.03
1320	83,977	0.0194	1,631	121,771	0.0149	1,817	205,748	0.0168	3,448	226,805	0	265,558	4,748	497,111	702,858	2.42	2.96
1300	93,265	0.0174	1,623	123,986	0.0162	2,014	217,251	0.0167	3,636	196,358	0	237,463	9,306	443,127	660,378	2.04	2.87
1280	108,748	0.0161	1,752	138,630	0.0173	2,397	247,378	0.0168	4,149	171,557	0	212,048	9,180	392,785	640,163	1.59	2.74
1260	114,464	0.0185	2,117	139,053	0.0169	2,345	253,517	0.0176	4,462	143,772	0	118,793	7,931	270,497	524,013	1.07	2.59
1240	147,737	0.0192	2,834	126,531	0.0179	2,270	274,268	0.0186	5,103	113,631	0	76,281	754	190,666	464,934	0.70	2.41
1220	166,434	0.0193	3,205	109,682	0.0191	2,098	276,116	0.0192	5,303	92,895	0	61,302	351	154,548	430,664	0.56	2.26
1200	131,234	0.0221	2,904	63,259	0.0213	1,348	194,492	0.0219	4,251	71,781	0	34,760	0	106,541	301,033	0.55	2.16
1180	162,041	0.0170	2,751	58,362	0.0213	1,241	220,403	0.0181	3,992	0	0	59,149	0	59,149	279,552	0.27	2.05
1160	148,718	0.0161	2,398	43,856	0.0190	835	192,573	0.0168	3,233	0	0	56,616	0	56,616	249,190	0.29	1.96
1140	106,879	0.0155	1,661	29,675	0.0139	411	136,554	0.0152	2,072	0	0	21,633	0	21,633	158,187	0.16	1.90
1120	86,183	0.0166	1,432	27,597	0.0153	421	113,780	0.0163	1,853	0	0	16,889	0	16,889	130,669	0.15	1.85
1100	67,997	0.0162	1,103	20,833	0.0150	313	88,829	0.0159	1,416	0	0	10,708	0	10,708	99,538	0.12	1.82
1080	29,377	0.0139	408	20,662	0.0162	335	50,039	0.0149	743	0	0	14,784	0	14,784	64,823	0.30	1.80

Total	2,262,554	0.0176	39,744	2,004,656	0.0162	32,481	4,267,210	0.0169	72,225	2,477,704	628,352	4,498,935	66,294	7,671,285	11,938,494	3.39

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

Proven and Probable Reserves - BSU
Elev.	Proven Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)			Probable Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)			Proven + Probable Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)			Waste Tons					Total	Strip	Cum.
	Tons	Au (opt)	Au Ounces	Tons	Au (opt)	Au Ounces	Tons	Au (opt)	Au Ounces	Backfill	Dump	InSitu	In-Pit Inferred	Total	Tons	Ratio	SR
2080	0	0.0000	0	0	0.0000	0	0	0.0000	0	17	0	13	0	30	30	N/A	N/A
2060	0	0.0000	0	0	0.0000	0	0	0.0000	0	145	0	272	0	417	417	N/A	N/A
2040	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	0	973	0	973	973	N/A	N/A
2020	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	0	2,536	0	2,536	2,536	N/A	N/A
2000	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	1,055	11,173	0	12,229	12,229	N/A	N/A
1980	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	903	11,629	0	12,531	12,531	N/A	N/A
1960	0	0.0000	0	0	0.0000	0	0	0.0000	0	335	1,018	53,187	0	54,539	54,539	N/A	N/A
1940	0	0.0000	0	0	0.0000	0	0	0.0000	0	323	1,828	107,620	0	109,771	109,771	N/A	N/A
1920	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	1,228	77,121	0	78,349	78,349	N/A	N/A
1900	0	0.0000	0	0	0.0000	0	0	0.0000	0	235	3,787	103,478	0	107,500	107,500	N/A	N/A
1880	0	0.0000	0	0	0.0000	0	0	0.0000	0	313	4,232	170,292	0	174,836	174,836	N/A	N/A
1860	0	0.0000	0	0	0.0000	0	0	0.0000	0	844	1,126	131,382	0	133,352	133,352	N/A	N/A
1840	0	0.0000	0	0	0.0000	0	0	0.0000	0	227	2,796	195,060	0	198,084	198,084	N/A	N/A
1820	53,901	0.0226	1,218	76,306	0.0144	1,100	130,206	0.0178	2,318	263	552	265,175	19,131	285,121	415,327	5.29	21.71
1800	157,122	0.0244	3,829	127,308	0.0190	2,425	284,430	0.0220	6,254	1,649	858	252,533	12,380	267,420	551,849	1.70	6.81
1780	186,699	0.0231	4,316	139,139	0.0177	2,457	325,838	0.0208	6,773	874	1,707	310,987	7,903	321,471	647,308	1.72	4.42
1760	190,633	0.0190	3,627	158,188	0.0203	3,219	348,822	0.0196	6,845	1,212	5,706	302,275	7,099	316,293	665,114	1.66	3.53
1740	184,255	0.0228	4,209	138,488	0.0183	2,534	322,743	0.0209	6,743	0	3,785	218,337	5,734	227,856	550,600	1.24	2.98
1720	185,346	0.0191	3,536	146,202	0.0212	3,099	331,548	0.0200	6,635	0	3,349	220,528	8,478	232,355	563,903	1.25	2.65
1700	91,846	0.0157	1,442	94,131	0.0154	1,450	185,977	0.0156	2,892	0	2,957	181,415	9,668	194,040	380,017	2.11	2.60
1680	78,794	0.0162	1,275	57,675	0.0167	965	136,469	0.0164	2,239	229	3,701	228,837	2,416	235,184	371,653	2.98	2.63
1660	56,589	0.0131	743	46,848	0.0117	550	103,437	0.0125	1,293	3,998	2,790	270,460	3	277,251	380,688	4.90	2.74
1640	55,050	0.0114	629	33,963	0.0150	509	89,013	0.0128	1,138	4,253	3,368	290,283	1,311	299,216	388,228	5.44	2.86
1620	39,082	0.0174	679	32,459	0.0137	443	71,541	0.0157	1,122	274	2,999	249,511	656	253,440	324,981	6.48	2.97
1600	39,856	0.0125	499	45,715	0.0192	876	85,571	0.0161	1,375	0	8,852	246,551	0	255,402	340,973	6.41	3.07
1580	27,111	0.0139	376	70,134	0.0157	1,099	97,246	0.0152	1,475	292	12,223	241,405	0	253,920	351,166	9.37	3.20
1560	20,121	0.0273	550	61,072	0.0163	997	81,193	0.0191	1,547	0	12,313	196,621	820	209,753	290,947	10.42	3.30
1540	40,572	0.0213	865	66,621	0.0204	1,361	107,193	0.0208	2,226	714	8,684	150,648	656	160,702	267,894	3.96	3.32
1520	119,308	0.0248	2,963	64,052	0.0185	1,184	183,359	0.0226	4,148	0	15,150	151,847	4,590	171,587	354,946	1.44	3.18
1500	177,603	0.0298	5,292	42,544	0.0258	1,097	220,147	0.0290	6,388	0	19,827	116,989	6,249	143,065	363,213	0.81	2.93
1480	150,898	0.0354	5,344	38,967	0.0327	1,274	189,865	0.0349	6,618	0	34,136	116,084	3,216	153,436	343,301	1.02	2.77
1460	141,055	0.0310	4,376	33,413	0.0309	1,034	174,468	0.0310	5,410	0	20,722	115,382	764	136,869	311,337	0.97	2.65
1440	95,983	0.0308	2,952	13,830	0.0268	370	109,813	0.0303	3,323	0	255	88,083	0	88,338	198,151	0.92	2.57
1420	63,065	0.0385	2,426	8,266	0.0360	297	71,331	0.0382	2,724	0	0	44,830	0	44,830	116,161	0.71	2.51
1400	54,026	0.0296	1,600	7,993	0.0245	196	62,020	0.0290	1,796	0	0	21,685	0	21,685	83,705	0.40	2.46
1380	43,908	0.0250	1,097	2,007	0.0224	45	45,915	0.0249	1,142	0	0	8,016	0	8,016	53,931	0.18	2.42

Total	2,252,823	0.0239	53,842	1,505,321	0.0190	28,582	3,758,145	0.0219	82,424	16,196	181,906	5,153,218	91,076	5,442,397	9,200,541	2.42

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

Proven and Probable Reserves - Gold Tooth
Elev.	Proven Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)			Probable Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)			Proven + Probable Ore (>= 0.0066 oz Au/ton, incremental leach cutoff)			Waste Tons					Total Tons	Strip Ratio	Cum. SR
	Tons	Au (opt)	Au Ounces	Tons	Au (opt)	Au Ounces	Tons	Au (opt)	Au Ounces	Backfill	Dump	InSitu	In-Pit Inferred	Total
1900	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	0	46	0	46	46	N/A	N/A
1880	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	0	4,443	0	4,443	4,443	N/A	N/A
1860	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	317	16,977	0	17,294	17,294	N/A	N/A
1840	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	1,614	17,739	0	19,353	19,353	N/A	N/A
1820	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	3,327	39,144	0	42,471	42,471	N/A	N/A
1800	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	8,799	62,974	13	71,786	71,786	N/A	N/A
1780	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	7,201	59,833	498	67,532	67,532	N/A	N/A
1760	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	6,139	86,426	1,318	93,883	93,883	N/A	N/A
1740	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	11,076	137,834	5,201	154,112	154,112	N/A	N/A
1720	0	0.0000	0	0	0.0000	0	0	0.0000	0	0	6,959	134,051	17,564	158,574	158,574	N/A	N/A
1700	0	0.0000	0	8,197	0.0090	74	8,197	0.0090	74	0	10,060	179,107	11,380	200,548	208,744	N/A	N/A
1680	0	0.0000	0	17,377	0.0096	168	17,377	0.0096	168	0	7,732	229,929	3,475	241,136	258,513	N/A	N/A
1660	1,311	0.0090	12	17,669	0.0097	171	18,980	0.0096	183	0	34,956	214,684	2,318	251,957	270,938	192.12	1008.89
1640	8,525	0.0086	73	12,131	0.0110	133	20,656	0.0100	206	0	57,526	271,344	839	329,709	350,365	38.68	168.04
1620	9,508	0.0090	86	11,895	0.0112	134	21,403	0.0103	220	0	61,958	323,061	0	385,018	406,422	40.49	105.35
1600	9,508	0.0093	88	16,384	0.0127	208	25,892	0.0114	296	0	66,573	317,054	0	383,626	409,518	40.35	83.93
1580	4,380	0.0109	48	24,216	0.0157	380	28,597	0.0150	428	0	71,477	357,857	0	429,334	457,930	98.01	85.78
1560	9,252	0.0157	145	20,252	0.0178	360	29,505	0.0171	505	0	70,794	399,422	5,563	475,779	505,284	51.42	78.30
1540	10,187	0.0191	194	28,948	0.0207	600	39,134	0.0203	794	0	62,228	380,151	7,257	449,636	488,770	44.14	71.69
1520	16,108	0.0281	453	45,574	0.0173	787	61,683	0.0201	1,241	0	54,315	417,593	6,820	478,728	540,411	29.72	61.86
1500	29,387	0.0258	758	56,484	0.0171	963	85,871	0.0200	1,721	0	45,884	459,465	9,789	515,138	601,009	17.53	48.59
1480	47,962	0.0224	1,076	70,523	0.0175	1,233	118,486	0.0195	2,309	0	42,107	412,536	15,236	469,879	588,365	9.80	35.86
1460	63,252	0.0200	1,265	97,167	0.0157	1,527	160,419	0.0174	2,792	0	43,982	442,097	14,348	500,427	660,846	7.91	27.42
1440	78,115	0.0204	1,592	118,456	0.0166	1,961	196,570	0.0181	3,554	0	42,520	500,200	10,184	552,904	749,474	7.08	21.89
1420	83,970	0.0222	1,861	126,916	0.0205	2,597	210,887	0.0211	4,458	0	36,356	473,410	4,430	514,195	725,082	6.12	18.33
1400	113,610	0.0281	3,197	130,923	0.0212	2,782	244,533	0.0244	5,979	0	27,785	484,588	328	512,701	757,233	4.51	15.09
1380	150,521	0.0293	4,414	116,908	0.0213	2,487	267,429	0.0258	6,901	0	18,145	510,186	1,984	530,315	797,743	3.52	12.35
1360	148,626	0.0285	4,238	91,006	0.0220	2,001	239,632	0.0260	6,239	0	20,288	480,067	413	500,768	740,400	3.37	10.65
1340	131,039	0.0267	3,499	74,675	0.0211	1,576	205,714	0.0247	5,075	0	36,428	511,934	9,134	557,496	763,211	4.25	9.73
1320	111,393	0.0257	2,864	83,511	0.0181	1,515	194,905	0.0225	4,379	0	29,854	553,545	23,070	606,470	801,374	5.44	9.27
1300	100,377	0.0254	2,545	122,797	0.0157	1,924	223,173	0.0200	4,470	0	29,100	465,156	30,298	524,555	747,728	5.23	8.91
1280	94,964	0.0235	2,230	141,269	0.0163	2,298	236,232	0.0192	4,528	0	24,277	466,183	29,997	520,457	756,689	5.48	8.64
1260	81,908	0.0233	1,905	141,734	0.0164	2,324	223,642	0.0189	4,229	0	24,168	466,383	29,193	519,744	743,386	6.35	8.50
1240	63,269	0.0269	1,703	141,875	0.0169	2,400	205,144	0.0200	4,103	0	26,907	403,924	33,866	464,696	669,840	7.34	8.44
1220	57,698	0.0290	1,670	119,865	0.0193	2,312	177,564	0.0224	3,983	0	16,225	420,519	35,580	472,325	649,888	8.19	8.43
1200	50,738	0.0306	1,555	119,849	0.0215	2,581	170,587	0.0242	4,136	0	15,755	425,897	32,830	474,482	645,068	9.35	8.47
1180	51,616	0.0269	1,386	111,049	0.0269	2,982	162,665	0.0269	4,368	0	0	330,032	28,616	358,649	521,314	6.95	8.41
1160	60,325	0.0306	1,844	98,685	0.0270	2,665	159,010	0.0284	4,508	0	0	304,429	31,967	336,396	495,405	5.58	8.31
1140	72,597	0.0365	2,651	95,879	0.0266	2,554	168,475	0.0309	5,205	0	0	274,218	33,702	307,920	476,395	4.24	8.13
1120	64,416	0.0440	2,837	75,347	0.0366	2,754	139,764	0.0400	5,591	0	0	181,823	30,164	211,987	351,751	3.29	7.95
1100	59,613	0.0499	2,977	77,065	0.0456	3,518	136,678	0.0475	6,495	0	0	158,541	12,534	171,075	307,754	2.87	7.78
1080	54,210	0.0498	2,702	70,554	0.0501	3,538	124,764	0.0500	6,240	0	0	138,796	2,216	141,013	265,776	2.60	7.63
1060	21,098	0.0461	972	29,862	0.0711	2,122	50,961	0.0607	3,094	0	0	69,597	2,587	72,183	123,144	3.42	7.58
1040	10,177	0.0596	607	25,367	0.0642	1,628	35,544	0.0629	2,234	0	0	41,075	4,269	45,344	80,889	4.46	7.56
1020	4,823	0.0562	271	25,026	0.0575	1,440	29,849	0.0573	1,710	0	0	9,449	4,016	13,466	43,315	2.79	7.55

Total	1,874,485	0.0287	53,717	2,565,437	0.0229	58,698	4,439,922	0.0253	112,415	0	1,022,832	12,633,718	492,998	14,149,547	18,589,469	7.55

Ore Reserves Engineering	March 2009

Technical Report for the Briggs Project

N 13,000
N 12,000
N 11,000
N 10,000
N 9,000
N 8,000
N 7,000
N 6,000
North Dump 1560 Elevation
BSU Phase 2 Pit
BSU Phase 1 Pit
Leach Pad Expansion Area
South Dump Extension 1520 Elevation
Goldtooth North Pit
N

Dumps and Pit Progress at End of 2009

Ore Reserves Engineering	March 2009